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As filed with the Securities and Exchange Commission on April 6, 2017

Registration No. 333-
Post-Effective Amendment No. 1 to Registration No. 333-213147

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CANADIAN IMPERIAL BANK OF COMMERCE
(Exact name of registrant as specified in its Charter)

Not Applicable
(Translation of Registrant's name into English)

Canada (State or other jurisdiction of incorporation or organization)	6029 (Primary Standard Industrial Classification Code Number)	13-1942440 (I.R.S. Employer Identification Number)

Commerce Court
Toronto, Ontario
Canada, M5L 1A2
Tel: 416-980-2211
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Michael G. Capatides
Senior Executive Vice-President, Chief Administrative Officer and General Counsel
Canadian Imperial Bank of Commerce
425 Lexington Avenue—3rd Floor
New York, New York, USA 10017
212-667-8301
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:
James B. Carlson Reb D. Wheeler David S. Bakst Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020 +1 212-506-2500	Robert J. Richardson Canadian Imperial Bank of Commerce Commerce Court Toronto, Ontario Canada, M5L 1A2 Tel: 416-980-2211	Jennifer Evans PrivateBancorp, Inc. 120 South LaSalle Street Chicago, Illinois 60603 +1 312-564-2000	Edward D. Herlihy Matthew M. Guest Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 +1 212-403-1000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this registration statement and upon completion of the merger.

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)(4)

Common Shares, without par value	4,236,985	Not applicable	$740,052,966	$85,773

(1)
Represents the incremental maximum number of Canadian Imperial Bank of Commerce (CIBC) common shares estimated to be deliverable upon completion of the merger described herein and is calculated as the difference of (a) the sum of (i) 79,765,444 shares of common stock, without par value per share, of PrivateBancorp, Inc. (PrivateBancorp) outstanding as of March 31, 2017 (excluding the restricted shares described below); (ii) 19,436 shares of common stock of PrivateBancorp expected to be issued prior to the completion of the merger; (iii) 2,139,237 shares of PrivateBancorp to be issued to holders of options of PrivateBancorp that are exercisable prior to the completion of the merger, in each case multiplied by 0.4176 which is the exchange ratio under the amended merger agreement and (iv) 255,214 shares of PrivateBancorp to be issued to holders of PrivateBancorp restricted stock awards prior to the completion of the merger multiplied by 0.6929 which is the equity award exchange ratio under the amended merger agreement, less (b) 30,151,364, which represents the estimated maximum number of CIBC common shares to be deliverable upon completion of the merger as filed in a registration statement on Form F-4 on August 15, 2016 (File No. 333-213147).

(2)
Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act, and calculated pursuant to Rules 457(f) and 457(c) under the Securities Act. Pursuant to Rule 457(f) under the Securities Act, the proposed maximum aggregate offering price of the CIBC common shares was calculated in accordance with Rule 457(c) under the Securities Act based upon the market value of the PrivateBancorp common stock to be cancelled and exchanged for the CIBC common shares in connection with the proposed merger as follows: the difference between (a) the product of (i) $59.35, the average of the high and low prices for the PrivateBancorp common stock reported on NASDAQ on March 31, 2017, and (ii) 82,179,331, which is the estimated maximum number of shares of PrivateBancorp common stock that would be outstanding upon consummation of the merger (which corresponds to the estimated maximum number of CIBC common shares estimated to be deliverable upon consummation of the merger), less (b) $1,982,563,631, which is the estimated maximum amount of cash consideration to be paid by CIBC in exchange for PrivateBancorp common stock upon consummation of the merger (which corresponds to the estimated maximum number of shares of PrivateBancorp common stock described above), less (c) $2,154,726,698, which represents the proposed maximum aggregate offering price as filed in a registration statement on Form F-4 on August 15, 2016 (File No. 333-213147) also relating to common shares of CIBC to be issued in the merger.

(3)
Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $115.90 per $1,000,000 of the proposed maximum aggregate offering price or 0.0001159 multiplied by the proposed maximum aggregate offering price.

(4)
A registration fee of $216,981 was previously paid with CIBC's registration statement on Form F-4 filed on August 15, 2016 (File No. 333-213147). Pursuant to Rule 429 under the Securities Act, the proxy statement/prospectus herein also relates to common shares registered on CIBC's registration statement on Form F-4 filed on August 15, 2016 (File No. 333-213147). This registration statement also constitutes Post-Effective Amendment No. 1 to registration statement No. 333-213147.

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT"), AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

EXPLANATORY NOTE

        This registration statement includes the first supplement (the "supplement") to the proxy statement/prospectus of PrivateBancorp, Inc. ("PrivateBancorp") and Canadian Imperial Bank of Commerce ("CIBC") dated October 31, 2016, that was first mailed on or about November 2, 2016 to PrivateBancorp stockholders who were record holders as of October 28, 2016 (the "proxy statement/prospectus"). The supplement amends and supplements the proxy statement/prospectus. The proxy statement/prospectus is included in this registration statement immediately following the supplement. The supplement will be mailed, on or after the date that this post-effective amendment to the registration statement becomes effective, to each of the PrivateBancorp stockholders who appear on the stockholders' register as of the date of the mailing.

The information contained in this proxy statement/prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction where such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Subject to Completion Preliminary Prospectus, dated April 6, 2017

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholder of PrivateBancorp, Inc.:

        You are cordially invited to attend a special meeting of the stockholders of PrivateBancorp, Inc. ("PrivateBancorp"), to consider and vote upon the matters set forth in the accompanying notice of special meeting of stockholders. On or about November 2, 2016, we mailed a proxy statement/prospectus related to a special meeting of PrivateBancorp stockholders that was originally scheduled for December 8, 2016 to consider and vote on the proposal to adopt the Agreement and Plan of Merger (the "original merger agreement"), dated as of June 29, 2016, by and between PrivateBancorp, Canadian Imperial Bank of Commerce ("CIBC") and CIBC Holdco Inc. ("Holdco"), and the other proposals described in the proxy statement.

        CIBC, PrivateBancorp and Holdco amended the merger agreement on March 30, 2017 by entering into Amendment No. 1 thereto (the original merger agreement, together with Amendment No. 1 thereto and as such amended agreement may be further amended from time to time, the "amended merger agreement") to, among other things, increase the per share merger consideration from (i) $18.80 in cash and (ii) 0.3657 common shares of CIBC to (i) $24.20 in cash and (ii) 0.4176 common shares of CIBC.

        On December 7, 2016, PrivateBancorp announced that it had postponed the special meeting to consider and vote on the original merger agreement in view of the significant changes to trading and economic market conditions to give PrivateBancorp's stockholders additional time to consider the value and long-term strategic benefits of the transaction. On March 30, 2017, the parties entered into Amendment No. 1 to the original merger agreement. The special meeting to consider and vote on the amended merger agreement will now be held on May [    •    ], 2017 at [    •    ], at [    •    ] local time. The new record date for stockholders entitled to vote at the special meeting is March 31, 2017.

        Under the terms of the amended merger agreement, PrivateBancorp will merge with and into Holdco (the "merger"), with Holdco surviving the merger as a wholly owned subsidiary of CIBC. Following the merger, The PrivateBank and Trust Company ("PrivateBank"), PrivateBancorp's banking subsidiary, will be headquartered in Chicago and PrivateBank and Holdco will constitute the primary banking, lending and wealth management platform of CIBC in the U.S. PrivateBancorp is sending this document to ask its common stockholders to vote in favor of the adoption of the amended merger agreement.

        If the merger is completed, you will become entitled to receive for each share of PrivateBancorp common stock owned by you (i) $24.20 in cash and (ii) 0.4176 common shares of CIBC (which we collectively refer to as the "merger consideration").

        The following table shows the implied value of the merger consideration that would be received by PrivateBancorp stockholders in exchange for each share of PrivateBancorp common stock if the per share trading price of CIBC was $87.92, which was the closing price of CIBC common shares on the New York Stock Exchange, which we refer to as the "NYSE," on March 29, 2017, the last trading day before public announcement of the amendment to the merger, and if the per share price of CIBC was $[    •    ], which was the closing share price of CIBC common shares on the NYSE on April [    •    ],

2017, the latest practicable date before the mailing of this supplement. The exchange ratio of 0.4176 is fixed.

	Price of CIBC common shares on NYSE		Exchange Ratio	Cash Consideration per PVTB share of common stock	Total Consideration per PVTB share of common stock
March 29, 2017		$87.92	0.4176	$24.20		$60.92
April [•], 2017	$	[•]	0.4176	$24.20	$	[•]

        Based on the number of shares of PrivateBancorp common stock outstanding on March 31, 2017, and the number of shares of restricted PrivateBancorp common stock to be replaced in connection with the merger, we expect that the payment of the stock portion of the merger consideration will require CIBC to issue approximately 33.5 million CIBC common shares in connection with the merger. In addition, based on the number of issued and outstanding CIBC common shares and shares of PrivateBancorp common stock as of March 31, 2017, and based on the exchange ratio of 0.4176, holders of shares of PrivateBancorp common stock as of immediately prior to the closing of the merger will hold, in the aggregate, approximately 7.7% of the issued and outstanding CIBC common shares immediately upon the completion of the merger. Based on the foregoing, the aggregate merger consideration payable to PrivateBancorp stockholders, if the closing occurs, is currently expected to have a value of approximately $4.9 billion.

        The market prices of both CIBC common shares and shares of PrivateBancorp common stock will fluctuate before the completion of the merger, and the market price of CIBC common shares may also fluctuate between the completion of the merger and the time you receive any CIBC common shares. Because the exchange ratio is fixed, the value of the merger consideration constituting common shares of CIBC will fluctuate from the date hereof until you receive the CIBC common shares. You should obtain current stock price quotations for CIBC common shares and PrivateBancorp common stock before you vote. CIBC common shares are quoted on the NYSE and the Toronto Stock Exchange ("TSX") under the symbol "CM." PrivateBancorp common stock is quoted on the NASDAQ Stock Market LLC ("NASDAQ") under the symbol "PVTB."

        The merger cannot be completed unless PrivateBancorp common stockholders holding at least a majority of the shares outstanding as of the close of business on March 31, 2017, the record date for the special meeting, vote in favor of the adoption of the amended merger agreement at the special meeting.

        YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF PRIVATEBANCORP COMMON STOCK YOU OWN. TO ENSURE YOUR REPRESENTATION AT THE SPECIAL MEETING, PLEASE TAKE TIME TO VOTE BY FOLLOWING THE INSTRUCTIONS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS AND ON YOUR PROXY CARD. PLEASE VOTE PROMPTLY WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING. SUBMITTING A PROXY NOW WILL NOT PREVENT YOU FROM BEING ABLE TO VOTE IN PERSON AT THE SPECIAL MEETING.

        PRIVATEBANCORP'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PRIVATEBANCORP COMMON STOCKHOLDERS VOTE "FOR" THE PROPOSAL TO ADOPT THE AMENDED MERGER AGREEMENT AND "FOR" THE OTHER MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING.

        The accompanying supplement and the proxy statement/prospectus describe the special meeting of PrivateBancorp common stockholders, the merger, the documents relating to the merger and other related matters. Please read carefully the entire supplement and the proxy statement/prospectus, including the section entitled "Risk Factors" beginning on page 17 of the proxy statement/prospectus, as supplemented by the section titled "Risk Factors" beginning on page [    •    ] of this supplement, and the appendices and documents incorporated by reference.

        If you have any questions regarding the proxy statement/prospectus, you may contact PrivateBancorp's proxy solicitors, Innisfree M&A Incorporated, by calling toll-free at 888-750-5834, or Alliance Advisors, LLC, by calling toll-free at 855-976-3324.

Sincerely,

James M. Guyette
 Chairman of the Board

        NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION, NOR ANY U.S. STATE OR CANADIAN PROVINCIAL OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The securities to be issued in connection with the merger are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation, the Canada Deposit Insurance Corporation or any other governmental agency.

        The date of this supplement to the proxy statement/prospectus is April [    •    ], 2017, and it is first being mailed or otherwise delivered to PrivateBancorp common stockholders on or about April [    •    ], 2017.

NOTICE OF SPECIAL MEETING OF COMMON STOCKHOLDERS
TO BE HELD ON MAY [    •    ], 2017

        NOTICE IS HEREBY GIVEN that a special meeting of common stockholders of PrivateBancorp, Inc. will be held on May [    •    ], 2017, at [    •    ] local time, at [    •    ], to consider and vote upon the following matters:

  1.
  a proposal to adopt the agreement and plan of merger (the "original merger agreement"), dated as of June 29, 2016, as amended by Amendment No. 1 to the original merger agreement on March 30, 2017, as it may be further amended from time to time (the "amended merger agreement"), by and among PrivateBancorp, Canadian Imperial Bank of Commerce and CIBC Holdco Inc. (the "amended merger agreement proposal");

  2.
  a proposal to approve, by advisory (non-binding) vote, certain compensation that may be paid or become payable to PrivateBancorp's named executive officers in connection with the merger (the "merger-related compensation proposal"); and

  3.
  a proposal for adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the amended merger agreement (the "adjournment proposal").

        These proposals and the special meeting are described in further detail in the accompanying supplement to the proxy statement/prospectus, which you should read carefully together with the proxy statement/prospectus and in their entirety before you vote, including the appendices and documents incorporated by reference. A copy of the amended merger agreement is attached as Appendix A to the accompanying supplement to the proxy statement/prospectus.

        The record date for the special meeting has been set as March 31, 2017. Only PrivateBancorp common stockholders of record as of the close of business on such record date are entitled to notice of, and to vote at, the special meeting or any adjournments and postponements thereof.

        Approval of the amended merger agreement proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of PrivateBancorp common stock entitled to vote thereon. Approval of the merger-related compensation proposal requires the affirmative vote of the holders of a majority of shares of PrivateBancorp common stock present in person or represented by proxy and entitled to vote thereon; however, such vote is advisory (non-binding) only. Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of shares of PrivateBancorp common stock present in person or represented by proxy and entitled to vote thereon, whether or not a quorum is present.

        PRIVATEBANCORP'S BOARD OF DIRECTORS UNANIMOUSLY ADOPTED AND APPROVED THE AMENDED MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED THEREBY, AND DETERMINED THAT THE AMENDED MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED THEREBY ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF PRIVATEBANCORP AND ITS STOCKHOLDERS. PRIVATEBANCORP'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PRIVATEBANCORP COMMON STOCKHOLDERS VOTE "FOR" THE AMENDED MERGER AGREEMENT PROPOSAL, "FOR" THE MERGER-RELATED COMPENSATION PROPOSAL AND "FOR" THE ADJOURNMENT PROPOSAL.

        YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF PRIVATEBANCORP COMMON STOCK THAT YOU OWN. WE CANNOT COMPLETE THE MERGER UNLESS PRIVATEBANCORP'S COMMON STOCKHOLDERS ADOPT THE AMENDED MERGER AGREEMENT.

        Even if you plan to attend the special meeting in person, PrivateBancorp requests that you complete, sign, date and return, as promptly as possible, the enclosed proxy card in the accompanying prepaid reply envelope or submit your proxy by telephone or Internet prior to the special meeting to ensure that your shares of PrivateBancorp common stock will be represented at the special meeting if you are unable to attend. If you hold your shares in "street name" through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares. If you fail to submit a proxy or to attend the special meeting in person or do not provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares, as applicable, your shares of PrivateBancorp common stock will not be counted for purposes of determining whether a quorum is present at the special meeting and will have the same effect as a vote "AGAINST" the approval of the amended merger agreement proposal.

        A copy of our definitive proxy statement/prospectus dated October 31, 2016 is being mailed along with this supplement to the proxy statement/prospectus to stockholders who have not previously been mailed a copy.

        If you have any questions regarding the accompanying proxy statement/prospectus, you may contact PrivateBancorp's proxy solicitors, Innisfree M&A Incorporated, by calling toll-free at (888) 750-5834, or Alliance Advisors, LLC, by calling toll-free at 855-976-3324.

By order of the Board of Directors,

Jennifer R. Evans
 General Counsel and Secretary

Chicago, Illinois
Dated: April [    •    ], 2017

REFERENCES TO ADDITIONAL INFORMATION

        This supplement to the proxy statement/prospectus incorporates important business and financial information about Canadian Imperial Bank of Commerce, or CIBC, and PrivateBancorp, Inc., or PrivateBancorp, from documents filed with or furnished to the U.S. Securities and Exchange Commission, or SEC, that is not included in or delivered with this supplement to the proxy statement/prospectus.

        You can obtain any of the documents filed with or furnished to the SEC by CIBC or PrivateBancorp, as the case may be, at no cost from the SEC's website at www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this proxy statement/prospectus, at no cost by contacting either CIBC or PrivateBancorp, as the case may be, at the following addresses:

CANADIAN IMPERIAL BANK OF COMMERCE Commerce Court Toronto, Ontario Canada, M5L 1A2 Attention: Corporate Secretary Telephone: (416) 980-2211	PRIVATEBANCORP, INC. 120 South LaSalle Street Chicago, Illinois 60603 Attention: Investor Relations Telephone: (312) 564-2000

        In addition to the paper copies of the supplement to the proxy statement/prospectus that you receive, a PrivateBancorp proxy card and any amendments to the foregoing materials that are required to be furnished to stockholders are available for you to review online at www.envisionreports.com/PVTB.

        In addition, if you have questions about the merger or the special meeting, need additional copies of this document or the proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact PrivateBancorp's proxy solicitors, Innisfree M&A Incorporated and Alliance Advisors, LLC, at the following addresses and telephone numbers:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Shareholders call toll free: 888-750-5834
Brokers and banks call: 212-750-5833

Alliance Advisors, LLC
200 Broadacres Drive, 3rd Floor
Bloomfield, New Jersey 07003
Shareholders call toll free: 855-976-3324
Brokers and banks call: 973-873-7700

        You will not be charged for any of these documents that you request. In order to receive timely delivery of the documents in advance of the special meeting, you should make your request to CIBC or PrivateBancorp, as the case may be, no later than [    •    ], 2017, or five trading days prior to the special meeting.

        See "Where You Can Find More Information" beginning on page [    •    ] of this supplement to the proxy statement/prospectus for more details.

INTRODUCTION	iii
UPDATE TO QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING	iv
UPDATE TO THE SUMMARY	1
Merger Consideration and Amendment No. 1 to the Merger Agreement	1
PrivateBancorp's Board of Directors Unanimously Recommends that You Vote "FOR" the Merger Agreement Proposal, "FOR" the Merger-Related Compensation Proposal and "FOR" the Adjournment Proposal	1
Comparative Per Share Market Price and Dividend Information	1
Opinion of Goldman, Sachs & Co.	2
Opinion of Sandler O'Neill & Partners, L.P.	2
The Special Meeting	3
No CIBC Shareholder Approval	3
Termination Fee	3
Litigation Related to the Merger	4
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CIBC	5
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PRIVATEBANCORP	7
UNAUDITED COMPARATIVE PER COMMON SHARE DATA	9
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION	12
CURRENCY EXCHANGE RATE DATA	14
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	15
RISK FACTORS	17
INFORMATION ABOUT THE COMPANIES	18
THE MERGER	19
Terms of the Merger	19
Background of the Merger	19
PrivateBancorp's Reasons for the Merger; Board Recommendation of the PrivateBancorp Board of Directors	24
Opinions of PrivateBancorp's Financial Advisors	27
Projected Financial Information	57
Certain Unaudited Prospective Financial Information of CIBC	58
Interests of PrivateBancorp's Directors and Executive Officers in the Merger	61
Litigation Related to the Merger	67
AMENDMENT NO. 1 TO THE MERGER AGREEMENT	69
THE SPECIAL MEETING	70
Time, Place and Purpose of the Special Meeting	70
Recommendations of the PrivateBancorp Board of Directors	71
Record Date	72
Quorum Required	72
Vote Required	72
How to Vote	73
Revocations	75
Inspector of Election	76
Results of the Special Meeting	76
Solicitation of Proxies; Payment of Solicitation Expenses	76
Questions and Additional Information	77
BENEFICIAL OWNERSHIP OF PRIVATEBANCORP COMMON STOCK	78
DESCRIPTION OF CIBC SHARE CAPITAL	80
EXPERTS	81

i

SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING	82
WHERE YOU CAN FIND MORE INFORMATION	84
APPENDIX A—AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER	A-1
APPENDIX B—OPINION OF GOLDMAN SACHS	B-1
APPENDIX C—OPINION OF SANDLER O'NEILL	C-1
APPENDIX D-1—SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE (as in effect for merger agreements entered into prior to August 1, 2016)	D-1-1
APPENDIX D-2—SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE (as in effect for merger agreements entered into on or after August 1, 2016)	D-2-1

INTRODUCTION

        This supplement to the proxy statement/prospectus is being sent to you following the postponement of the PrivateBancorp special meeting that was originally scheduled for December 8, 2016. The special meeting, at which PrivateBancorp stockholders will be asked to consider and vote on a proposal to adopt the amended merger agreement and the other proposals described herein, is now scheduled to occur on May [    •    ], 2017. Except as updated or otherwise revised in this supplement to the proxy statement/prospectus, the information provided in the definitive proxy statement, which was previously mailed to our stockholders on or about November 2, 2016, continues to apply. This supplement to the proxy statement/prospectus and the appendices hereto should be read in conjunction with the definitive proxy statement dated October 31, 2016, and the appendices thereto, each of which should be read in its entirety. To the extent information in this supplement or the appendices hereto differs from, updates or conflicts with information contained in the definitive proxy statement/prospectus or the appendices thereto, the information in this supplement is the more current information. A copy of the definitive proxy statement/prospectus is being mailed along with this supplement to stockholders who have not previously received a copy. If you need another copy of the definitive proxy statement/prospectus or this supplement, you may obtain it free of charge from the Company by directing your request to PrivateBancorp, Inc., 120 South LaSalle Street, Chicago, Illinois 60603, Attention: Investor Relations or to Canadian Imperial Bank of Commerce, Commerce Court, Toronto, Ontario, Canada, M5L 1A2, Attention: Corporate Secretary. The definitive proxy statement/prospectus may also be found on the Internet at http://www.sec.gov. See "Where You Can Find Additional Information" beginning on page [    •    ] of this supplement to the proxy statement/prospectus. Capitalized terms and certain other terms used but not defined in this supplement have the meanings given to such terms in the definitive proxy statement/prospectus dated October 31, 2016. Unless the context otherwise requires, from and after the date of this supplement, all references to the "proxy statement/prospectus" in this supplement are to the definitive proxy statement/prospectus as supplemented by this document.

UPDATE TO QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

        The following are some questions that you may have regarding the merger and the special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this document and, if you have not already done so, the definitive proxy statement/prospectus dated October 31, 2016 and the documents referred to or incorporated by reference therein, because the information in this section does not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the documents incorporated by reference into the proxy statement/prospectus. See "Where You Can Find More Information" beginning on page [    •    ] and "Where You Can Find More Information—Incorporation of Certain Documents by Reference" beginning on page [    •    ].

        References in this proxy statement/prospectus to "PrivateBancorp" refer to PrivateBancorp, Inc., a Delaware corporation, and, unless the context otherwise requires, to its affiliates (which does not include CIBC). References in this supplement to the proxy statement/prospectus to "CIBC" refer to Canadian Imperial Bank of Commerce, a Schedule I Bank under the Bank Act (Canada), and, unless the context otherwise requires, to its affiliates (which does not include PrivateBancorp).

        The following information supplements and, where applicable, replaces the corresponding questions and answers under the heading "Questions and Answers About the Merger and the Special Meeting" beginning on page iv of the definitive proxy statement/prospectus dated October 31, 2016.

Q:
Why am I receiving this supplement and a new proxy card?

A:
This supplement to the proxy statement/prospectus is being sent to you following the postponement of the PrivateBancorp special meeting that was originally scheduled for December 8, 2016. The special meeting, at which PrivateBancorp stockholders will be asked to consider and vote on a proposal to adopt the amended merger agreement and the other proposals described herein, is now scheduled to occur on May [    •    ], 2017. This supplement provides important additional information about the merger and updates the proxy statement/prospectus. You are receiving this supplement and a new proxy card in connection with the proposal to adopt the amended merger agreement and the other matters to be voted on at the special meeting.

Q:
What should I do if I already voted using the proxy card sent in the proxy statement/prospectus that was mailed on or around November 2, 2016?

A:
If you previously submitted a proxy for the special meeting of stockholders originally scheduled for December 8, 2016, which proxy has not subsequently been revoked, and are a holder of record on March 31, 2017, PrivateBancorp intends to vote such proxy at the rescheduled special meeting of stockholders on May [    •    ], 2017, as directed by the previously submitted proxy by you. Accordingly, if you have already submitted a proxy, you do not need to take any action unless you want to change or revoke your proxy.

  However, if you have acquired shares after the original record date, and those shares are held by a bank, broker or other nominee to whom you did not previously issue voting instructions with respect to the special meeting, those newly acquired shares will not be voted unless you follow the instructions on your voting card or otherwise provided by your broker, bank or other nominee for submitting a proxy with respect to those newly acquired shares. Moreover, if you held shares in "street name" through a bank or broker on the original record date, but have acquired shares after the original record date, and you are the stockholder of record of those newly acquired shares, then, whether or not you previously gave a voting instruction with respect to the shares that you held on the original record date, those newly acquired shares will not be voted unless you give a proxy with respect to those shares by completing, signing, dating and returning the enclosed proxy card, by following the instructions on the enclosed proxy card for Internet or telephone submissions or you attend the special meeting and vote in person. If you want to change or revoke your proxy, you need to submit a new proxy card, transmit additional voting instructions by telephone or through the Internet, or attend the applicable special meeting and vote in person. Otherwise, you will be considered to have voted on the proposals as indicated in the proxy card you previously provided and the proxies identified in the proxy card will vote your shares as indicated in that previously submitted proxy card. If you are a registered holder and you wish to change or revoke your proxy, please complete, sign, date and mail a new proxy card or submit a new proxy by telephone or through the Internet. If your shares are held in "street name" by your broker, and you wish to change or revoke your proxy, please refer to your voting card or other information forwarded by your broker, bank or other holder of record to determine whether you may submit a proxy by telephone or on the Internet and follow the instructions on the card or other information provided by the record holder.

Q:
What is the merger and the amended merger agreement?

A:
CIBC, PrivateBancorp and CIBC Holdco Inc. ("Holdco") have entered into an Agreement and Plan of Merger, dated as of June 29, 2016, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of March 30, 2017 ("Amendment No. 1"), collectively referred to as the "amended merger agreement," pursuant to which CIBC has agreed to acquire PrivateBancorp upon certain terms and conditions. A copy of Amendment No. 1 is attached as Appendix A to this supplement and a copy of the original merger agreement is attached as Appendix A to the proxy statement/prospectus. Under the terms of the amended merger agreement, PrivateBancorp will merge with and into Holdco, a direct wholly-owned U.S. subsidiary of CIBC, with Holdco continuing as the surviving entity, which transaction is referred to as the "merger." Following the merger, The PrivateBank and Trust Company ("PrivateBank" or the "Bank"), PrivateBancorp's banking subsidiary, will be headquartered in Chicago and PrivateBank and Holdco will constitute the primary banking, lending and wealth management platform of CIBC in the U.S. The completion of the merger is subject to a number of conditions described in more detail in this document, including approval by the PrivateBancorp common stockholders.

Q:
What is the per share merger consideration in the amended merger agreement?

A:
Amendment No. 1 to the original merger agreement provides for an increase in the per share merger consideration to be paid to PrivateBancorp stockholders from (i) 0.3657 common shares of CIBC and (ii) $18.80 in cash, to (i) 0.4176 common shares of CIBC and (ii) $24.20 in cash.

  The value of the merger consideration constituting common shares of CIBC described in clause (i) will depend on the market price of CIBC common shares at the time you receive the CIBC common shares (following completion of the merger). For a discussion of the treatment of awards outstanding under PrivateBancorp's equity incentive plans as of the effective time, see "The Merger Agreement—Treatment of PrivateBancorp Equity Awards" beginning on page 106 of the proxy statement/prospectus.

Q:
What am I being asked to vote on at the special meeting as a holder of PrivateBancorp common stock?

A:
PrivateBancorp common stockholders are being asked to adopt the amended merger agreement and the transactions it contemplates, including the merger, which is referred to as the "amended merger agreement proposal."

  PrivateBancorp common stockholders also are being asked to approve (i) a proposal to approve, by advisory (non-binding) vote, certain compensation that may be paid or become payable to PrivateBancorp's named executive officers in connection with the merger, referred to as the "merger-related compensation proposal," and (ii) adjournment of the special meeting, if necessary

v

  or appropriate, to solicit additional proxies if there are not sufficient votes to approve the amended merger agreement proposal, which is referred to as the "adjournment proposal."

Q:
How does PrivateBancorp's board of directors recommend that I vote on the three proposals?

A:
PrivateBancorp's board of directors unanimously recommends that common stockholders vote "FOR" the amended merger agreement proposal, "FOR" the merger-related compensation proposal and "FOR" the adjournment proposal.

Q:
What is the value of the per share merger consideration?

A:
If the merger is completed, you will become entitled to receive for each share of PrivateBancorp common stock owned by you, (i) $24.20 in cash and (ii) 0.4176 common shares of CIBC, which we collectively refer to as the "merger consideration."

  The following table shows the implied value of the merger consideration that would be received by PrivateBancorp stockholders in exchange for each share of PrivateBancorp stock if the per share trading price of CIBC was $87.92, which was the closing price of CIBC common shares on the New York Stock Exchange, which we refer to as the "NYSE," on March 29, 2017, the last trading day before public announcement of the Amendment No. 1 to the original merger agreement, and if the per share trading price of CIBC was $[    •    ], which was the closing price of CIBC common shares on the NYSE on April [    •    ], 2017, the latest practicable date before the mailing of this supplement. The exchange ratio of 0.4176 is fixed.

	Price of CIBC common shares on NYSE		Exchange Ratio	Cash Consideration per PVTB share of common stock	Total Consideration per PVTB share of common stock
March 29, 2017		$87.92	0.4176	$24.20		$60.92
April [•], 2017	$	[•]	0.4176	$24.20	$	[•]
Q:
When is the merger expected to be completed?

A:
We expect the merger will be completed when all of the conditions to completion contained in the amended merger agreement are satisfied or waived, including the approval of the amended merger agreement proposal at the special meeting and receipt of required regulatory approvals. CIBC currently expects the merger will be completed during the second calendar quarter of 2017. However, because fulfillment of some of the conditions to completion of the merger, such as the receipt of required regulatory approvals, are not entirely within our control, we cannot predict the actual timing or provide any assurances as to when or if the merger will occur. See the section entitled "The Merger Agreement—Conditions to the Merger" beginning on page 117 of the proxy statement/prospectus dated October 31, 2016.

Q:
What happens if the merger is not completed?

A:
If the merger is not completed, holders of PrivateBancorp common stock will not receive any consideration for their shares in connection with the merger. Instead, PrivateBancorp will remain an independent public company and its common stock will continue to be listed and traded on The NASDAQ Stock Market, referred to as the "NASDAQ."

Q:
When and where is the special meeting being held?

A:
The special meeting will be held at [    •    ], on May [    •    ], 2017 at [    •    ] local time.

Q:
Who can vote at the special meeting?

A:
Holders of PrivateBancorp common stock, including holders of PrivateBancorp restricted stock awards, as of the close of business on March 31, 2017, referred to as the "record date," are entitled to vote at the special meeting. Beneficial owners of shares of PrivateBancorp common stock as of the record date should receive instructions from their bank, brokerage firm or other nominee describing how to vote their shares.

Q:
What is the quorum requirement for the special meeting?

A:
The presence, in person or represented by proxy, at the special meeting of holders of a majority of the aggregate voting power of the issued and outstanding shares of PrivateBancorp common stock entitled to vote at the special meeting will constitute a quorum. All shares of PrivateBancorp common stock that are present in person or represented by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the special meeting.

Q:
What vote is required to approve each proposal at the special meeting?

A:
Approval of the amended merger agreement proposal requires the affirmative vote by holders of a majority of the outstanding shares of PrivateBancorp common stock entitled to vote thereon. Approval of the merger-related compensation proposal requires the affirmative vote of the holders of a majority of shares of PrivateBancorp common stock present in person or represented by proxy at the special meeting and entitled to vote thereon. Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of shares of PrivateBancorp common stock present in person or represented by proxy and entitled to vote thereon, whether or not a quorum is present.

Q:
What do I need to do now?

A:
After carefully reading and considering the information contained in this supplement and the proxy statement/prospectus, please vote your shares as soon as possible so that your shares will be represented at the special meeting. Please follow the instructions set forth on the proxy card or if your shares are held in the name of your broker, bank or other nominee, on the voting instruction provided by the record holder.

Q:
How do I vote?

A:
If you are a PrivateBancorp common stockholder of record as of the record date, you may vote in person at the special meeting or submit a proxy by the Internet, telephone or mail as follows:

	For registered holders: (Shares are registered in your name with our transfer agent, Computershare)	For participants in the PrivateBancorp, Inc. Savings, Retirement & Employee Stock Ownership Plan ("KSOP"):	For beneficial owners: (Shares are held in a stock brokerage account or on your behalf by a bank or other holder of record)
Electronically via the Internet:	www.envisionreports.com/PVTB*	www.envisionreports.com/PVTB*	www.proxyvote.com(1)
By telephone:	1-800-652-VOTE(8683)*	1-800-652-VOTE(8683)*	1-800-454-VOTE(8683)(1)
By mail:	Use the enclosed proxy card	Use the enclosed voting direction card	Use the voting instruction form provided by your broker
Voting deadline:	1:00 a.m., Central time, on [•], 2017	1:00 a.m., Central time, on [•], 2017	Refer to directions received from your broker

*
You will need your control number that appears on the right hand side of your proxy card, voting direction card or voting instruction form.

(1)
If your broker does not use the ProxyVote service, refer to the instructions received from your broker for how vote.

Q:
What does it mean if I get more than one proxy card with this supplement?

A:
It means you have multiple accounts at the transfer agent and/or with brokers. Please sign and return all proxy cards or vote all your shares online or by telephone to ensure that all your shares are voted.

Q:
If my shares of PrivateBancorp common stock are held in "street name" by my bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?

A:
Only if you instruct your bank, brokerage firm or other nominee how to vote your shares of PrivateBancorp common stock. If you do not instruct your bank, brokerage firm or other nominee, they will not be able to vote your shares. Please check with your bank, brokerage firm or other nominee and follow the voting procedures they provide.

  If your broker, bank or other nominee does not receive voting instructions from you, they will not have the authority to vote your shares. Under such circumstance, a "broker non-vote" would arise. Broker non-votes, if any, will not be considered present at the special meeting for purposes of determining whether a quorum is present at the special meeting, will have the same effect as a vote "AGAINST" the proposal to adopt the amended merger agreement and, assuming a quorum is present, will have no effect on the advisory (non-binding) proposal on executive compensation payable to the PrivateBancorp's named executive officers in connection with the merger or the adjournment proposal. Thus, for shares of common stock held in "street name," only shares of common stock affirmatively voted "FOR" the proposal to adopt the amended merger agreement will be counted as a vote in favor of such proposal.

Q:
What happens if I submit my proxy or voting instruction card without indicating how to vote?

A:
If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, your shares of PrivateBancorp common stock represented by your proxy will be voted as recommended by PrivateBancorp's board of directors with respect to that proposal.

Q:
What happens if I abstain from voting or do not vote at all?

A:
For purposes of the special meeting, an abstention occurs when a stockholder attends the special meeting in person and does not vote or returns a proxy with an "abstain" vote. If you respond with an "abstain" vote on any of the proposals to be considered at the special meeting, your proxy will have the same effect as a vote cast "AGAINST" the amended merger agreement proposal, the merger-related compensation proposal and the adjournment proposal.

  If you fail to vote or fail to instruct your bank, brokerage firm or other nominee how to vote on the proposals to be considered at the special meeting, it will have the same effect as a vote cast "AGAINST" the approval of the amended merger agreement proposal, and, assuming a quorum is present, will have no effect on the merger-related compensation proposal or the adjournment proposal.

Q:
May I change my vote after I have submitted a proxy?

A:
Yes. If you have not voted through your bank, brokerage firm or other nominee, there are four ways you can change your vote after you have submitted your proxy (whether by mail, telephone or the Internet):

•
by sending a notice of revocation to PrivateBancorp, Inc., Attn: Corporate Secretary, 120 South LaSalle Street, Chicago, Illinois 60603 stating that you would like to revoke your proxy;

  •
  by logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card;

  •
  by sending a completed proxy card bearing a later date than your original proxy card; or

  •
  by attending the special meeting and voting in person.

    If you choose either of the first two methods, you must take the described action no later than the beginning of the special meeting. If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received before the beginning of the special meeting.

    If you have instructed a bank, brokerage firm or other nominee to vote your shares of PrivateBancorp stock, you must follow the directions you receive from your bank, brokerage firm or other nominee in order to change or revoke your vote.

    If you are an employee participant that holds your shares of PrivateBancorp stock through the PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan ("KSOP"), you must follow the directions you receive from the trustee of such KSOP in order to change or revoke your vote.

Q:
If I want to attend the special meeting, what do I do?

A:
You should come to [    •    ], on May [    •    ], 2017 at [    •    ] local time for the meeting. If you hold your shares of PrivateBancorp common stock in "street name," you will need to bring proof of ownership (by means of a recent brokerage statement or letter from your bank, brokerage firm or other nominee) to be admitted to the special meeting. Stockholders of record as of the record date can vote in person at the special meeting. If your shares of PrivateBancorp common stock are held in "street name," then you are not the stockholder of record and you must ask your bank, brokerage firm or other nominee how you can vote at the special meeting.

Q:
Do I have appraisal rights in connection with the merger?

A:
Holders of PrivateBancorp common stock are entitled to dissenters' rights of appraisal in connection with the merger under Section 262 of the General Corporation Law of the State of Delaware, which is sometimes referred to as "Delaware law," provided they satisfy the special criteria and conditions set forth in Section 262 of Delaware law. More information regarding these appraisal rights are described in this document, and the provisions of Delaware law that grant appraisal rights and govern such procedures are attached as Appendix D to this document. You should read these provisions carefully and in their entirety. A detailed description of the appraisal rights available to holders of PrivateBancorp common stock and procedures required to exercise statutory appraisal rights is included in the section entitled "The Merger—Dissenters' Rights of Appraisal for Holders of PrivateBancorp Common Stock" beginning on page 99 of the proxy statement/prospectus dated October 31, 2016.

Q:
Should I send in my stock certificates now?

A:
No. PrivateBancorp stockholders SHOULD NOT send in any stock certificates now. If the merger is approved, transmittal materials with instructions for their completion will be provided to PrivateBancorp stockholders under separate cover and the stock certificates should be sent at that time.

Q:
What will happen to PrivateBancorp and the PrivateBank as a result of the merger?

A:
If the merger is completed, PrivateBancorp will be merged with and into Holdco, a direct wholly-owned subsidiary of CIBC, with Holdco surviving the merger. As a result of the merger, PrivateBancorp will no longer be a publicly held company. Following the merger, PrivateBancorp common stock will be delisted from the NASDAQ and deregistered under the Exchange Act.

  Following the merger, the PrivateBank, PrivateBancorp's banking subsidiary, will be headquartered in Chicago and the PrivateBank and Holdco will constitute the primary banking, lending and wealth management platform of CIBC in the U.S.

Q:
Will my CIBC common shares acquired in the merger receive a dividend?

A:
After the closing of the merger, as a holder of CIBC common shares, you will become entitled to receive the same dividends on CIBC common shares that all other holders of CIBC common shares will receive for any dividend record date that occurs after the merger is completed.

  Former PrivateBancorp common stockholders who hold PrivateBancorp stock certificates or book entry shares will not be entitled to be paid dividends with a record date after the closing of the merger otherwise payable on the CIBC common shares into which their shares of PrivateBancorp common stock are exchangeable until they surrender their PrivateBancorp stock certificates or book entry shares according to the instructions provided to them, at which point they will receive any dividends, without interest thereon, with a record date after the closing of the merger and otherwise payable on the CIBC common shares for which their shares of PrivateBancorp common stock were exchanged.

  Any such payment of dividends by CIBC would require approval by the CIBC board of directors and the board may change its dividend policy at any time. See "Comparative Per Share Market Price and Dividend Information" beginning on page 16 for a comparison of the historical dividend practices of the two companies.

Q:
Who can help answer my additional questions about the special meeting or the merger?

A:
If you have questions about the special meeting or the merger, you should contact PrivateBancorp's proxy solicitors, Innisfree M&A Incorporated, by calling toll-free at 888-750-5834, or Alliance Advisors, LLC, by calling toll-free at 855-976-3324.

x

UPDATE TO THE SUMMARY

        This update to the summary highlights selected information from this supplement to the proxy statement/prospectus and may not contain all the information that is important to you. You should carefully read this entire document, including the appendices and the other documents to which this document refers you, and, if you have not already done so, the definitive proxy statement dated October 31, 2016 and the documents referred to or incorporated by reference therein for a more complete understanding of the matters to be considered at the special meeting. In addition, we incorporate by reference into this document important business and financial information about CIBC and PrivateBancorp. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled "Where You Can Find More Information" beginning on page [    •    ]. Where applicable, each item in this summary includes a page reference directing you to a more complete description of that item.

        The following information supplements and, where applicable, replaces the corresponding information under the heading "Summary" beginning on page 1 of the proxy statement/prospectus dated October 31, 2016.

        Merger Consideration and Amendment No. 1 to the Merger Agreement (pages [    •    ] and [    •    ])     Amendment No. 1 to the original merger agreement provides for an increase in the per share merger consideration to be paid to PrivateBancorp stockholders. Upon completion of the merger, each share of PrivateBancorp common stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive (i) $24.20 in cash and (ii) 0.4176 common shares of CIBC (collectively, the "merger consideration"). This represents an increase of $5.40 in cash and 0.0519 common shares of CIBC per share of PrivateBancorp common stock.

        The value of the merger consideration constituting common shares of CIBC described in clause (i) will depend on the market price of CIBC common shares at the time you receive the CIBC common shares (following completion of the merger). For a discussion of the treatment of awards outstanding under PrivateBancorp's equity incentive plans as of the effective time, see "The Merger Agreement—Treatment of PrivateBancorp Equity Awards" beginning on page 106 of the proxy statement/prospectus dated October 31, 2016.

        PrivateBancorp's Board of Directors Unanimously Recommends that You Vote "FOR" the Amended Merger Agreement Proposal, "FOR" the Merger-Related Compensation Proposal and "FOR" the Adjournment Proposal (page [    •    ])     PrivateBancorp's board of directors determined that the merger, the amended merger agreement and the transactions contemplated by the amended merger agreement are advisable and in the best interests of PrivateBancorp and its stockholders, and has unanimously adopted and approved the amended merger agreement. For the factors considered by PrivateBancorp's board of directors in reaching its decision to adopt and approve the amended merger agreement, see the section entitled "The Merger—PrivateBancorp's Reasons for the Merger; Recommendation of the PrivateBancorp Board of Directors" beginning on page [    •    ]. PrivateBancorp's board of directors unanimously recommends that PrivateBancorp common stockholders vote "FOR" the approval of the amended merger agreement proposal, "FOR" the merger-related compensation proposal and "FOR" the adjournment proposal.

        Comparative Per Share Market Price and Dividend Information (page [    •    ])     The following table presents the last reported closing sale price per share of CIBC common shares on the TSX and the NYSE and of PrivateBancorp common stock on the NASDAQ on (a) March 29, 2017, the last trading day prior to the public announcement by CIBC and PrivateBancorp of the transaction and execution of the amended merger agreement, and (b) April [    •    ], 2017, the last trading day for which this information could be calculated prior to the date of this supplement. The table also shows the estimated implied value of the per share merger consideration for each share of PrivateBancorp common stock on the relevant date. The implied value of the per share merger consideration represents the sum of $24.20, the cash portion of the per share merger consideration, plus the stock portion of the per share merger consideration, based upon the product of the exchange ratio of 0.4176 and the closing price of CIBC common shares on the NYSE as of the applicable date.

	CIBC common shares TSX	CIBC common shares NYSE	PrivateBancorp common stock NASDAQ	Total Consideration per PVTB share of common stock
	(C$)	($)	($)	($)
March 29, 2017	117.20	87.92	56.20	60.92
April [•], 2017	[•]	[•]	[•]	[•]

        Opinion of Goldman, Sachs & Co. (page [    •    ] and Appendix B)    At the March 29, 2017 meeting of the board of directors of PrivateBancorp held to evaluate Amendment No. 1 to the original merger agreement, Goldman, Sachs & Co., which we refer to as Goldman Sachs, rendered to the board of directors of PrivateBancorp its oral opinion, subsequently confirmed in writing, to the effect that, as of March 30, 2017, the date of its written opinion, and based upon and subject to the factors and assumptions set forth in Goldman Sachs' written opinion, the merger consideration to be paid to the holders (other than CIBC and its affiliates) of shares of PrivateBancorp common stock pursuant to the amended merger agreement was fair from a financial point of view to such holders.

        The full text of the written opinion of Goldman Sachs, dated March 30, 2017, which sets forth assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this supplement as Appendix B. The summary of the Goldman Sachs opinion contained in this supplement is qualified in its entirety by reference to the full text of Goldman Sachs' written opinion. Goldman Sachs' advisory services and opinion were provided for the information and assistance of the PrivateBancorp board of directors in connection with its consideration of the merger and Amendment No. 1 to the original merger agreement and the opinion does not constitute a recommendation as to how any holder of PrivateBancorp common stock should vote with respect to the proposed transaction or any other matter.

        For further information, see "The Merger—Opinions of PrivateBancorp's Financial Advisors—Opinion of Goldman Sachs" beginning on page [    •    ].

        Opinion of Sandler O'Neill & Partners, L.P. (page [    •    ] and Appendix C)    At the March 29, 2017 meeting of the board of directors of PrivateBancorp held to evaluate Amendment No. 1 to the original merger agreement, Sandler O'Neill & Partners, L.P., which we refer to as Sandler, rendered to the board of directors of PrivateBancorp its oral opinion, subsequently confirmed in writing, to the effect that, as of March 29, 2017, the date of its written opinion, and based upon and subject to the factors set forth in Sandler's written opinion, the merger consideration was fair to the holders of PrivateBancorp common stock from a financial point of view. The full text of Sandler's opinion, dated March 29, 2017, is attached as Appendix C to this supplement. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion.

        Holders of PrivateBancorp common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

        Sandler's opinion speaks only as of March 29, 2017, the date of the opinion. The opinion was directed to the board of directors of PrivateBancorp in connection with its consideration of the amended merger agreement and the proposed merger and is directed only to the fairness, from a financial point of view, of the merger consideration to the holders of PrivateBancorp common stock.

Sandler's opinion does not constitute a recommendation to any holder of PrivateBancorp common stock as to how such holder of PrivateBancorp common stock should vote at any meeting of stockholders called to consider and vote upon the adoption of the amended merger agreement and approval of the merger. It does not address the underlying business decision of PrivateBancorp to engage in the merger, the form or structure of the merger or other transactions contemplated in the amended merger agreement, the relative merits of the merger as compared to any other alternative business strategies that might exist for PrivateBancorp or the effect of any other transaction in which PrivateBancorp might engage, or the fairness of the merger to any other class of securities, creditor or other constituency of PrivateBancorp. Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger or other transactions contemplated by the amended merger agreement by any PrivateBancorp or CIBC officer, director, or employee, or any class of such persons, if any, relative to the merger consideration to be received by any other stockholder of PrivateBancorp.

        For further information, see "The Merger—Opinions of PrivateBancorp's Financial Advisors—Opinion of Sandler" beginning on page [    •    ].

        The Special Meeting (page [    •    ])     The special meeting will be held at [    •    ], on May [    •    ], 2017 at [    •    ], local time. At the special meeting, stockholders will be asked to approve the amended merger agreement proposal, the merger-related compensation proposal and the adjournment proposal.

        PrivateBancorp's board of directors has set the close of business on March 31, 2017 as the record date for determining the holders of PrivateBancorp common stock entitled to receive notice of and to vote at the special meeting. You are entitled to receive notice of, and to vote at, the special meeting if you owned shares of PrivateBancorp common stock as of the close of business on the record date. You will have one vote on all matters properly coming before the special meeting for each share of PrivateBancorp common stock that you owned as of the close of business on the record date.

        The approval of the amended merger agreement proposal requires the affirmative vote by holders of a majority of the outstanding shares of PrivateBancorp common stock entitled to vote thereon. Failures to vote, abstentions and broker non-votes will have the same effect as a vote "AGAINST" the approval of the amended merger agreement.

        On the record date, there were 80,022,968 shares of PrivateBancorp common stock outstanding and entitled to vote, held by 373 holders of record. As of the record date, the directors and executive officers of PrivateBancorp and their affiliates beneficially owned and were entitled to vote approximately 1,113,498 shares of PrivateBancorp common stock representing approximately 1.39% of the shares of PrivateBancorp common stock outstanding on that date.

No CIBC Shareholder Approval

        CIBC shareholders are not required to approve the amended merger agreement or the issuance of CIBC common shares in connection with the merger.

Termination Fee

        If the amended merger agreement is terminated under certain circumstances, including circumstances involving alternative acquisition proposals and a change in recommendation of PrivateBancorp's board of directors, PrivateBancorp may be required to pay to CIBC a termination fee equal to $198,000,000 (the "Termination Fee"). The Termination Fee could discourage other companies from seeking to acquire or merge with PrivateBancorp. For more information see "The Merger Agreement—Effect of Termination and Termination Fee" beginning on page 118 of the proxy statement/prospectus dated October 31, 2016.

        Litigation Related to the Merger (page [    •    ])     Following the original announcement of the Company's proposed merger with CIBC in June 2016, three putative class actions were filed on behalf of PrivateBancorp stockholders in the Circuit Court of Cook County, Illinois: Solak v. Richman, et al., No. 2016-CH-08949; Parshall v. PrivateBancorp, Inc., et al., No. 2016-CH-09135; and Griffin v. PrivateBancorp, Inc., et al., No. 2016-CH-09435. On October 7, 2016, Plaintiffs filed a Consolidated Amended Class Action Complaint on behalf of a putative class of PrivateBancorp's shareholders (the "Action"), alleging among other things that PrivateBancorp's directors had failed to disclose material information regarding the merger in the proxy statement/prospectus and that PrivateBancorp and CIBC aided and abetted the same.

        The plaintiffs in the Action agreed in principle not to pursue the Action as a result of the inclusion of certain additional disclosures (the "Supplemental Disclosures") in the proxy statement/prospectus contained in the registration statement filed by CIBC on October 31, 2016. On March 6, 2017, the parties executed a stipulation of settlement (the "Settlement Agreement"), and on March 7, 2017 the plaintiffs dismissed the Action. Pursuant to the Settlement Agreement, the three plaintiffs agreed to voluntarily dismiss the Action, without affecting the claims of the putative class, with leave to reinstate the Action if the merger is not consummated on or before June 29, 2017. Defendants in turn agreed to settle plaintiffs' demand for a mootness fee for $185,000, but only upon consummation of the merger. If the merger is not consummated on or before June 29, 2017 and the Action is reinstated, the Settlement Agreement will be null and void, and plaintiffs may apply to the court for a mootness fee award, which defendants may oppose, in whole or in part. PrivateBancorp and CIBC agreed to settle Plaintiffs' demand for a mootness fee award solely to avoid the costs of further litigation. PrivateBancorp continues to believe the complaints are without merit, there are substantial legal and factual defenses to the claims asserted, and that proxy statement/prospectus contained in the registration statement first filed by CIBC on August 15, 2016 disclosed all material information prior to the inclusion of the Supplemental Disclosures.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CIBC

        The following information replaces the section entitled "Selected Historical Consolidated Financial Data of CIBC" beginning on page 11 of the definitive proxy statement/prospectus dated October 31, 2016.

        Set forth below is selected historical financial information of CIBC prepared in accordance with International Financial Reporting Standards, referred to as "IFRS," for the fiscal years ended October 31, 2012, 2013, 2014, 2015 and 2016, except as otherwise indicated. The information as at and for each of the years in the five-year period ended October 31, 2016 has been derived from the audited consolidated financial statements of CIBC, the notes thereto, and the related Management's Discussion and Analysis, as filed with the SEC. Also set forth below is selected historical financial information of CIBC as at or for the three months ended January 31, 2016 and January 31, 2017, certain of which has been derived from the unaudited interim condensed consolidated financial statements of CIBC and the notes thereto as furnished to the SEC. The results of operations for the three months ended January 31, 2017 are not necessarily indicative of the results of operations for the full year or any other interim period.

        You should read this information in conjunction with (i) CIBC's audited consolidated financial statements, the notes thereto, and the related Management's Discussion and Analysis, included in CIBC's Annual Report on Form 40-F for the fiscal year ended October 31, 2016 and (ii) CIBC's unaudited interim condensed consolidated financial statements, the notes thereto, and the related Management's Discussion and Analysis included in exhibits to CIBC's Form 6-K furnished to the SEC for the three months ended January 31, 2017, each of which is incorporated by reference into this proxy statement/prospectus. See the section entitled "Where You Can Find More Information."

	As at or for the three months ended January 31,		As at or for the year ended October 31,
	2017	2016	2016	2015	2014	2013	2012
	(C$) (in millions, except per share information)
SUMMARY CONSOLIDATED INCOME STATEMENT DATA
Net interest income	2,142	2,106	8,366	7,915	7,459	7,453	7,326
Non-interest income	2,067	1,481	6,669	5,941	5,904	5,252	5,159
Total revenue	4,209	3,587	15,035	13,856	13,363	12,705	12,485
Provision for credit losses	212	262	1,051	771	937	1,121	1,291
Non-interest expenses	2,274	2,164	8,971	8,861	8,512	7,608	7,202
Income before income taxes	1,723	1,161	5,013	4,224	3,914	3,976	3,992
Income taxes	316	179	718	634	699	626	689
Net income (loss) attributable to non-controlling interests	5	5	20	14	(3)	(2)	9
Net income	1,407	982	4,295	3,590	3,215	3,350	3,303
SELECTED INFORMATION
Diluted earnings per share	3.50	2.43	10.70	8.87	7.86	8.11	7.76
Return on common shareholders' equity	24.4%	18.1%	19.9%	18.7%	18.3%	21.4%	22.2%
Net interest margin	1.61%	1.69%	1.64%	1.74%	1.81%	1.85%	1.84%
Net interest margin on average interest-earnings assets	1.80%	1.94%	1.88%	2.00%	2.05%	2.12%	2.15%
SELECTED BALANCE SHEET DATA AND OTHER INFORMATION
Total assets	513,294	479,032	501,357	463,309	414,903	398,006	393,119
Securities	89,524	78,503	87,423	74,982	59,542	71,984	65,334
Loans, net of allowance	313,923	290,728	307,417	281,185	259,028	246,660	242,296
Deposits	409,753	377,234	395,647	366,657	325,393	315,164	300,344
Shareholders' equity	24,532	21,770	23,472	21,360	18,619	17,819	16,197
Average common shareholders' equity	22,674	21,233	21,275	18,857	17,067	15,167	14,116
Assets under management (AUM)(1)	186,547	169,389	183,715	170,465	151,913	105,123	89,223
Assets under administration (AUA)(1)	2,036,008	1,833,071	2,041,887	1,846,142	1,703,360	1,499,885	1,445,870
BALANCE SHEET QUALITY MEASURES(2)
Risk-weighted assets (RWA)
—Common Equity Tier 1 capital ratio (CET1) capital RWA	169,350	162,583	168,996	156,107	141,250	136,747	—
—Tier 1 capital RWA	169,575	162,899	169,322	156,401	141,446	136,747	—
—Total capital RWA	169,755	163,169	169,601	156,652	141,739	136,747	—
—Basel II RWA	—	—	—	—	—	—	115,229
Capital Ratios
—CET1 ratio	11.9%	10.6%	11.3%	10.8%	10.3%	9.4%	—
—Tier 1 ratio	13.2%	12.1%	12.8%	12.5%	12.2%	11.6%	13.8%
—Total ratio	15.2%	14.2%	14.8%	15.0%	15.5%	14.6%	17.3%
Leverage Ratio
—Tier 1 capital (A)	22,360	19,716	21,666	19,520	—	—	—
—Leverage ratio exposure (B)	555,830	516,037	545,480	502,552	—	—	—
—Leverage ratio (A/B)	4.0%	3.8%	4.0%	3.9%	—	—	—
COMMON SHARE INFORMATION
Shares outstanding (000s)
—weighted-average basic	397,647	396,927	395,389	397,213	397,620	400,880	403,685
—weighted-average diluted	398,311	397,428	395,919	397,832	398,420	401,261	404,145
—end of period	399,559	395,179	397,070	397,291	397,021	399,250	404,485
Dividends declared per share (C$)	1.24	1.15	4.75	4.30	3.94	3.80	3.64
Dividends declared per share (US$)	0.91	0.83	3.56	3.45	3.62	3.72	3.61
Dividend yield (TSX)	4.4%	5.0%	4.7%	4.3%	3.8%	4.3%	4.6%
Dividend yield (NYSE)	4.3%	5.1%	4.8%	4.5%	4.0%	4.4%	4.6%
Common share price (CM on TSX)
—close, end of period (C$)	110.81	91.24	100.50	100.28	102.89	88.70	78.56
Common share price (CM on NYSE)
—close, end of period (US$)	85.20	64.85	74.96	76.55	91.35	85.15	78.58
Market capitalization (TSX) (C$)	44,275	36,056	39,906	39,840	40,850	35,413	31,776
Market capitalization (NYSE) (US$)	33,959	25,626	29,769	30,416	36,269	34,060	31,887
BUSINESS INFORMATION FOR CONTINUING OPERATIONS (number of)
Employees (full time equivalent)	43,016	43,609	43,213	44,201	44,424	43,039	42,595
Bank branches—Canada	1,105	1,124	1,108	1,125	1,129	1,115	1,102
Automated banking machines—Canada	3,923	3,910	3,931	3,936	4,196	3,520	3,433

(1)
AUM amounts are included in the amounts reported under AUA.

(2)
Capital measures for fiscal years 2013-2017 are based on Basel III and on an "all-in" basis, whereas measures for 2012 are based on Basel II. Leverage ratio was introduced in fiscal year 2015.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PRIVATEBANCORP

        The following information replaces the section entitled "Selected Historical Consolidated Financial Data of PrivateBancorp" beginning on page 13 of the definitive proxy statement/prospectus dated October 31, 2016.

        The following table summarizes selected historical consolidated financial data of PrivateBancorp prepared in accordance with U.S. generally accepted accounting principles, referred to as "U.S. GAAP," for the periods and as of the dates indicated. This information has been derived from PrivateBancorp's consolidated financial statements filed with the SEC.

        You should read this information in conjunction with PrivateBancorp's consolidated financial statements and related notes thereto included in PrivateBancorp's Annual Report on Form 10-K for the

year ended December 31, 2016, which are incorporated by reference into this proxy statement/prospectus. See the section entitled "Where You Can Find More Information."

	As at or for the year ended December 31,
	2016	2015	2014	2013	2012
	(USD in thousands, except per share information)
Operating Results
Interest income	$665,018	$582,212	$524,387	$492,238	$487,036
Interest expense	82,592	67,797	69,650	71,175	67,103

Net interest income	582,426	514,415	454,737	421,063	419,933
Provision for loan and covered loan losses	33,710	14,790	12,044	31,796	71,425
Non-interest income	147,758	130,012	117,590	113,990	111,041
Non-interest expense	372,473	333,237	312,076	303,314	327,132

Income before income taxes	324,001	296,400	248,207	199,943	132,417
Income tax provision	115,644	111,089	95,128	76,994	54,521

Net income	208,357	185,311	153,079	122,949	77,896
Net income attributable to non-controlling interests	—	—	—	—	—
Net income attributable to controlling interests	208,357	185,311	153,079	122,949	77,896
Preferred stock dividends and discount accretion	—	—	—	—	13,368

Net income available to common stockholders	$208,357	$185,311	$153,079	$122,949	$64,528

Per Share Data
Basic earnings per share	$2.62	$2.36	$1.96	$1.58	$0.88
Diluted earnings per share	$2.57	$2.32	$1.94	$1.57	$0.88
Cash dividends declared	$0.04	$0.04	$0.04	$0.04	$0.04
Balance Sheet Highlights
Total assets	$20,053,773	$17,252,848	$15,596,724	$14,076,480	$14,048,167
Loans(1)	15,056,241	13,266,475	11,892,219	10,644,021	10,139,982
Allowance for loan losses(1)	185,765	160,736	152,498	143,109	161,417
Deposits, excluding deposits held-for-sale	16,065,229	14,345,592	13,089,968	12,013,641	12,173,634
Long-term debt	338,310	688,215	338,130	618,527	490,445
Equity	1,919,675	1,698,951	1,481,679	1,301,904	1,207,166

(1)
Excludes covered assets.

 UNAUDITED COMPARATIVE PER COMMON SHARE DATA

        The following information replaces the section entitled "Unaudited Per Share Common Share Data" beginning on page 14 of the definitive proxy statement/prospectus dated October 31, 2016.

        The following tables present, as at the dates and for the periods indicated, selected historical unaudited and pro forma unaudited consolidated per share financial information for CIBC common shares and PrivateBancorp common stock. This information should be read in conjunction with, and the information is qualified in its entirety by, the consolidated financial statements and accompanying notes of CIBC and PrivateBancorp incorporated into this proxy statement/prospectus by reference. See the section entitled "Where You Can Find More Information."

        The following pro forma information has been prepared in accordance with the rules and regulations of the SEC and accordingly includes the effects of purchase accounting. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, the impact of restructuring and merger-related costs, opportunities to earn additional revenue, or other factors that may result from the merger and, accordingly, the information does not attempt to predict or suggest future results. The pro forma information does reflect incremental financing expenses that are the direct result of the merger. This information is presented for illustrative purposes only. You should not rely on the pro forma combined or equivalent pro forma amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they indicative of the future operating results or financial position of the combined company.

        The following tables assume the issuance of 33,492,567 CIBC common shares in connection with the merger, which is the expected number of shares issuable by CIBC in connection with the merger assuming the merger closed on December 31, 2016 and is based on the number of outstanding shares of PrivateBancorp common stock at that time. CIBC common shares are valued at the closing stock price on March 29, 2017. As discussed in this proxy statement/prospectus, the actual number of CIBC common shares issuable in the merger will be adjusted based on the number of shares of PrivateBancorp common stock outstanding at the completion of the merger. The pro forma data in the tables assumes that the merger occurred on November 1, 2015 for income statement purposes and on

October 31, 2016 and January 31, 2017 for balance sheet purposes, and that the merger is accounted for as a business combination.

	As at or for the three months ended January 31, 2017		As at or for the year ended October 31, 2016
	(C$)	(US$)	(C$)	(US$)
CIBC COMMON SHARES
Basic earnings per common share(1)
Historical (IFRS)	3.50	2.63	10.72	8.07
Pro forma combined (IFRS)	3.38	2.54	10.35	7.80
Diluted earnings per common share(1)
Historical (IFRS)	3.50	2.63	10.70	8.06
Pro forma combined (IFRS)(2)	3.37	2.53	10.31	7.77
Dividends per common share(3)
Historical	1.24	0.91	4.75	3.56
Pro forma combined	1.24	0.91	4.75	3.56
Book value per common share at period end(4)
Historical (IFRS)	58.90	45.20	56.59	42.23
Pro forma combined (IFRS)	63.69	48.88	61.60	45.96

(1)
Earnings per share have been translated into U.S. dollars based on the average of the Bank of Canada average monthly noon exchange rates for the periods indicated.

(2)
The pro forma combined diluted earnings per share for the year ended October 31, 2016 assumes the issuance of 1,003,360 additional CIBC common shares. The pro forma combined diluted earnings per share for the three months ended January 31, 2017 assumes the issuance of 1,087,267 additional CIBC common shares. These adjustments relate to PrivateBancorp's stock options outstanding at the time of the merger that will be replaced with CIBC equity-based awards that will be ultimately settled with CIBC common shares. These adjustments exclude other PrivateBancorp equity-based awards that will be replaced by CIBC equity-based awards that settle in cash. The adjustments are based on the number of awards outstanding on December 31, 2016, valued at the CIBC closing stock price on March 29, 2017.

(3)
Dividends per share have been translated into U.S. dollars based on the Bank of Canada noon exchange rate on each dividend record date. Pro forma combined dividends per common share are based solely on dividends of CIBC.

(4)
Book value per common share has been translated into U.S. dollars based on the Bank of Canada noon exchange rate at the end of the period.

        With respect to the table above, the CIBC pro forma combined amounts were calculated by combining (i) the CIBC historical amounts as at or for the year ended October 31, 2016 and the three months ended January 31, 2017 (prepared in accordance with IFRS) with (ii) the PrivateBancorp historical amounts (originally prepared in accordance with U.S. GAAP), adjusted for significant differences between U.S. GAAP and IFRS, as at or for the year ended December 31, 2016 and the three months ended December 31, 2016, respectively. For purposes of calculating the pro forma combined amounts, the PrivateBancorp historical amounts have been further adjusted (on an IFRS basis) for estimated purchase accounting adjustments to be recorded in connection with the acquisition (consisting of fair value adjustments for assets acquired and liabilities assumed and adjustments for other intangible assets established, and the resulting amortization of these adjustments over appropriate periods), and other adjustments that are directly attributable to the transaction and expected to have a continuing impact on CIBC's pro forma combined financial results.

        The equivalent pro forma per share information for PrivateBancorp in the following table was obtained by multiplying the above per share pro forma amounts for CIBC by 0.4176, which is the number of CIBC common shares that PrivateBancorp stockholders who receive share consideration in the merger will receive for each share of PrivateBancorp common stock, assuming that the merger was completed on December 31, 2016 and valued at the CIBC closing stock price on March 29, 2017. Because CIBC and PrivateBancorp have different fiscal years, the equivalent pro forma data for the year ended December 31, 2016 has been compared with CIBC's fiscal year ended October 31, 2016. The PrivateBancorp historical data in the following table is presented in U.S. GAAP.

Year Ended December 31, 2016
(US$)
PRIVATEBANCORP COMMON STOCK
Basic earnings per common share
Historical	$2.62
Pro forma combined	$3.26
Diluted earnings per common share
Historical	$2.57
Pro forma combined	$3.24
Dividends per common share
Historical	$0.04
Pro forma combined	$1.49
Book value per common share at period end
Historical	$24.04
Pro forma combined	$19.19

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

        The following information replaces the section entitled "Comparative Per Share Market Price and Dividend Information" beginning on page 16 of the definitive proxy statement/prospectus dated October 31, 2016.

        CIBC common shares are listed on the TSX and the NYSE under the trading symbol "CM." Shares of PrivateBancorp common stock are currently listed on the NASDAQ under the trading symbol "PVTB."

        The table below sets forth, for the periods indicated, the per share high and low closing prices for CIBC common shares as reported on the TSX and the NYSE and PrivateBancorp common stock as reported on the NASDAQ. TSX closing prices of CIBC common shares are presented in Canadian dollars, and the NYSE and NASDAQ closing prices of CIBC common shares and PrivateBancorp common stock are presented in U.S. dollars. For comparison purposes, the following table uses calendar year end and calendar quarters, but it should be noted that CIBC's fiscal year end is October 31 and PrivateBancorp's fiscal year end is December 31.

	CIBC common shares TSX (in C$)		CIBC common shares NYSE (in US$)		PrivateBancorp common stock NASDAQ (in US$)
	High	Low	High	Low	High	Low
Annual information for the past five calendar years
2012	82.49	69.70	83.40	67.10	17.32	11.55
2013	91.58	74.10	87.22	70.23	29.25	16.07
2014	107.16	85.49	97.61	77.14	33.96	25.60
2015	102.74	86.00	85.28	64.73	45.16	30.34
2016	112.00	83.33	85.28	57.54	54.72	32.03
Quarterly information for the past two years and subsequent quarters:
2015, quarter ended
June 30	97.62	91.49	81.23	72.47	41.15	35.17
September 30	96.69	86.00	73.66	64.73	42.57	35.03
December 31	102.74	91.19	77.94	65.87	45.16	37.11
2016, quarter ended
March 31	98.98	83.33	76.13	57.54	39.85	32.03
June 30	104.19	95.12	82.08	72.43	44.54	34.24
September 30	104.46	96.84	80.75	74.32	46.55	43.58
December 31	112.00	97.76	85.28	72.96	54.72	44.35
2017, quarter ended
March 31	119.86	110.38	91.10	82.46	59.37	53.53
Monthly information for the most recent six months
October 2016	101.07	99.54	77.05	74.96	46.04	45.19
November 2016	106.01	97.76	78.94	72.96	46.96	44.35
December 2016	112.00	108.34	85.28	81.38	54.72	48.78
January 2017	113.16	110.38	86.29	82.46	55.65	53.53
February 2017	119.40	111.61	91.10	85.71	57.39	54.70
March 2017	119.86	113.78	89.30	85.31	59.37	55.38

        Fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar will affect any comparisons of CIBC common shares traded on the TSX and CIBC common shares traded on the NYSE.

        The following table presents the last reported closing sale price per share of CIBC common shares on the TSX and the NYSE and of PrivateBancorp common stock on the NASDAQ on (a) March 29, 2017, the last full trading day prior to the public announcement by CIBC and PrivateBancorp of the transaction and execution of the amended merger agreement, and (b) April [    •    ], 2017, the last full trading day for which this information could be calculated prior to the date of this supplement. The table also shows the estimated implied value of the per share merger consideration for each share of PrivateBancorp common stock on the relevant date. The implied value of the per share merger consideration represents the sum of $24.20, the cash portion of the per share merger consideration, plus the stock portion of the per share merger consideration, based upon the product of the exchange ratio of 0.4176 and the closing price of CIBC common shares on the NYSE as of the applicable date.

	CIBC common shares TSX	CIBC common shares NYSE	PrivateBancorp common stock NASDAQ	Total Consideration per PVTB share of common stock
	(C$)	($)	($)	($)
March 29, 2017	117.20	87.92	56.20	60.92
April [•], 2017	[•]	[•]	[•]	[•]

        PrivateBancorp stockholders will not receive the merger consideration until the merger is completed, which may be a substantial period of time after the special meeting. There can be no assurance as to the trading prices of CIBC common shares at the time of the closing of the merger. The market prices of CIBC common shares and PrivateBancorp common stock and the Canadian dollar/U.S. dollar exchange rate are likely to fluctuate prior to consummation of the merger and cannot be predicted. We urge you to obtain current market quotations for both CIBC common shares and PrivateBancorp common stock and the Canadian dollar/U.S. dollar exchange rate.

        The table below sets forth the dividends declared per CIBC common share and the dividends declared per share of PrivateBancorp common stock for the fiscal years ended 2012, 2013, 2014, 2015 and 2016. CIBC's fiscal year end is October 31 and PrivateBancorp's fiscal year end is December 31.

	CIBC (C$)(1)	PrivateBancorp (US$)(2)
Fiscal Year Ended
2012	3.64	0.04
2013	3.80	0.04
2014	3.94	0.04
2015	4.30	0.04
2016	4.75	0.04
2017 (through March 31)	2.51	0.01

(1)
CIBC dividends declared during fiscal quarters ended January 31, April 30, July 31 and October 31. CIBC's dividends are declared and payable in Canadian dollars. Common shareholders with addresses in the United States receive dividends in U.S. dollars unless they elect otherwise.

(2)
PrivateBancorp dividends declared during fiscal quarters ended March 31, June 30, September 30 and December 31.

 CURRENCY EXCHANGE RATE DATA

        The following information replaces the section entitled "Currency Exchange Rate Data" beginning on page 18 of the definitive proxy statement/prospectus dated October 31, 2016.

        The following table shows, for the years and dates indicated, certain information regarding the Canadian dollar/U.S. dollar exchange rate. The information is based on the noon exchange rate as reported by the Bank of Canada. Such exchange rate on April 4, 2017 was C$1.3415=US$1.00.

	Period End	Average(1)	Low	High
Year Ended October 31, (C$ per US$)
2012	0.9996	1.0034	0.9710	1.0487
2013	1.0429	1.0233	0.9839	1.0576
2014	1.1275	1.0934	1.0415	1.1289
2015	1.3083	1.2562	1.1236	1.3413
2016	1.3403	1.3258	1.2544	1.4589

	Low	High
Month end, (C$ per US$)
October 2016	1.3104	1.3403
November 2016	1.3337	1.3582
December 2016	1.3120	1.3556
January 2017	1.3030	1.3438
February 2017	1.3004	1.3248
March 2017	1.3279	1.3505

(1)
The average of the noon buying rates on the last business day of each full month during the relevant period.

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        From time to time, CIBC and/or PrivateBancorp make written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. This proxy statement/prospectus, including information incorporated by reference into this document, may contain forward-looking statements, including, for example, but not limited to, statements about management expectations, strategic objectives, growth opportunities, business prospects, regulatory proceedings, transaction synergies and other benefits of the merger, and other similar matters. Forward-looking statements are not statements of historical facts and represent only CIBC's and/or PrivateBancorp's beliefs regarding future performance, which is inherently uncertain. Forward-looking statements are typically identified by words such as "believe," "expect," "foresee," "forecast," "anticipate," "intend," "estimate," "goal," "plan," and "project" and similar expressions of future or conditional verbs such as "will," "may," "should," "could" or "would."

        By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties that give rise to the possibility that CIBC's and/or PrivateBancorp's predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that CIBC's and/or PrivateBancorp's assumptions may not be correct and that CIBC's and/or PrivateBancorp's objectives, strategic goals and priorities will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the merger does not close when expected or at all because required regulatory, stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; that CIBC and PrivateBancorp may be required to modify the terms and conditions of the amended merger agreement to achieve regulatory or stockholder approval, or that the anticipated benefits of the merger are not realized as a result of such things as the strength of the economy and competitive factors in the areas where PrivateBancorp does business; general business and economic conditions in Canada, the United States and other countries in which CIBC or PrivateBancorp conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar, British pound and Euro; the effects of changes in government monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including broker-dealer, banking, insurance and securities); judicial or regulatory judgments and legal proceedings; CIBC's ability to complete the acquisition of PrivateBancorp and integrate it with CIBC successfully; the risk that expected synergies and benefits of the merger will not be realized within the expected time frame or at all; the risk of attrition of financial consultants and of assets under management, increased operating costs, customer loss, employee loss and business disruption following the merger; reputational risks; the outcome of various litigation and proceedings to which PrivateBancorp and/or CIBC is a party and the adequacy of reserves maintained therefor; and other factors that may affect future results of CIBC and PrivateBancorp, including changes in trade policies, timely development and introduction of new products and services, changes in tax laws, and technological and regulatory changes.

        We caution that the foregoing list of important factors is not exhaustive and other factors could also adversely affect the completion of the merger and the future results of CIBC or PrivateBancorp. The forward-looking statements speak only as of the date of this proxy statement/prospectus, in the case of forward-looking statements contained in this proxy statement/prospectus, or the dates of the documents incorporated by reference into this proxy statement/prospectus, in the case of forward-looking statements made in those incorporated documents. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by applicable law or regulation, CIBC and PrivateBancorp do not undertake to update any forward-looking statement, whether written or oral, to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

        For additional information about factors that could cause CIBC's and PrivateBancorp's results to differ materially from those described in the forward-looking statements, please see the section entitled "Risk Factors" as well as in the reports that CIBC and PrivateBancorp have filed with the SEC, described under the section entitled "Where You Can Find More Information," including CIBC's 2016 Annual Report on Form 40-F ("2016 Annual Report") and its Q1 2017 Report of Foreign Private Issuer on Form 6-K ("Q1 2017 Report") and PrivateBancorp's Annual Report on Form 10-K for the year ended December 31, 2016 and each of PrivateBancorp's subsequently filed Quarterly Reports on Form 10-Q which are available at the SEC's Internet site (www.sec.gov). CIBC's material general economic assumptions underlying certain of the forward-looking statements in this prospectus and the documents incorporated by reference herein are set out in its 2016 Annual Report under the heading "Financial performance overview—Outlook for calendar year 2017" and under the heading "Management of risk" as updated by the "A Note About Forward-Looking Statements" section in its Q1 2017 Report.

        All subsequent written or oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to CIBC, PrivateBancorp or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

RISK FACTORS

        The following information replaces the information provided under the subsections with the headings "The merger agreement contains provisions that may discourage other companies from trying to acquire PrivateBancorp for greater merger consideration" and "Litigation relating to the merger could require us to incur significant costs and suffer management distraction, as well as delay and/or enjoin the merger" under the heading "Risk Factors" beginning on page 21 of the proxy statement/prospectus dated October 31, 2016. You are, nevertheless, encouraged to read all the information under the heading "Risk Factors" of the proxy statement/prospectus.

The amended merger agreement contains provisions that may discourage other companies from trying to acquire PrivateBancorp for greater merger consideration.

        The amended merger agreement contains provisions that may discourage a third party from submitting an acquisition proposal to PrivateBancorp that might result in greater value to PrivateBancorp's common stockholders than the merger, or may cause a potential competing acquirer proposing to pay a lower per share price to acquire PrivateBancorp than it might otherwise have proposed to pay. These provisions include a general prohibition on PrivateBancorp from soliciting or, subject to certain exceptions relating to the exercise of fiduciary duties by the PrivateBancorp board of directors, entering into discussions with any third party regarding, any acquisition proposal or offers for competing transactions and a right of CIBC to be informed of any superior acquisition proposal. In addition, PrivateBancorp may be required to pay CIBC a termination fee of $198,000,000 in certain circumstances involving acquisition proposals for competing transactions. See the sections entitled "The Merger Agreement—Termination" and "The Merger Agreement—Effect of Termination and Termination Fee."

Litigation relating to the merger could require us to incur significant costs and suffer management distraction, as well as delay and/or enjoin the merger.

        Following the announcement of the Company's proposed merger with CIBC, three putative class actions were filed on behalf of PrivateBancorp stockholders in the Circuit Court of Cook County, Illinois: Solak v. Richman, et al., No. 2016-CH-08949; Parshall v. PrivateBancorp, Inc., et al., No. 2016-CH-09135; and Griffin v. PrivateBancorp, Inc., et al., No. 2016-CH-09435. On October 7, 2016, Plaintiffs filed a Consolidated Amended Class Action Complaint on behalf of a putative class of PrivateBancorp's shareholders (the "Action"), alleging among other things that PrivateBancorp's directors had failed to disclose material information regarding the merger in the proxy statement/prospectus and that PrivateBancorp and CIBC aided and abetted the same.

        The plaintiffs in the Action agreed in principle not to pursue the Action as a result of the inclusion of certain additional disclosures (the "Supplemental Disclosures") in the proxy statement/prospectus contained in the registration statement filed by CIBC on October 31, 2016. On March 6, 2017, the parties executed a stipulation of settlement (the "Settlement Agreement"), and on March 7, 2017 the plaintiffs dismissed the Action. Pursuant to the Settlement Agreement, the three plaintiffs agreed to voluntarily dismiss the Action, without affecting the claims of the putative class, with leave to reinstate the Action if the merger is not consummated on or before June 29, 2017. Defendants in turn agreed to settle plaintiffs' demand for a mootness fee for $185,000, but only upon consummation of the merger. If the merger is not consummated on or before June 29, 2017 and the Action is reinstated, the Settlement Agreement will be null and void, and plaintiffs may apply to the court for a mootness fee award, which defendants may oppose, in whole or in part. PrivateBancorp and CIBC agreed to settle Plaintiffs' demand for a mootness fee award solely to avoid the costs of further litigation. PrivateBancorp continues to believe the complaints are without merit, there are substantial legal and factual defenses to the claims asserted, and that proxy statement/prospectus contained in the registration statement first filed by CIBC on August 15, 2016 disclosed all material information prior to the inclusion of the Supplemental Disclosures.

 INFORMATION ABOUT THE COMPANIES

        The following information supplements the information under the heading "Information About the Companies" beginning on page 35 of the definitive proxy statement/prospectus dated October 31, 2016.

        CIBC reported Basel III Common Equity Tier 1 ratio of 11.9% at January 31, 2017, and Tier 1 and Total capital ratios of 13.2% and 15.2%, respectively, on an all-in basis, compared with Basel III Common Equity Tier 1 ratio of 11.3%, Tier 1 capital ratio of 12.8% and Total capital ratio of 14.8% at the end of the prior quarter. CIBC's reported Basel III leverage ratio at January 31, 2017 was 4.0% on an all-in basis.

        On February 23, 2017, CIBC announced a quarterly dividend increase of C$0.03 per common share to C$1.27 per common share.

THE MERGER

        The following discussion contains material information about the merger and certain terms of the amended merger agreement. You should also read in its entirety the section entitled "The Merger Agreement" in the proxy statement/prospectus for a discussion of additional material information about the terms of the amended merger agreement. The discussion is subject to, and qualified in its entirety by reference to, the Amendment No. 1, a copy of which is attached as Appendix A and incorporated herein by reference, and the original merger agreement, a copy of which is attached to the proxy statement/prospectus as Appendix A and incorporated therein by reference. We urge you to read carefully this supplement and the entire proxy statement/prospectus, including the amended merger agreement, for a more complete understanding of the merger.

        The following information replaces or supplements the information under the heading "The Merger" beginning on page 37 of the definitive proxy statement/prospectus dated October 31, 2016.

Terms of the Merger

Merger Consideration

        Under the terms and subject to the conditions of the amended merger agreement, at the effective time of the merger, each share of PrivateBancorp common stock, without par value, will be converted into the right to receive without interest (i) 0.4176 common shares of CIBC and (ii) $24.20 in cash (the consideration described in clauses (i) and (ii), collectively, the "merger consideration"). The value of the merger consideration constituting common shares of CIBC described in clause (i) will depend on the market price of CIBC common shares at the time you receive the CIBC common shares (following completion of the merger). For a discussion of the treatment of awards outstanding under PrivateBancorp's equity incentive plans as of the effective time, see "The Merger Agreement—Treatment of PrivateBancorp Equity Awards" beginning on page 106 of the proxy statement/prospectus dated October 31, 2016.

Background of the Merger

        The section of The Merger titled "Background of the Merger" beginning on page 38 of the proxy statement/prospectus describes the background of the transaction up to and including October 31, 2016. The discussion below supplements that description up to and including the date of this supplement.

        On or around November 2, 2016, PrivateBancorp mailed the proxy statement/prospectus to PrivateBancorp stockholders and began soliciting proxies with respect to the original merger agreement and the merger. Subsequent to such mailing, the equity markets in the United States traded up significantly over a short period of time, including in particular the market for U. S. bank stocks. Over the period from the close of trading on November 8, 2016, the date of the U.S. presidential election, to the close of trading on November 25, 2016, the Russell 2000 Index increased 12.7%. Indices tracking the stocks of publicly traded bank holding companies significantly outperformed the broader market during that same period, with the KBW Nasdaq Bank Index ("KRX"), for example, increasing 20.4%. The outperformance by the KRX was influenced, in part, by changes in market interest rates, particularly on the shorter-end of the interest rate curve, expectations for accelerated timing of possible future increases in the fed funds rate by the Federal Reserve, expectations of corporate tax reform, and expectations of regulatory reform applicable to the financial sector. These stock market developments resulted in a number of PrivateBancorp stockholders communicating publicly through open letters to stockholders and directly to PrivateBancorp management that they would not be likely to support the transaction with CIBC on the then-current terms.

        During the weeks leading to the stockholder meeting scheduled for December 8, 2016, representatives of PrivateBancorp management and the board and its proxy solicitor engaged with

PrivateBancorp stockholders to seek support of the proposed merger, including both longer-term investors as well as shorter-term stockholders who had acquired shares of PrivateBancorp common stock subsequent to the initial announcement of the merger in June 2016. On November 30, one of the major proxy advisory firms issued a report recommending that PrivateBancorp stockholders vote against the adoption of the merger agreement. In the subsequent days, two other proxy advisory firms that had previously recommended voting in favor revoked their favorable recommendations and instead recommended that PrivateBancorp stockholders vote against the adoption of the merger agreement. Representatives of PrivateBancorp's management team and advisors had regular discussions with representatives of CIBC's management and advisors regarding these developments and ongoing communications with stockholders, and PrivateBancorp's management provided updates to the PrivateBancorp board of directors.

        During the morning of December 6, 2016, Mr. Richman telephoned Mr. Dodig to discuss the status of voting proxies submitted and communications with PrivateBancorp stockholders in advance of the upcoming special meeting. Mr. Richman and Mr. Dodig also discussed the fact that, following the negative recommendations of the proxy advisory firms, PrivateBancorp's stock price had begun trading above the implied value of the per share merger consideration based on the then-current trading price of CIBC common shares. Mr. Richman indicated that, absent a change to the terms of the transaction, the PrivateBancorp board intended to evaluate postponing the stockholder meeting, consistent with the terms of the merger agreement, to allow the PrivateBancorp stockholders additional time to consider the value and long-term strategic benefits of the transaction in light of current trading and economic conditions.

        During the evening of December 6, 2016, the special strategic opportunities committee comprised of three independent PrivateBancorp directors, which we refer to as the special committee, met to discuss the latest developments relating to the PrivateBancorp special meeting. Representatives of PrivateBancorp management, Goldman Sachs and Wachtell Lipton participated in the meeting. Mr. Richman updated the special committee regarding the recent communications with stockholders and his conversations earlier that day with Mr. Dodig and reported that, based on communications with PrivateBancorp stockholders and the voting proxies that had been submitted to date, it was not expected that the proposal to adopt the original merger agreement would be approved at the December 8 meeting without a change to the current terms.

        After extensive discussion with PrivateBancorp management and representatives of Goldman Sachs and Wachtell Lipton, and taking into account informal discussions with other independent members of the PrivateBancorp board over the past several days regarding the strategic rationale for the combination with CIBC, it was the consensus of the special committee that the transaction continued to offer significant long-term value for both companies and that the transaction was in the best interests of PrivateBancorp and its stockholders. The special committee then unanimously determined that, in light of prevailing market conditions, the changing expectations about market interest rates and the pace of potential future actions of the Federal Reserve, potential corporate tax reform, and potential regulatory reform applicable to the financial sector that had each significantly impacted bank stock trading valuations and the indications of PrivateBancorp stockholders regarding their support for the transaction on the current terms, it would be in the best interests of PrivateBancorp and its stockholders to postpone the PrivateBancorp special meeting until sometime in 2017 to allow PrivateBancorp stockholders additional time to consider the value and long-term strategic benefits of the transaction beyond the short-term market volatility that had arisen in the weeks following the U.S. presidential election.

        On the morning of December 7, 2016, PrivateBancorp issued a press release stating that the PrivateBancorp special meeting originally scheduled for December 8, 2016 had been postponed. The press release noted that a new record date for the meeting was expected to be set in the first calendar quarter of 2017, and that the new record date, as well as the new date, time and location for the special meeting, would be announced at a future date. Shortly thereafter, CIBC issued a press release noting that the PrivateBancorp special meeting had been postponed and indicating that it remained committed to the transaction with PrivateBancorp on the agreed terms.

        Throughout December, January and early February, representatives of PrivateBancorp's management, Goldman Sachs and Wachtell Lipton engaged in frequent discussions regarding the proposed merger and market developments. In late January and early February, the PrivateBancorp board of directors met multiple times, which meetings included representatives of Goldman Sachs and Wachtell Lipton. At these meetings, the board, management and advisors discussed generally the status of the CIBC transaction and market and industry developments. In late January, PrivateBancorp's board directed management to engage Innisfree M&A Incorporated, which we refer to as Innisfree, a proxy solicitation firm with significant experience in complex merger transactions, to conduct additional stockholder outreach regarding the views of the PrivateBancorp's stockholders relative to the proposed transaction.

        At the meeting of the PrivateBancorp board of directors in early February, representatives of Goldman Sachs provided an overview of the current banking industry landscape including factors driving bank stock prices following the U.S. presidential election, recent U.S. bank merger activity and the impact of recent political and market developments on the outlook for the U.S. banking industry. The board also reviewed with management PrivateBancorp's updated 2017 annual plan and three-year financial projections, which reflected assumptions incorporating current market conditions and expectations for future interest rate increases as well as the company's actual fourth quarter 2016 results. The Board discussed the company's standalone growth prospects, strategic risks and potential challenges to the forecasts, the sensitivity of earnings projections to interest rate movements and credit loss assumptions, and the risk profile of PrivateBancorp's concentrated loan and deposit portfolios. The board also received updated information regarding stockholder views relative to the proposed transaction based on the outreach conducted by Innisfree and management reported on its ongoing work with CIBC with respect to regulatory approval and integration planning matters related to the transaction.

        On the evening of February 23, 2017, Mr. Richman met with Mr. Dodig and Mr. Capatides at CIBC's offices in Toronto to discuss timing for rescheduling the stockholder meeting as well as information regarding the views of PrivateBancorp's stockholders on the proposed merger as expressed to PrivateBancorp's advisors and proxy solicitor. Mr. Dodig indicated to Mr. Richman that CIBC acknowledged that market expectations for U.S. banks had changed significantly over the past few months and would act reasonably with respect to considering a potential change to the terms of the transaction to address current stockholder expectations, and remained committed to obtaining the approval of PrivateBancorp's stockholders and completing the proposed merger. Mr. Dodig and Mr. Richman discussed the possibility of PrivateBancorp setting a record date for the special meeting that would allow the rescheduled meeting to be held in late April or early May.

        On February 24, 2017, the special committee met to discuss Mr. Richman's conversation with Mr. Dodig and Mr. Capatides the previous evening. Representatives of PrivateBancorp management, Goldman Sachs and Wachtell Lipton attended the meeting. After Mr. Richman provided an overview of his conversation with Messrs. Dodig and Capatides, the special committee engaged in extensive discussions with management and the advisors present at the meeting. Based on this discussion, it was the consensus of the committee that in order for it to be advisable for PrivateBancorp to make any public announcement regarding the timing of a new record date or a rescheduled special meeting, CIBC should indicate to PrivateBancorp a specific timeframe in which it would intend to provide an update regarding potential revised terms of the transaction and the current status of CIBC's pending regulatory applications. The special committee directed representatives of Goldman Sachs and Wachtell Lipton to deliver this message to representatives of J.P. Morgan Securities LLC, CIBC's financial advisor, which we refer to as J.P. Morgan, and Mayer Brown, respectively. Following the meeting, the PrivateBancorp board was informed of the special committee discussions.

        During the week of February 27, 2017, representatives of PrivateBancorp and CIBC and their respective advisors held discussions regarding potential timing in the event that CIBC would propose any changes to the terms of the transaction. As part of these discussions, CIBC indicated that it would expect to provide any update in the coming weeks.

        On March 3, 2017, the special committee, based on this indication from CIBC and after receiving information from CIBC regarding the current status of CIBC's pending regulatory applications, unanimously determined to establish the close of business on March 31, 2017 as the record date for the special meeting. On the morning of March 6, 2017, PrivateBancorp issued a press release indicating the record date and that PrivateBancorp at that time expected the special meeting to be scheduled for on or around May 4, 2017.

        On March 17, 2017, Mr. Dodig contacted Mr. Richman to propose an increase to the merger consideration with an implied value of $59.00 per share based on the closing price of CIBC common shares the previous day, consisting of $23.60 in cash and 0.3999 CIBC common shares per share of PrivateBancorp common stock. Mr. Dodig noted to Mr. Richman that CIBC remained committed to the merger with PrivateBancorp. Shortly thereafter, Mr. Dodig sent Mr. Richman a written proposal, which included a proposed form of amendment to the merger agreement reflecting, among other things, the proposed increase to the merger consideration that had been communicated by Mr. Dodig. The written proposal also reiterated CIBC's view regarding the strategic benefits of the proposed combination to PrivateBancorp, in particular the benefits of becoming part of a larger, financially strong North American organization consistent with PrivateBancorp's strategic priorities to diversify PrivateBancorp's overall funding base to continue supporting loan growth over the long term.

        On March 18, 2017, the special committee met to discuss the proposal received from CIBC the previous day. Representatives of PrivateBancorp management, Goldman Sachs and Wachtell Lipton attended the meeting. Mr. Richman began the meeting by summarizing his conversation with Mr. Dodig and the terms of the new proposal, a copy of which was provided to the members of the committee prior to the meeting. The special committee also reviewed materials prepared by Goldman Sachs summarizing the financial aspects of the proposal, a financial comparison of selected peer companies and the financial terms of recent comparable U.S. bank merger transactions. Representatives of PrivateBancorp management noted that, based on discussions with PrivateBancorp stockholders over the prior several months by both management and the company's proxy solicitor, the proposed merger consideration with a value of $59.00 per share would likely not result in stockholder approval being obtained. The special committee discussed the importance of any proposed increase in the merger consideration reflecting the changed market conditions and PrivateBancorp's enhanced outlook as illustrated by the revised three-year projections reviewed at the board's early February meeting, and the need to address current stockholder expectations regarding the merger consideration to obtain the required stockholder vote. At the conclusion of the meeting, the special committee directed the representatives of Goldman Sachs to communicate to J.P. Morgan that CIBC's proposal was unlikely to garner sufficient stockholder support and to attempt to secure a revised proposal from CIBC with a value in excess of $60 per share. Following the meeting, Goldman Sachs communicated to J.P. Morgan that CIBC's March 17 proposal was deemed inadequate. The PrivateBancorp board was kept apprised of these developments by the special committee and had access to the materials reviewed by the special committee.

        Mr. Dodig contacted Mr. Richman on March 24, 2017. U.S. bank stock prices had declined significantly over the preceding week. For example, between March 16 and March 24, the KRX had dropped approximately 6%. During their phone conversation, Messrs. Dodig and Richman discussed generally the proposed merger consideration offered by CIBC on March 17, but Mr. Dodig and Mr. Richman ended the conversation without any tentative agreement on revised merger consideration.

        On March 28, 2017, Mr. Dodig contacted Mr. Richman again. Mr. Dodig noted that despite the recent decline in U.S. bank stock prices since March 16, CIBC was prepared to increase the merger consideration to an implied value of $60.50 per share based on the closing price of CIBC common shares the previous day, consisting of $24.20 in cash and 0.4176 CIBC common shares per share of PrivateBancorp common stock. Mr. Dodig noted that the proposed increase reflected the same mix in the form of the merger consideration of approximately 40% cash and 60% stock as was agreed at the time the original merger agreement was executed in June 2016. He further noted that the revised proposal had been approved by the CIBC board of directors. Mr. Dodig indicated that although CIBC continued to recognize the long-term strategic benefits of the transaction, CIBC and its board did not intend to offer any further increase to the merger consideration. Mr. Richman indicated that he would present the increased offer to the PrivateBancorp board of directors for discussion.

        On March 29, 2017, the PrivateBancorp board held a special meeting, attended by PrivateBancorp management and representatives of Goldman Sachs, Sandler, who had been engaged by the board to render an independent fairness opinion, and Wachtell Lipton. Mr. Richman and the members of the special committee began the meeting by summarizing for the board the recent communications with CIBC and the terms of the revised proposal communicated by Mr. Dodig the previous day. The board discussed extensively the terms of the proposed amended merger agreement and the transaction with CIBC and asked questions of management and the advisors. The board noted during the course of discussion that based on the closing price of CIBC common shares the previous day, the revised proposal represented a significant increase of approximately $800 million, or 20%, to the implied value of the merger consideration as compared to the merger consideration provided for in the original merger agreement. The board also discussed with PrivateBancorp's management and financial advisors the implied value of CIBC's revised proposal relative to other recent comparable transactions and PrivateBancorp's long-term outlook in light of recent market developments and economic events, including the updated financial projections and outlook discussed by the board with PrivateBancorp management at its meetings in January and early February. The board noted that no alternative acquisition proposals had been received by PrivateBancorp since the date of the original merger agreement. As part of this discussion, representatives of Innisfree reviewed with the board the current composition of PrivateBancorp's stockholder base and the feedback received in discussions by management and the proxy solicitor with PrivateBancorp stockholders over the prior several weeks.

        At this point in the meeting, representatives of Goldman Sachs and Sandler then reviewed with the board their respective financial analyses of the revised merger consideration pursuant to the amendment to the merger agreement, as more fully described below under the heading "—Opinions of PrivateBancorp's Financial Advisors," and each of the firms rendered to the PrivateBancorp board of directors its respective oral opinion (subsequently confirmed in writing) that, as of the date of their respective opinions and based on and subject to various assumptions, matters considered and limitations described in the opinion, the merger consideration to be paid to the holders of shares of PrivateBancorp common stock pursuant to the merger agreement (as amended) was fair, from a financial point of view, to those holders. Wachtell Lipton then reviewed for the board of directors the terms of the amendment and the original merger agreement with CIBC. A current summary of the draft of the amendment to the merger agreement was circulated to each member of the board prior to the meeting. After further discussion, and in light of the board's review and consideration of the factors described under "—PrivateBancorp's Reasons for the Merger; Recommendation of the PrivateBancorp Board of Directors", and the terms of the transaction with PrivateBancorp relative to the potential benefits, risks and uncertainties involved with not amending the merger agreement, the board unanimously determined that the merger and the other transactions contemplated by the merger agreement (as amended) were advisable and in the best interests of PrivateBancorp and its stockholders, and the board unanimously approved and adopted the merger and determined to recommend that PrivateBancorp common stockholders approve and adopt the merger agreement (as amended). The PrivateBancorp board then directed management and the advisors to finalize the form of the proposed amendment to the merger agreement on the terms discussed at the meeting.

        During the morning of March 30, 2017, the parties entered into the amendment to the merger agreement and issued a press release publicly announcing entry into the amendment.

PrivateBancorp's Reasons for the Merger; Board Recommendation of the PrivateBancorp Board of Directors

        The following information replaces the information under the heading "The Merger—PrivateBancorp's Reasons for the Merger; Board Recommendation of the PrivateBancorp Board of Directors" beginning on page 45 of the definitive proxy statement/prospectus dated October 31, 2016.

        After careful consideration, and in consultation with PrivateBancorp's management and external financial and legal advisors, the PrivateBancorp board unanimously determined that the amended merger agreement, the merger and the other transactions contemplated by the amended merger agreement were advisable, fair to and in the best interests of PrivateBancorp and its stockholders and approved and adopted the amended merger agreement, the merger and the other transactions contemplated by the amended merger agreement. Accordingly, the PrivateBancorp board unanimously recommends that its common stockholders approve and adopt the amended merger agreement, the merger and the other transactions contemplated by the amended merger agreement.

        The PrivateBancorp board considered a number of factors in determining to approve the amended merger agreement, the merger and the other transactions contemplated by the amended merger agreement, including the following material factors:

  •
  the implied value of the merger consideration of $60.92 as of March 29, 2017 (the day of the board meeting at which the board approved the amendment to the merger agreement) represented an increase of approximately 20% compared to the value of the merger consideration provided for in the original merger agreement, and was 2.7 times PrivateBancorp's tangible book value per share as of December 31, 2016;

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  the financial presentations of PrivateBancorp's financial advisors, Goldman Sachs and Sandler, to the PrivateBancorp board on March 29, 2017, and the separate oral opinions of each such financial advisor delivered to the PrivateBancorp board on March 29, 2017, which opinions were subsequently confirmed in writing as of March 29, 2017, in the case of Sandler, and March 30, 2017, in the case of Goldman Sachs, that as of such date and based on and subject to certain assumptions, procedures, qualifications and limitations, the merger consideration was fair, from a financial point of view, to PrivateBancorp's common stockholders, as further described under "The Merger—Opinions of PrivateBancorp's Financial Advisors;"

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  the PrivateBancorp board's familiarity with and understanding of PrivateBancorp's business, results of operations, asset quality, financial and market position, business risks, strategic challenges and its expectations concerning PrivateBancorp's future earnings and prospects;

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  the belief that the merger would accelerate the accomplishment of a variety of key elements of PrivateBancorp's strategic priorities, promoting both continuity and growth, providing an ongoing source of diversified, stable funding, diversifying its balance sheet and revenue, mitigating risks associated with operating a concentrated business model on a stand-alone basis and enabling PrivateBancorp's team to maintain and even strengthen PrivateBancorp's value proposition by drawing upon the combined company's compatible competencies, talented employees and combined resources;

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  the PrivateBancorp board's familiarity with and understanding of the current and prospective banking environment in which each of PrivateBancorp and CIBC operate, including foreign, domestic and local economic conditions, the interest rate environment, the competitive and regulatory environments for financial institutions generally, and the likely effect of these factors on PrivateBancorp both with and without the merger;

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  the relative valuations of PrivateBancorp common stock and CIBC common shares and the potential for PrivateBancorp's stockholders, as future CIBC shareholders, to benefit to the extent of their interest in the combined company from the synergies of the merger, in particular, enhanced revenue opportunities, and the anticipated pro forma impact of the merger discussed with the PrivateBancorp board, and the expectation that the merger will be accretive to CIBC's adjusted earnings per share within three years of the closing date;

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  the view that the shared core values of PrivateBancorp and CIBC, including both companies' prudent risk culture, strong commitment to client service, focus on building solid client relationships, and complementary business fit in the United States make the proposed combination a compelling strategic opportunity and would contribute to the likelihood of successful integration and operation of the combined company post-closing, as well as the view that the combined strength of CIBC's and PrivateBancorp's management teams would benefit PrivateBancorp common stockholders as future CIBC shareholders;

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  the PrivateBancorp board's evaluation, with the assistance of financial advisors, of strategic alternatives available to PrivateBancorp for maximizing value over the long term and the potential risks, rewards and uncertainties associated with such alternatives, and the PrivateBancorp board's belief when approving the original merger agreement that the proposed merger with CIBC was the best option available to PrivateBancorp common stockholders and its continued belief that the proposed merger is in the best interests of stockholders;

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  the cash component of the merger consideration offers PrivateBancorp common stockholders the opportunity to realize cash for the value of their shares with immediate certainty of value and mitigates some of the risk of the value of the merger consideration decreasing prior to closing as a result of a decline in the trading price of CIBC common shares;

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  the stock component of the merger consideration offers PrivateBancorp common stockholders the opportunity to participate in the future growth and opportunities of the combined company, and the expected tax treatment of the merger as a "reorganization" for U.S. federal income tax purposes, such that receipt of share consideration will generally be tax-free to PrivateBancorp's common stockholders to the extent realized gains exceed the cash consideration received (including cash in lieu of fractional shares), as further described under "The Merger—Material United States Federal Income Tax Consequences" in the proxy statement/prospectus;

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  the significantly higher current dividend yield of CIBC common shares relative to PrivateBancorp common stock;

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  CIBC's commitment that at the effective time of the merger, PrivateBank will be headquartered in Chicago, Illinois, and Holdco and PrivateBank will constitute the primary banking, lending and wealth management platform of CIBC in the United States;

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  the results of the reverse due diligence conducted by PrivateBancorp and its advisors on CIBC during the negotiation of the transaction of the original merger agreement and Amendment No. 1 to the original merger agreement and PrivateBancorp's knowledge of CIBC's management team, business, results of operations, financial and market position and future earnings and prospects;

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  the historical trading prices, volumes and performance of each of PrivateBancorp's common stock and CIBC's common shares, and both companies' trading multiples of earnings and tangible book value relative to historical levels;

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  the regulatory and other approvals required in connection with the merger, and the expectation that such approvals could be received in a reasonably timely manner and without the imposition of unacceptable conditions;

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  the terms and conditions of the amended merger agreement and the course of negotiations of the amended merger agreement (see "The Merger—Terms of the Merger" in the proxy statement/

    prospectus), the ability of the PrivateBancorp board, under certain circumstances, to change its recommendation to PrivateBancorp stockholders regarding the merger (see "The Merger Agreement—Covenants and Agreements" in the proxy statement/prospectus), the conditions to closing (see "The Merger Agreement—Conditions to the Merger" in the proxy statement/prospectus), the ability of PrivateBancorp to terminate the merger agreement under certain circumstances (see "The Merger Agreement—Termination" in the proxy statement/prospectus), the possibility that PrivateBancorp would be required to pay a termination fee under certain circumstances, as well as the PrivateBancorp board's belief that the termination fee is not likely to significantly deter another party from making a superior acquisition proposal (see "The Merger Agreement—Effect of Termination and Termination Fee" in the proxy statement/prospectus) and that PrivateBancorp's common stockholders will have an opportunity to vote on the merger and that their approval is a condition to completion of the merger (see "The Merger Agreement—Conditions to the Merger" in the proxy statement/prospectus), and the terms of the merger agreement that restrict PrivateBancorp's ability to solicit alternative transactions (see "The Merger Agreement—Covenants and Agreements" in the proxy statement/prospectus);

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  the risk that the merger may not be consummated or that the closing may be unduly delayed, including as a result of factors outside either party's control;

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  the potential risk of diverting management attention and resources from the operation of PrivateBancorp's business to the merger, and the possibility of employee attrition and the transactions contemplated in the amended merger agreement intended to mitigate this risk;

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  adverse effects on client and business relationships as a result of the announcement and pendency of the merger;

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  the potential risks and costs associated with successfully integrating elements of PrivateBancorp's business, operations and workforce with those of CIBC, including the risk of not realizing all of the anticipated benefits of the merger or not realizing them in the expected timeframe; and

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  the other risks described under the sections entitled "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements."

        In considering the recommendation of the PrivateBancorp board, you should be aware that certain directors and officers of PrivateBancorp may have interests in the merger that are different from, or in addition to, interests of stockholders of PrivateBancorp generally and may create potential conflicts of interest. The PrivateBancorp board was aware of these interests and considered them when evaluating and negotiating the original merger agreement and the amended merger agreement, the merger and the other transactions contemplated by the amended merger agreement, and in recommending to PrivateBancorp's common stockholders that they vote in favor of the merger agreement proposal. See "The Merger—Interests of PrivateBancorp Directors and Executive Officers in the Merger."

        This discussion of the information and factors considered by the PrivateBancorp board includes the material factors considered by the PrivateBancorp board, but it is not intended to be exhaustive and may not include all the factors considered by the PrivateBancorp board. In view of the wide variety of factors considered, and the complexity of these matters, the PrivateBancorp board did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to adopt and approve the amended merger agreement, the merger and the other transactions contemplated by the amended merger agreement. Rather, the PrivateBancorp board viewed its recommendation as being based on the totality of the information presented to and factors considered by it, including discussions with, and questioning of, PrivateBancorp's management and its financial and legal advisors. In addition, individual members of the PrivateBancorp board may have given differing weights to different factors. It should be noted that this explanation of the reasoning of the PrivateBancorp board and certain information presented in this section is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled "Cautionary Statement Regarding Forward-Looking Statements."

        For the reasons set forth above, the PrivateBancorp board of directors unanimously recommends that the PrivateBancorp common stockholders vote "FOR" the merger agreement proposal.

Opinions of PrivateBancorp's Financial Advisors

Opinion of Goldman Sachs

        At a meeting of the PrivateBancorp board of directors held to evaluate the amendment to the merger agreement, Goldman Sachs rendered to the board of directors of PrivateBancorp its oral opinion, subsequently confirmed in writing, to the effect that, as of March 30, 2017, the date of its written opinion, and based upon and subject to the factors and assumptions set forth in Goldman Sachs' written opinion, the merger consideration consisting of $24.20 in cash and 0.4176 CIBC common shares to be paid to the holders (other than CIBC and its affiliates) of the shares of PrivateBancorp common stock pursuant to the amended merger agreement was fair from a financial point of view to such holders.

        The full text of the written opinion of Goldman Sachs, dated March 30, 2017, which sets forth assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this supplement as Appendix B. The summary of the Goldman Sachs opinion contained in this supplement is qualified in its entirety by reference to the full text of Goldman Sachs' written opinion. Goldman Sachs' advisory services and opinion were provided for the information and assistance of the board of directors of PrivateBancorp in connection with its consideration of the merger and the opinion does not constitute a recommendation as to how any holder of PrivateBancorp common stock should vote with respect to the proposed transaction or any other matter.

        In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

  •
  the amended merger agreement;

  •
  annual reports to stockholders and Annual Reports on Form 10-K of PrivateBancorp for the five fiscal years ended December 31, 2016 and annual reports to shareholders and Annual Reports on Form 40-F of CIBC for the five fiscal years ended October 31, 2016;

  •
  certain interim reports to stockholders and Quarterly Reports on Form 10-Q of PrivateBancorp and certain interim reports to shareholders of CIBC;

  •
  certain other communications from PrivateBancorp to its stockholders and from CIBC to its shareholders;

  •
  certain publicly available research analyst reports for PrivateBancorp and CIBC; and

  •
  certain updated internal financial analyses and forecasts for PrivateBancorp on a stand-alone basis prepared by its management, which we refer to as "PrivateBancorp Financial Forecasts," certain financial analyses and forecasts for CIBC on a stand-alone basis reflecting CIBC management's publicly disclosed guidance as extrapolated by management of PrivateBancorp, which we refer to as the "CIBC Forecasts," and certain financial analyses and forecasts for combined PrivateBancorp and CIBC provided by PrivateBancorp and comprised of the PrivateBancorp Financial Forecasts, the CIBC Forecasts and the Adjustments/Synergies (as defined below), which we refer to as the "CIBC Pro-Forma Forecasts," in each case as approved for Goldman Sachs' use by PrivateBancorp, which we refer to, collectively, as the Forecasts, including certain adjustments and operating synergies and other adjustments anticipated by the management of PrivateBancorp to result from the proposed transaction, as approved for Goldman Sachs' use by PrivateBancorp, which we refer to as the "Adjustments/Synergies."

        Goldman Sachs also held discussions with members of the senior management of PrivateBancorp regarding their assessment of the past and current business operations, financial condition and future prospects of PrivateBancorp and CIBC and the strategic rationale for, and the potential benefits of, the proposed transaction; and with members of the senior management of CIBC regarding their assessment of the past and current business operations, financial condition and future prospects of CIBC and the strategic rationale for, and the potential benefits of, the proposed transaction; reviewed the reported price and trading activity for PrivateBancorp common stock and CIBC common shares; compared certain financial and stock market information for PrivateBancorp and CIBC with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the banking industry; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

        For purposes of rendering its opinion, Goldman Sachs, with the consent of the PrivateBancorp board of directors, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the board of directors of PrivateBancorp that the Forecasts, including the Adjustments/Synergies, have been reasonably prepared and reflect the best currently available estimates and judgments of the management of PrivateBancorp. Goldman Sachs did not review individual credit files or make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of PrivateBancorp or CIBC or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances and marks for losses with respect thereto and, accordingly, Goldman Sachs assumed that such allowances and marks are in the aggregate adequate to cover such losses. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed transaction will be obtained without any adverse effect on PrivateBancorp or CIBC or on the expected benefits of the proposed transaction in any way meaningful to Goldman Sachs' analysis. Goldman Sachs assumed that the proposed transaction will be completed on the terms set forth in the amended merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

        Goldman Sachs' opinion does not address the underlying business decision of PrivateBancorp to engage in the proposed transaction, or the relative merits of the proposed transaction as compared to any strategic alternatives that may be available to PrivateBancorp; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, PrivateBancorp or any other alternative transaction. Goldman Sachs' opinion addresses only the fairness from a financial point of view to the holders (other than CIBC and its affiliates) of PrivateBancorp common stock, as of March 30, 2017, of the merger consideration to be paid to such holders pursuant to the amended merger agreement. Goldman Sachs did not express any view on, and its opinion does not address, any other term or aspect of the amended merger agreement, or the proposed transaction or any term or aspect of any other agreement or instrument contemplated by the amended merger agreement or entered into or amended in connection with the proposed transaction, including, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of PrivateBancorp; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of PrivateBancorp, or class of such persons, in connection with the proposed transaction, whether relative to the merger consideration to be paid to the holders (other than CIBC and its affiliates) of PrivateBancorp common stock pursuant to the amended merger agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which the CIBC common shares will trade at any time or as to the impact of the proposed transaction on the solvency or viability of PrivateBancorp or CIBC or the ability of PrivateBancorp or

CIBC to pay their respective obligations when they come due. Goldman Sachs' opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of March 30, 2017, and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after March 30, 2017. Goldman Sachs' advisory services and its opinion were provided for the information and assistance of the board of directors of PrivateBancorp in connection with its consideration of the proposed transaction and the opinion does not constitute a recommendation as to how any holder of shares of PrivateBancorp common stock should vote with respect to the proposed transaction or any other matter. Goldman Sachs' opinion was approved by a fairness committee of Goldman Sachs.

        The following is a summary of the material financial analyses presented by Goldman Sachs to the board of directors of PrivateBancorp in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 27, 2017, and is not necessarily indicative of current market conditions.

Analysis of Implied Deal Premia and Multiples

        Goldman Sachs calculated and compared certain premia and multiples using the closing price for shares of PrivateBancorp common stock on March 27, 2017, and the implied value of the merger consideration. For purposes of its analysis, Goldman Sachs used an implied value for the merger consideration of $60.50, which reflects the sum of (1) the exchange ratio of 0.4176 multiplied by $86.93, the closing price for the CIBC common shares on the New York Stock Exchange on March 27, 2017, and (2) the $24.20 per share of cash merger consideration.

        In addition, Goldman Sachs calculated and compared certain premia and multiples using the terms of the original merger agreement, without giving effect to the amendment, which we refer to as the June 29 transaction, using the closing price for shares of PrivateBancorp common stock on March 27, 2017 and on June 28, 2016, the last trading day prior to the announcement of the June 29 transaction, to calculate the implied value of the merger consideration using the terms of the June 29 transaction. For purposes of its analysis, Goldman Sachs used an implied value for the merger consideration as of March 27, 2017 using the terms of the June 29 transaction of $50.59, which reflects the sum of (1) the exchange ratio of 0.3657 multiplied by $86.93, the closing price for the CIBC common shares on the New York Stock Exchange on March 27, 2017, and (2) the $18.80 per share of cash merger consideration; and an implied value for the merger consideration as of June 29, 2016 using the terms of the June 29 transaction of $47.00, which reflects the sum of (1) the exchange ratio of 0.3657 multiplied by $77.11, the closing price for the CIBC common shares on the New York Stock Exchange on June 28, 2016, the last trading day prior to the announcement of the June 29 transaction, and (2) the $18.80 per share of cash merger consideration.

        Goldman Sachs calculated and/or compared the following:

  •
  the closing share price for PrivateBancorp common stock on March 27, 2017, as compared to (i) the average trading price of the shares of PrivateBancorp common stock over the 90-day time period ended March 27, 2017, (ii) the all-time high closing price of the shares of PrivateBancorp common stock and (iii) the closing price for PrivateBancorp common stock on June 28, 2016, the last trading day prior to the announcement of the June 29 transaction;

  •
  the implied premia represented by the implied value of the merger consideration and the implied value of the merger consideration using the terms of the June 29 transaction relative to (i) the closing share price for PrivateBancorp common stock on March 27, 2017, (ii) the average trading price of the shares of PrivateBancorp common stock over the 90-day time period ended March 27, 2017, (iii) the all-time high closing price of the shares of PrivateBancorp common stock and (iv) the closing price for PrivateBancorp common stock on June 28, 2016, the last trading day prior to the announcement of the June 29 transaction;

  •
  the closing share price for PrivateBancorp common stock on March 27, 2017, as a multiple of the estimated earnings per share, or "EPS," for 2017 and 2018 for PrivateBancorp, calculated using both the EPS estimates for PrivateBancorp reflected in the PrivateBancorp Financial Forecasts and the median EPS estimates for PrivateBancorp published by Institutional Broker Estimate System, or "IBES", as of March 27, 2017;

  •
  the $60.50 per share implied value of the merger consideration, the $50.59 per share implied value of the merger consideration using the terms of the June 29 transaction as of March 27, 2017, and the $47.00 per share implied value of the merger consideration using the terms of the June 29 transaction as of June 29, 2016 as a multiple of the price to estimated EPS for 2017 and 2018 for PrivateBancorp, calculated using both the EPS estimates for the PrivateBancorp reflected in PrivateBancorp Financial Forecasts and the median EPS estimates for PrivateBancorp published by IBES as of March 27, 2017;

  •
  the closing share price for PrivateBancorp common stock on March 27, 2017 as a multiple of the stated book value per share, or "SBV per share," and the tangible book value per share, or "TBV per share," for PrivateBancorp, in each case as of December 31, 2016, using TBV per share and SBV per share information provided by management of PrivateBancorp; and

  •
  the $60.50 per share implied value of the merger consideration, the $50.59 per share implied value of the merger consideration using the terms of the June 29 transaction as of March 27, 2017, and the $47.00 per share implied value of the merger consideration using the terms of the June 29 transaction as of June 29, 2016 as a multiple of the SBV per share and TBV per share as of December 31, 2016.

        The results of these calculations and comparisons are listed below:

			June 29 Terms
	Amended Terms		Implied Value of Merger Consideration as of March 27, 2017	Implied Value of Merger Consideration as of June 29, 2016
Difference/Implied Premium to:	PrivateBancorp March 27, 2017 Closing Price	Implied Value of Merger Consideration
March 27, 2017 Closing Price	N/A	7.6%	(10.0)%	25.9%
90-Day Average Price	3.6%	11.4%	(6.8)%	18.8%
All Time High Price	(3.6)%	3.8%	(13.2)%	2.6%
June 28, 2016 Closing Price	56.5%	68.4%	40.8%	30.8%

	Amended Terms				June 29 Terms
					PrivateBancorp Financial Forecasts		IBES Median Estimates
	PrivateBancorp Financial Forecasts		IBES Median Estimates
					Implied Value of Merger Consideration as of March 27, 2017	Implied Value of Merger Consideration as of June 29, 2016(1)	Implied Value of Merger Consideration as of March 27, 2017	Implied Value of Merger Consideration as of June 29, 2016(1)
	PrivateBancorp March 27, 2017 Closing Price	Implied Value of Merger Consideration	PrivateBancorp March 27, 2017 Closing Price	Implied Value of Merger Consideration
Price/2017E EPS	17.9x	19.3x	18.9x	20.3x	16.1x	18.5x	17.0x	17.1x
Price/2018E EPS	16.5x	17.8x	16.7x	18.0x	14.9x	17.7x	15.1x	15.7x

(1)
EPS multiples shown relative to PrivateBancorp management projections and IBES estimates as of June 28, 2016

June 29 Terms
	Amended Terms		Implied Value of Merger Consideration as of March 27, 2017	Implied Value of Merger Consideration as of June 29, 2016(1)
	PrivateBancorp March 27, 2017 Closing Price	Implied Value of Merger Consideration
Price/SBV per share	2.3x	2.5x	2.1x	2.1x
Price/TBV per share	2.5x	2.6x	2.2x	2.2x

(1)
Tangible book value as of June 28, 2016.

Selected Companies Analyses for PrivateBancorp on a Stand-alone Basis

        Goldman Sachs reviewed and compared certain financial information for PrivateBancorp to corresponding financial information and public market multiples for selected publicly traded companies in the banking industry.

        Goldman Sachs calculated and compared with respect to PrivateBancorp and each of the selected companies its price per share as of March 27, 2017:

  •
  as a multiple of estimated EPS for the next twelve month, or the "NTM period" on a time weighted basis, ended December 31, 2017, as a multiple of estimated EPS for calendar year 2017 and as a multiple of estimated EPS for calendar year 2018;

  •
  as a multiple of its SBV per share and TBV per share as of its most recently completed fiscal quarter for which SBV per share and TBV per share information was publicly available as of March 27, 2017; and

  •
  the excess of price per share over tangible book value per share divided by core deposits per share (calculated exclusive of time deposits with balances in excess of $100,000), or "Core Deposit Premium".

        For purposes of its calculations, Goldman Sachs used NTM period, 2017 and 2018 EPS estimates for PrivateBancorp and the selected companies reflecting the most recent median EPS estimates for such companies published by IBES as of March 27, 2017. For PrivateBancorp, Goldman Sachs also used the NTM period, 2017 and 2018 EPS estimates reflected in the PrivateBancorp Financial Forecasts. Goldman Sachs used SBV per share and TBV per share information for PrivateBancorp and for the selected companies as publicly disclosed.

        The names of the selected publicly traded companies reviewed by Goldman Sachs and the multiples calculated by Goldman Sachs for each selected company is listed below:

Company	Price/NTM Period EPS	Price/2017E EPS	Price/2018E EPS	Price/SBV per share	Price/TBV per share	Core Deposit Premium
Associated Banc-Corp	16.1x	16.7x	14.7x	1.2x	1.8x	7.4%
Boston Private Financial Holdings, Inc.	17.2x	17.6x	16.3x	1.9x	2.4x	13.6%
Commerce Bancshares, Inc.	19.2x	19.5x	18.2x	2.4x	2.5x	17.1%
Cullen/Frost Bankers, Inc.	16.3x	16.7x	15.2x	1.9x	2.4x	12.5%
First Horizon National Corporation	15.4x	16.1x	13.7x	1.8x	2.0x	9.7%
First Midwest Bancorp, Inc.	15.2x	15.8x	13.8x	1.3x	2.2x	12.4%
Fulton Financial Corporation	16.9x	17.5x	15.4x	1.4x	1.9x	10.5%
Hancock Holding Company	15.8x	16.4x	14.3x	1.3x	1.7x	8.6%
IBERIABANK Corporation	15.9x	17.0x	13.3x	1.1x	1.9x	9.3%
MB Financial, Inc.	15.6x	16.1x	14.2x	1.4x	2.5x	18.3%
PacWest Bancorp	16.1x	16.5x	15.0x	1.4x	2.7x	26.6%
Prosperity Bancshares, Inc.	16.4x	16.7x	15.6x	1.3x	2.8x	18.9%
Signature Bank	15.2x	15.8x	13.7x	2.1x	2.1x	13.2%
Sterling Bancorp	16.8x	17.9x	14.2x	1.7x	2.9x	21.7%
Texas Capital Bancshares, Inc.	18.7x	19.6x	16.3x	2.1x	2.2x	12.8%
UMB Financial Corporation	19.3x	19.9x	17.8x	1.9x	2.1x	12.6%
Webster Financial Corporation	19.6x	20.4x	17.8x	1.9x	2.5x	14.3%
Western Alliance Bancorporation	15.3x	15.8x	13.8x	2.6x	3.1x	25.0%
Wintrust Financial Corporation	16.7x	17.1x	15.4x	1.4x	1.8x	8.3%

        The multiples calculated by Goldman Sachs for PrivateBancorp and the median of the multiples calculated by Goldman Sachs for the selected companies are listed below:

PrivateBancorp
	PrivateBancorp Financial Forecasts	IBES Median Estimates	Selected Companies (Median)
Price/NTM Period EPS	17.5x	18.3x	16.3x
Price/2017E EPS	17.9x	18.9x	16.7x
Price/2018E EPS	16.5x	16.7x	15.0x
Price/SBV per share	2.3x	2.3x	1.7x
Price/TBV per share	2.5x	2.5x	2.2x
Core Deposit Premium	18.4%	18.4%	12.8%

        Although none of the selected companies are directly comparable to PrivateBancorp, the selected companies were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of PrivateBancorp.

Illustrative Present Value of Future Stock Price Analyses for PrivateBancorp on a Stand-alone Basis

        Goldman Sachs performed an illustrative analysis of the implied present value of the future value per share of the common stock of PrivateBancorp on a stand-alone basis.

        Goldman Sachs first derived a range of theoretical future values per share for PrivateBancorp common stock as of December 31, 2017, 2018 and 2019, by applying illustrative price to EPS multiples ranging from 15.5x to 17.0x to the estimates of PrivateBancorp's EPS for the years ending December 31, 2018, 2019 and 2020, respectively, reflected in the PrivateBancorp Financial Forecasts. By applying a discount rate of 12.75%, reflecting an estimate of PrivateBancorp's cost of equity on a stand-alone basis, derived by application of the Capital Asset Pricing Model, which incorporates certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States markets generally, Goldman Sachs discounted to present value as of December 31, 2016, both the theoretical future values per share it derived and the estimated dividends to be paid per share of PrivateBancorp common stock through the end of the applicable year as reflected in the PrivateBancorp Financial Forecasts to yield illustrative present values per share of common stock of PrivateBancorp on a stand-alone basis ranging from $44.76 to $51.30.

Illustrative Discounted Dividend Analyses for PrivateBancorp on a Stand-Alone Basis

        Using PrivateBancorp Financial Forecasts, Goldman Sachs performed an illustrative discounted dividend analyses on PrivateBancorp, on a stand-alone basis, to derive a range of illustrative present values per share of PrivateBancorp common stock on a stand-alone basis.

        Using discount rates ranging from 11.75% to 13.75%, reflecting estimates of the cost of equity for PrivateBancorp on a stand-alone basis, derived by application of the Capital Asset Pricing Model, which incorporates certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States markets generally, Goldman Sachs derived a range of illustrative equity values for PrivateBancorp on a stand-alone basis by discounting to present value as of December 31, 2016, (a) the estimated dividends to be paid by PrivateBancorp to PrivateBancorp's stockholders and the estimated cash infusion to be made into PrivateBancorp over the period beginning December 31, 2016 through the year ending December 31, 2021, based on the PrivateBancorp Financial Forecasts and PrivateBancorp maintaining a common equity tier 1 ratio, or "CET1 Ratio," ranging from 9.0% to 10.0%, and (b) a range of illustrative terminal values for PrivateBancorp on a stand-alone basis as of December 31, 2021, calculated by applying illustrative price to EPS multiples ranging from 15.5x to 17.0x to the estimate of PrivateBancorp's EPS for the year ending December 31, 2022, reflected in the PrivateBancorp Financial Forecasts. Goldman Sachs then divided the range of illustrative equity values it derived for PrivateBancorp by the total number of fully diluted shares of PrivateBancorp common stock outstanding as provided by PrivateBancorp management to derive illustrative present values per share of common stock of PrivateBancorp on a stand-alone basis ranging from $47.14 to $55.61.

Company Stand-Alone Regression Analysis

        Goldman Sachs performed a regression analysis using the price/TBV per share multiples for the selected companies calculated by Goldman Sachs as summarized under "—Selected Companies Analyses for PrivateBancorp on a Stand-alone Basis" above compared to the estimated 2017 return on average tangible common equity, or the "2017E ROATCE," for the selected companies using the median estimates for such companies published by IBES as of March 27, 2017, to derive a regression line reflecting a range of Price/TBV per share multiples at a range of 2017E ROATCEs for the selected companies. The 2017E ROATCE for PrivateBancorp on a stand-alone basis, as reflected in the PrivateBancorp Financial Forecasts corresponded to a Price/TBV per share multiple of 2.3x on the regression line. By applying Price/TBV per share multiples ranging from 2.2x to 2.5x, reflecting Price/TBV per share multiples ranging plus or minus one standard deviation from the 2.3x Price/TBV per share multiple on the regression line, to TBV per share as of December 31, 2016 for PrivateBancorp, as provided by PrivateBancorp management, Goldman Sachs derived implied values per share of common stock of PrivateBancorp on a stand-alone basis ranging from $49.17 to $57.77.

Selected Transactions Analysis

        Goldman Sachs reviewed and compared certain publicly available information relating to selected acquisition transactions announced since 2013 in which the target company had an asset value of $5 billion or more and involving target companies in the banking and thrift industry.

        Goldman Sachs calculated and compared with respect to each of the selected transactions and the proposed transaction:

  •
  the implied premia represented by the implied value of the consideration per target company share paid in the applicable transaction relative to the last undisturbed closing share price for the target company prior to the announcement of the applicable transaction, or "One-Day Offer Premia";

  •
  the implied value of the consideration per target company share paid in the applicable transaction as a multiple of the target company's estimated EPS for its first full fiscal year after the announcement of the applicable transaction, or "Consideration/FY + 1 EPS";

  •
  the implied value of the consideration per target company share paid in the applicable transaction as a multiple of the target company's Consideration/FY + 1 EPS, as adjusted to include buyer's publicly disclosed fully phased-in announced synergies as a percentage of non-interest expense of the target, assuming a 35% tax rate, or "Consideration/Synergy Adjusted FY + 1 EPS";

  •
  the implied value of the consideration per target company share paid in the applicable transaction as a multiple of SBV per share, or the "Consideration/SBV per share," and as a multiple of TBV per share, or "Consideration/TBV per share," of the target company as of the last full fiscal quarter prior to the announcement of the applicable transaction; and

  •
  the implied value of the consideration per target company share paid in the applicable transaction over tangible book value per share as a percentage of core deposits per share (calculated exclusive of time deposits with balances in excess of $100,000) of the target company as of the last full fiscal quarter prior to the announcement of the applicable transaction.

        For purposes of its calculations, Goldman Sachs used estimates for EPS for each target company's first full fiscal year after the announcement of the applicable transaction reflecting the most recent median estimates for such company published by SNL Financial prior to the announcement of the applicable transaction, and Goldman Sachs used SBV per share, TBV per share and core deposit figures publicly disclosed for each target company for the last quarter end prior to the announcement of the applicable transaction. In performing its calculations with respect to PrivateBancorp and the proposed transaction, Goldman used the closing share price for PrivateBancorp common stock as of March 27, 2017, the 2017 EPS estimate reflected in the PrivateBancorp Financial Forecasts and the most recent median 2017 EPS estimate for PrivateBancorp published by IBES as of March 27, 2017 and the SBV per share, TBV per share and core deposit per share information for PrivateBancorp as provided by PrivateBancorp management.

        The selected transactions reviewed by Goldman Sachs and the multiples calculated by Goldman Sachs for the selected transactions are listed below:

Announcement Date	Acquiror	Target	Implied Premium	Consideration/ FY+1 EPS		Consideration/ Synergy Adjusted FY+1 EPS		Consideration/ SBV per share	Consideration/ TBV per share	Core Deposit Premium
February 28, 2017	IBERIABANK Corporation	Sabadell United Bank, N.A.	—	21.1x	(1)	16.8x	(1)	1.7x	2.0x	12.7%
January 22, 2017	Pinnacle Financial Partners, Inc.	BNC Bancorp	(0)%	20.3x		16.2x		1.9x	3.1x	18.6%
August 8, 2016	Teachers Insurance and Annuity Association of America	EverBank Financial Corp.	5%	15.0x		—		1.4x	1.5x	4.3%
July 21, 2016	F.N.B. Corporation	Yadkin Financial Corporation	10%	16.8x		13.5x		1.5x	2.2x	16.1%
January 26, 2016	Huntington Bancshares Incorporated	FirstMerit Corporation	31%	14.3x		8.5x		1.2x	1.7x	6.8%
October 30, 2015	KeyCorp	First Niagara Financial Group, Inc.	27%	18.7x		8.5x		1.1x	1.7x	6.7%
August 17, 2015	BB&T Corporation	National Penn Bancshares, Inc.	19%	16.8x		12.1x		1.6x	2.2x	15.7%
January 22, 2015	Royal Bank of Canada	City National Corporation	26%	21.0x		17.5x		2.0x	2.6x	12.3%
November 12, 2014	BB&T Corporation	Susquehanna Bancshares, Inc.	36%	17.4x		10.1x		0.9x	1.7x	7.4%
September 11, 2013	Umpqua Holdings Corporation	Sterling Financial Corporation	12%	18.8x		11.1x		1.6x	1.7x	16.5%
July 15, 2013	MB Financial, Inc.	Taylor Capital Group, Inc.	24%	13.8x		7.3x		1.8x	1.8x	11.5%

(1)
For this transaction, 2016 net income was utilized.

        The multiples calculated by Goldman Sachs for the proposed transaction and the median of the multiples calculated by Goldman Sachs for the selected transactions are listed below:

	Proposed Transaction		Selected Transactions (Median)
Implied Premium	8%		21%
Consideration/FY + 1 EPS	19.3x	20.3x	17.4x
Consideration/Synergy Adjusted FY + 1 EPS	18.6x	19.5x	11.6x
	(PrivateBancorp Financial Forecasts)	(IBES Median Estimate)
Consideration/SBV per share	2.5x		1.6x
Consideration/TBV per share	2.6x		1.8x
Core Deposit Premium	20.7%		12.3%

        As a result of its review of the calculations summarized above and its professional judgment and experience, Goldman Sachs applied illustrative ranges of Consideration/FY + 1 EPS, Consideration/Synergy Adjusted FY + 1 EPS, Consideration/TBV and Core Deposit Premium per share indicated below, reflecting the 25th and 75th percentiles of the Consideration/FY + 1 EPS, Consideration/Synergy Adjusted FY + 1 EPS, Consideration/TBV and Core Deposit Premium multiples calculated by Goldman Sachs for the selected transactions, to the estimated EPS for 2017 for PrivateBancorp on a stand-alone basis as reflected in the PrivateBancorp Financial Forecasts, TBV per share as of December 31, 2016 for PrivateBancorp and core deposits as of December 31, 2016, as provided by PrivateBancorp management, to derive ranges of illustrative values per share of PrivateBancorp common stock as listed below:

	Indicative Range	Range of Illustrative Values per Share of PrivateBancorp
Consideration/FY + 1 EPS	16.0x - 19.5x	$50.24 - $61.23
Consideration/Synergy Adjusted FY + 1 EPS	9.0x - 15.5x	$29.34 - $50.53
Consideration/TBV per share	1.8x - 2.3x	$39.98 - $51.41
Core Deposit Premium	7.0% - 16.0%	$35.58 - $51.96

        Although none of the target companies in the selected transactions are directly comparable to PrivateBancorp and none of the selected transactions are directly comparable to the proposed transaction, the selected transactions were chosen because the target companies were publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of PrivateBancorp, and as such, for purposes of the analysis, the selected transactions may be considered similar to the proposed transaction.

CIBC Selected Companies Analyses

        Goldman Sachs reviewed and compared certain financial information for CIBC to corresponding financial information and public market multiples for selected publicly traded companies in the Canadian banking industry.

        Goldman Sachs calculated and compared with respect to CIBC and each of the selected companies its closing price per share as of March 27, 2017, on the New York Stock Exchange (except National Bank of Canada, for which the closing share price on the Toronto Stock Exchange was used a translated into US dollars at C$/US$ rate of 0.747):

  •
  as a multiple of estimated cash EPS for the next twelve months, or the "NTM period" on a time weighted basis, as a multiple of estimated cash EPS for fiscal year 2017 and as a multiple of estimated cash EPS for fiscal year 2018; and

  •
  as a multiple of its SBV per share and TBV per share as of its most recently completed fiscal quarter for which SBV per share and TBV per share information was publicly available as of March 27, 2017.

        For purposes of its calculations, Goldman Sachs used NTM period, fiscal year 2017 and fiscal year 2018 cash EPS estimates for the selected companies and CIBC reflecting the most recent median EPS estimates for such companies published by IBES as of March 27, 2017. Goldman Sachs used SBV per share and TBV per share information for the selected companies and CIBC as publicly disclosed.

        The names of the selected publicly traded companies reviewed by Goldman Sachs and the multiples calculated by Goldman Sachs for each selected company is listed below.

Company	Price/NTM Period EPS	Price/ 2017E EPS	Price/ 2018E EPS	Price/SBV per share	Price/TBV per share
Bank of Montreal	12.2x	12.5x	11.8x	1.7x	2.1x
National Bank of Canada	10.5x	10.7x	10.2x	1.9x	2.5x
Royal Bank of Canada	12.9x	13.2x	12.5x	2.2x	2.9x
The Toronto-Dominion Bank	12.1x	12.4x	11.7x	1.8x	2.5x
The Bank of Nova Scotia	11.8x	12.2x	11.4x	1.8x	2.3x

        The multiples calculated by Goldman Sachs for CIBC and the median of the multiples calculated by Goldman Sachs for the selected companies are listed below:

	CIBC	Selected Companies (Median)
Price/NTM Period Cash EPS	10.7x	12.1x
Price/FY 2017E Cash EPS	10.8x	12.4x
Price/FY 2018E Cash EPS	10.5x	11.7x
Price/SBV per share	2.0x	1.8x
Price/TBV per share	2.3x	2.5x

        Although none of the selected companies are directly comparable to CIBC, the included companies were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of CIBC.

Illustrative Present Value of Future Stock Price Analyses for CIBC on Stand-Alone and Pro-Forma Bases

        Goldman Sachs performed an illustrative analysis of the implied present value of the future value per share of CIBC common shares on a stand-alone basis and on a pro-forma basis giving effect to the proposed transaction.

        Goldman Sachs derived a range of theoretical future values per share for CIBC common shares on a stand-alone basis as of October 31, 2017, 2018 and 2019, by applying illustrative price to EPS multiples of 10.5x and 11.5x to the estimates of CIBC's cash EPS for the fiscal years ending October 31, 2018, 2019 and 2020, respectively, reflected in the CIBC Forecasts. By applying a discount rate of 9.0%, reflecting an estimate of CIBC's cost of equity on a stand-alone basis, derived by application of the Capital Asset Pricing Model, which incorporates certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States and, in the case of CIBC, Canadian markets generally, Goldman Sachs discounted to present value as of January 31, 2017 both the theoretical future values per share it derived for CIBC on a stand-alone basis and the estimated dividends to be paid per CIBC common share on a stand-alone basis through the end of the applicable year as reflected in the CIBC Forecasts to yield illustrative present values per CIBC common share on a stand-alone basis ranging from $85.79 to $95.38.

        Goldman Sachs also derived a range of theoretical future values per share for CIBC common shares on a pro-forma basis (giving effect to the proposed transaction) as of October 31, 2017, 2018 and 2019, by applying illustrative price to cash EPS multiples of 11.0x and 12.0x to the estimates of CIBC's cash EPS for the fiscal years ending October 31, 2018, 2019 and 2020, respectively, reflected in the CIBC Pro-Forma Forecasts. By applying a discount rate of 9.25%, reflecting an estimate of CIBC's cost of equity on a pro-forma basis, derived by application of the Capital Asset Pricing Model, which incorporates certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States and, in the case of CIBC on a pro-forma basis, Canadian markets generally. Goldman Sachs discounted to present value as of January 31, 2017 both the theoretical future values per share it derived for CIBC on a pro-forma basis and the estimated dividends to be paid per CIBC common share on a pro-forma basis through the end of the applicable year as reflected in the CIBC Pro-Forma Forecasts to yield illustrative present values per common share of CIBC on a pro-forma basis ranging from $88.93 to $98.81.

        Goldman Sachs multiplied this range of illustrative present values per CIBC common share on a pro-forma basis by an illustrative transaction exchange ratio of 0.4176 and added to the result $24.20, the per share cash merger consideration, to derive a range of illustrative present values for the merger consideration of $61.34 to $65.46 per share of common stock of PrivateBancorp.

Illustrative Discounted Dividend Analyses for CIBC on Stand-Alone and Pro-Forma Bases

        Using the CIBC Forecasts, Goldman Sachs performed illustrative discounted dividend analyses on CIBC on stand-alone and pro-forma bases to derive ranges of illustrative present values per share of CIBC common shares on stand-alone and pro-forma bases.

        Using discount rates ranging from 8.0% to 10.0%, reflecting estimates of the cost of equity for CIBC on a stand-alone basis, derived by application of the Capital Asset Pricing Model, which incorporates certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States and, in the case of CIBC, Canadian markets generally, Goldman Sachs derived a range of illustrative equity values for CIBC on a stand-alone basis by discounting to present value as of January 31, 2017, (a) the estimated dividends to be paid by CIBC to its shareholders over the period beginning February 1, 2017, through the end of CIBC's fiscal year ending October 31, 2021, as reflected in the CIBC Forecasts and assuming CIBC maintaining Tier 1 Leverage ratios ranging from 3.5% to 4.5%, and (b) a range of illustrative terminal values for CIBC on a stand-alone basis as of October 31, 2021, calculated by applying illustrative price to cash EPS multiples ranging from 10.5x to 11.5x to the estimate of CIBC's cash EPS for its fiscal year ending October 31, 2022, reflected in the CIBC Forecasts. Goldman Sachs then divided the range of illustrative equity values it derived for CIBC on a stand-alone basis by the total number of fully diluted CIBC common shares outstanding as provided by PrivateBancorp management, to derive illustrative present values per common share of CIBC on a stand-alone basis ranging from $94.78 to $113.65.

        Using discount rates ranging from 8.25% to 10.25%, reflecting estimates of the cost of equity for CIBC on a pro-forma basis (giving effect to the proposed transaction), derived by application of the Capital Asset Pricing Model, which incorporates certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States and, in the case of CIBC on a pro-forma basis, Canadian markets generally, Goldman Sachs derived a range of illustrative equity values for CIBC on a pro-forma basis by discounting to present value as of January 31, 2017, (a) the estimated dividends to be paid by CIBC to the CIBC shareholders and the estimated cash infusion to be made into CIBC over the period beginning February 1, 2017, through the end of CIBC's fiscal year ending October 31, 2021, as well as the dividends and estimated cash infusions that would be made into PrivateBancorp as reflected in the CIBC Forecasts for the period until closing of the proposed transaction (assumed, for illustrative purposes to occur in the third quarter of CIBC's fiscal year ended October 31, 2017) and the CIBC Pro-Forma Forecasts for the periods thereafter and on CIBC maintaining Tier 1 Leverage ratios ranging from 3.5% to 4.5%, and (b) a range of illustrative terminal values for CIBC on a pro-forma basis as of October 31, 2021, calculated by applying illustrative price to cash EPS multiples ranging from 11.0x to 12.0x to the estimate of CIBC's cash EPS for its fiscal year ending October 31, 2022, reflected in the CIBC Pro-Forma Forecasts. Goldman Sachs then divided the range of illustrative equity values it derived for CIBC on a pro-forma basis by the total number of fully diluted CIBC common shares outstanding, increased by the number of CIBC common shares anticipated to be issued in the proposed transaction, as provided by PrivateBancorp management, to derive illustrative present values per common share of CIBC on a pro-forma basis ranging from $95.55 to $113.63.

        Goldman Sachs multiplied this range of illustrative present values per common share of CIBC on a pro-forma basis by an illustrative transaction exchange ratio of 0.4176 and added to the result $24.20, the per share cash merger consideration, to derive a range of illustrative present values for the merger consideration of $64.10 to $71.65 per share of PrivateBancorp common stock.

Regression Analysis for CIBC

        Goldman Sachs performed a regression analysis using the price/TBV per share multiples for the selected companies calculated by Goldman Sachs as summarized under "—CIBC Selected Companies Analyses for PrivateBancorp on a Stand-alone Basis" above compared to the estimated fiscal year 2018 return on average tangible common equity, or the "FY 2018E ROATCE," for the selected companies using the median estimates for such companies published by IBES as of March 27, 2017, to derive a regression line reflecting a range of Price/TBV per share multiples at a range of FY 2018E ROATCEs for the selected companies. The FY 2018E ROATCE for CIBC on a stand-alone basis, as reflected in the CIBC Forecasts yielded a regression implied price per common share of CIBC of $97.25. The FY 2018E ROATCE for CIBC on a pro-forma basis as reflected in the CIBC Pro-Forma Forecasts yielded a regression implied price per common share of CIBC of $100.16 as of closing of the proposed transaction (assumed for illustrative purposes to occur in the third quarter of CIBC's fiscal year ended October 31, 2017) corresponding to a Price/TBV per share multiple of 2.7x on the regression line. Goldman Sachs applied illustrative Price/TBV per share multiples ranging from plus or minus one standard deviation from the 2.7x Price/TBV per share multiple on the regression line, to TBV per share of CIBC on a pro-forma basis as of closing of the proposed transaction as reflected in the CIBC Pro-Forma Forecasts and discounted the result to present value as of January 31, 2017, using a discount rate of 9.25%, reflecting an estimate of CIBC's cost of equity on a pro-forma basis, derived by application of the Capital Asset Pricing Model, which incorporates certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States and, in the case of CIBC on a pro-forma basis, Canadian markets generally, to derive regression implied present values per common share of CIBC on a pro-forma basis ranging from $90.54 to $103.76.

        Goldman Sachs multiplied this range of regression implied present values per common share of CIBC on a pro-forma basis by an illustrative transaction exchange ratio of 0.4176 and added to the result $24.20, the per share cash merger consideration, to derive a range of illustrative implied present values for the merger consideration of $62.01 to $67.53 per share of PrivateBancorp common stock.

        In addition, Goldman Sachs applied illustrative Price/TBV per share multiples ranging from plus or minus one standard deviation from the 2.7x Price/TBV per share multiple taking into account a 10.7% constant discount to the regression line, to TBV per share of CIBC on a pro-forma basis as of closing of the proposed transaction as reflected in the CIBC Pro-Forma Forecasts and discounted the result to present value as of January 31, 2017, using a discount rate of 9.25%, reflecting an estimate of CIBC's cost of equity on a pro-forma basis, derived by application of the Capital Asset Pricing Model, which incorporates certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States and, in the case of CIBC on a pro-forma basis, Canadian markets generally, to derive regression implied present values per common share of CIBC on a pro-forma basis ranging from $80.90 to $92.70.

        Goldman Sachs multiplied this range of regression implied present values per common share of CIBC on a pro-forma basis by an illustrative transaction exchange ratio of 0.4176 and added to the result $24.20, the per share cash merger consideration, to derive a range of illustrative implied present values for the merger consideration of $57.98 to $62.91 per share of PrivateBancorp common stock.

General

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to PrivateBancorp or CIBC or the proposed transaction.

        Goldman Sachs prepared these analyses for purposes of providing its opinion to the board of directors of PrivateBancorp that, as of March 30, 2017, the date of its written opinion, and based upon and subject to the factors and assumptions set forth in Goldman Sachs' written opinion, the merger consideration to be paid to the holders (other than CIBC and its affiliates) of the shares of PrivateBancorp common stock pursuant to the amended merger agreement was fair from a financial point of view to such holders. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of PrivateBancorp, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecasted.

        The merger consideration to be paid to the holders of the shares of PrivateBancorp common stock pursuant to the amended merger agreement was determined through arm's-length negotiations between PrivateBancorp and CIBC and was approved by the board of directors of PrivateBancorp. Goldman Sachs provided advice to PrivateBancorp during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to PrivateBancorp or that any specific amount of consideration constituted the only appropriate consideration for the proposed merger.

        As described above, Goldman Sachs' opinion was one of many factors taken into consideration by the board of directors of PrivateBancorp in considering the proposed transaction. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to the board of directors of PrivateBancorp and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Appendix B to this supplement.

        Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of PrivateBancorp, CIBC and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the amended merger agreement. Goldman Sachs acted as financial advisor to PrivateBancorp in connection with, and participated in certain of the negotiations leading to, the proposed transaction. Goldman Sachs has provided certain financial advisory and/or underwriting services to PrivateBancorp and/or its affiliates from time to time. In addition, Goldman Sachs has provided certain financial advisory and/or underwriting services to CIBC and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive compensation, which compensation, during the two year period ended March 30, 2017, the date of execution of the amendment to the merger agreement, was less than $25,000. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to PrivateBancorp, CIBC and their respective affiliates for which its investment banking division may receive compensation.

        PrivateBancorp selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed transaction. Pursuant to an engagement letter between PrivateBancorp and Goldman Sachs, PrivateBancorp has agreed to pay Goldman Sachs a transaction fee that is estimated, based on information that is available as of the date of announcement, of approximately $39.5 million, $5.0 million of which was paid at the announcement of the proposed transaction, and the remainder of which is contingent upon consummation of the proposed transaction. In addition, PrivateBancorp agreed to reimburse Goldman Sachs for certain of its expenses, including reasonable attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws. During the two year period ended March 30, 2017, the date of the execution of the amendment to the merger agreement, the Investment Banking Division of Goldman Sachs has not been engaged by PrivateBancorp or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has received compensation.

Opinion of Sandler

        On June 21, 2016, the board of directors of PrivateBancorp retained Sandler to prepare and render to the board, in connection with its consideration of the initially proposed merger, an opinion as to whether the merger consideration was fair to the holders of PrivateBancorp common stock from a financial point of view. On March 23, 2017, the board of directors of PrivateBancorp retained Sandler to prepare and render to the board, in connection with its consideration of the proposed amended merger, an opinion as to whether the merger consideration was fair to the holders of PrivateBancorp common stock from a financial point of view.

        PrivateBancorp selected Sandler because Sandler is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

        At the meeting of the board of directors of PrivateBancorp held to evaluate the proposed amended merger, Sandler rendered to the board of directors of PrivateBancorp its oral opinion, subsequently confirmed in writing, to the effect that, as of March 29, 2017, the date of its written opinion, and based upon and subject to the factors set forth in Sandler's written opinion, the merger consideration consisting of $24.20 in cash and 0.4176 common shares of CIBC was fair to the holders of PrivateBancorp common stock from a financial point of view. The full text of Sandler's opinion, dated March 29, 2017, is attached as Appendix C to this supplement. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of PrivateBancorp common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

        Sandler's opinion speaks only as of March 29, 2017, the date of the opinion. The opinion was directed to the board of directors of PrivateBancorp in connection with its consideration of the amended merger agreement and the proposed merger and is directed only to the fairness, from a financial point of view, of the merger consideration to the holders of PrivateBancorp common stock. Sandler's opinion does not constitute a recommendation to any holder of PrivateBancorp common stock as to how such holder of PrivateBancorp common stock should vote at any meeting of stockholders called to consider and vote upon the adoption of the amended merger agreement and approval of the merger. It does not address the underlying business decision of PrivateBancorp to engage in the merger, the form or structure of the merger or other transactions contemplated in the amended merger agreement, the relative merits of the merger as compared to any other alternative business strategies that might exist for PrivateBancorp or the effect of any other transaction in which PrivateBancorp might engage, or the fairness of the merger to any other class of securities, creditor or other constituency of PrivateBancorp. Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger or other transactions contemplated by the amended merger agreement by any PrivateBancorp or CIBC officer, director, or employee, or any class of such persons, if any, relative to the merger consideration to be received by any other stockholder of PrivateBancorp. Sandler's opinion was approved by Sandler's fairness opinion committee.

        In connection with rendering its opinion, Sandler reviewed and considered, among other things:

  •
  the June 29 merger agreement, as well as a draft amendment, dated as of March 17, 2017, including certain adjustments to the terms of the amendment, as provided by and discussed with the senior management of PrivateBancorp;

  •
  certain publicly available financial statements and other historical financial information of PrivateBancorp that Sandler deemed relevant;

  •
  certain publicly available financial statements and other historical financial information of CIBC that Sandler deemed relevant;

  •
  internal financial projections for PrivateBancorp for the years ending December 31, 2017 through December 31, 2022, as prepared and provided by the senior management of PrivateBancorp;

  •
  publicly available mean and median analyst earnings per share estimates for PrivateBancorp for the years ending December 31, 2017 and December 31, 2018;

  •
  financial projections for CIBC for the fiscal years ending October 31, 2017 through October 31, 2022, as provided by the senior management of PrivateBancorp;

  •
  publicly available mean and median analyst earnings per share estimates for CIBC for the years ending October 31, 2017 and October 31, 2018;

  •
  the pro forma financial impact of the merger on CIBC based on certain assumptions relating to transaction expenses, purchase accounting adjustments, a core deposit intangible asset and cost savings, as provided by the senior management of PrivateBancorp;

  •
  the publicly reported historical price and trading activity for PrivateBancorp common stock and CIBC common shares, including a comparison of certain stock market information for PrivateBancorp common stock and CIBC common shares and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded;

  •
  a comparison of certain financial information for PrivateBancorp and CIBC with similar institutions for which information is publicly available;

  •
  the financial terms of certain recent business combinations in the banking industry (on a regional and nationwide basis), to the extent publicly available;

  •
  the current market environment generally and the commercial banking environment in particular; and

  •
  such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler considered relevant.

        Sandler also discussed with certain members of the senior management of PrivateBancorp the business, financial condition, results of operations and prospects of PrivateBancorp and held similar discussions with certain members of senior management of CIBC regarding publicly available information pertaining to the business, financial condition, results of operations and prospects of CIBC.

        In performing its review, Sandler relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Sandler from public sources, that was provided to Sandler by PrivateBancorp or CIBC or their respective representatives, or that was otherwise reviewed by Sandler and Sandler assumed such accuracy and completeness for purposes of rendering its opinion, without any independent verification or investigation. Sandler further relied on the assurances of the respective managements of PrivateBancorp and CIBC that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler was not asked to undertake, and did not undertake, an independent verification of any of such information and Sandler did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of PrivateBancorp or CIBC, or any of their respective subsidiaries, and Sandler was not furnished with any such evaluations or appraisals. Sandler did not render any opinion or evaluation on the collectability of any assets or the future performance of any loans of PrivateBancorp or CIBC or any of their respective subsidiaries. Sandler did not make an independent evaluation of the adequacy of the allowance for loan losses of PrivateBancorp or CIBC, or the combined entity after the merger, and did not review any individual credit files relating to PrivateBancorp or CIBC or any of their respective subsidiaries. Sandler assumed, with PrivateBancorp's consent, that the respective allowances for loan losses for both PrivateBancorp and CIBC were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

        In preparing its analyses, Sandler used internal financial projections for PrivateBancorp for the years ending December 31, 2017 through December 31, 2022, as prepared and provided by the senior management of PrivateBancorp. In addition, in preparing its analyses Sandler used internal financial projections for CIBC for the fiscal years ending October 31, 2017 through October 31, 2022, as provided by the senior management of PrivateBancorp. Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments, a core deposit intangible asset and cost savings, as provided by the senior management of PrivateBancorp. With respect to the foregoing information, the management of PrivateBancorp confirmed to Sandler that such information reflected the best currently available projections, estimates and judgment of senior management of the future financial performance of PrivateBancorp and CIBC, as applicable, and Sandler assumed that such performance would be achieved. Sandler expressed no opinion as to such projections, estimates or judgments, or the assumptions on which they are based. Sandler also assumed that there has been no material change in PrivateBancorp's or CIBC's assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Sandler. Sandler assumed in all respects material to its analysis that PrivateBancorp and CIBC will remain as going concerns for all periods relevant to its analyses.

        Sandler also assumed, with PrivateBancorp's consent, that (i) each of the parties to the amended merger agreement will comply in all material respects with all material terms and conditions of the amended merger agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the proposed merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on PrivateBancorp, CIBC or the benefits contemplated by the merger or any related transaction, and (iii) the proposed merger and any related transaction will be consummated in accordance with the terms of the amended merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Sandler expressed no opinion as to any of the legal, accounting or tax matters relating to the proposed merger or any other transactions contemplated in connection therewith.

        Sandler's analyses and opinion are necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Sandler as of, March 29, 2017, the date of its opinion. Events occurring after such date could materially affect Sandler's opinion. Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion. Sandler expressed no opinion as to the trading values of PrivateBancorp common stock or CIBC common shares at any time or what the value of CIBC common shares would be once it is actually received by the holders of PrivateBancorp common stock.

        In rendering its opinion, Sandler performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Sandler's opinion or the presentation made by Sandler to the board of directors of PrivateBancorp, but is a summary of the material analyses performed and presented by Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler's comparative analyses described below is identical to PrivateBancorp or CIBC and no transaction is identical to the proposed merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of PrivateBancorp and CIBC and the companies to which they were compared. In arriving at its opinion, Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather, Sandler made its determination as to the fairness of the merger consideration to the holders of PrivateBancorp common stock on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

        In performing its analyses, Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of PrivateBancorp, CIBC, and Sandler. The analyses performed by Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the board of directors of PrivateBancorp at its March 29, 2017 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different.

Accordingly, Sandler's analyses do not necessarily reflect the value of PrivateBancorp common stock or the prices at which PrivateBancorp or CIBC common shares may be sold at any time. The analyses of Sandler and its opinion were among a number of factors taken into consideration by the board of directors of PrivateBancorp in making its determination to approve the amended merger agreement and the analyses described below should not be viewed as determinative of the decision of the board of directors of PrivateBancorp or senior management with respect to the fairness of the merger.

Summary of Proposed Merger Consideration and Implied Transaction Metrics

        Sandler reviewed the financial terms of the proposed merger. Pursuant to the terms of the amended merger agreement, upon the effective time of the merger, each share of PrivateBancorp common stock issued and outstanding immediately prior to the effective time, other than certain shares as specified in the amended merger agreement, will be converted into the right to receive, without interest, merger consideration consisting of 0.4176 CIBC common shares and $24.20 in cash. For purposes of this analysis, Sandler utilized a transaction value (inclusive of the value of consideration to holders of in-the-money options, restricted stock awards, restricted stock units and performance stock units, in each case that were expected by PrivateBancorp management to be vested upon closing of the proposed merger) of approximately $4.95 billion(1), or a transaction price per share of approximately $60.50. Based upon financial information for PrivateBancorp as of December 31, 2016 or for the twelve months ended December 31, 2016, or LTM, (unless otherwise indicated), Sandler calculated the following implied transaction metrics.

Transaction Price / LTM Earnings Per Share	23.5x
Transaction Price / Median Analyst 2017E Earnings Per Share	20.5x
Transaction Price / Median Analyst 2018E Earnings Per Share	18.0x
Transaction Price / December 31, 2016 Book Value Per Share	252%
Transaction Price / December 31, 2016 Tangible Book Value Per Share	265%
Tangible Book Premium / Core Deposits(2)	23.4%
1-Day Market Premium as of March 27, 2017	7.6%

(1)
Consideration of $4,826,023,653 to the holders of PrivateBancorp common stock outstanding as of February 28, 2017 (excluding restricted stock awards not expected by PrivateBancorp management to be vested upon closing the proposed merger), $82,703,890 to the holders of PrivateBancorp in-the-money stock options with a weighted average strike price of $22.08 expected by PrivateBancorp management to be vested upon closing of the proposed merger, $20,358,855 to the holders of restricted stock units that were expected by PrivateBancorp management to be vested upon closing of the proposed merger, $16,293,558 to the holders of performance stock units that were expected by PrivateBancorp management to be vested upon closing of the proposed merger.

(2)
Tangible Book Premium to Core Deposits calculated as (transaction value—tangible common equity)/(core deposits); core deposits was defined as total deposits less time deposit accounts with a balance of at least $100,000 and foreign deposits.

Stock Trading History

        Sandler reviewed the historical publicly reported trading prices of PrivateBancorp common stock and CIBC common shares for the three-year period ended March 27, 2017. Sandler then compared the relationship between the movements in the price of PrivateBancorp common stock and CIBC common shares, respectively, to movements in their respective peer groups (as described below under "—Comparable Company Analyses") as well as certain stock indices.

PrivateBancorp Three-Year Stock Performance
	Beginning Value March 27, 2014	Ending Value March 27, 2017
PrivateBancorp	100%	190.8%
S&P 500 Index	100%	126.6%
NASDAQ Bank Index	100%	138.2%
PrivateBancorp Peers	100%	125.6%

CIBC Three-Year Stock Performance
	Beginning Value March 27, 2014	Ending Value March 27, 2017
CIBC	100%	123.1%
CIBC Canadian Peers	100%	129.2%
S&P TSX Composite Index	100%	109.4%
CIBC Peers	100%	114.0%

Comparable Company Analyses

        Sandler used publicly available information to compare selected financial information for PrivateBancorp with a group of financial institutions selected by Sandler. The PrivateBancorp peer group included 26 nationwide banks whose securities are publicly traded on major United States exchanges with assets between $12.0 billion and $26.0 billion, excluding targets of announced merger transactions and banks not in the continental United States.

        The analysis compared publicly available financial information for PrivateBancorp with corresponding data for the PrivateBancorp peer group as of or for the twelve months ended December 31, 2016, with pricing data as of March 27, 2017. The tables below set forth the data for PrivateBancorp and the names and certain data, including certain high, low, mean, and median data, for the PrivateBancorp peer group. Certain financial data prepared by Sandler, as referenced in the table presented below, may not correspond to the data presented in PrivateBancorp's historical financial statements, as a result of the different periods, assumptions and methods used by Sander to compute the financial data presented.

Company	Total Assets ($ millions)	Market Capitalization ($ millions)	Stock Price/ Tangible Book Value	Stock Price/ Book Value	Stock Price/ LTM Earnings Per Share	Stock Price/ 2017E EPS	Stock Price/ 2018E EPS	LTM Return on Average Assets	LTM Return on Average Tangible Common Equity	LTM Net Interest Margin
BancorpSouth, Inc.	$14,724	$2,746	196%	159%	20.8x	18.1x	15.4x	0.93%	9.7%	3.52%
Bank of the Ozarks, Inc.	$18,890	$6,058	292%	216%	19.3x	16.3x	13.7x	1.89%	16.2%	4.92%
Cathay General Bancorp	$14,521	$2,898	199%	160%	16.6x	16.0x	14.0x	1.31%	12.6%	3.38%
Chemical Financial Corporation	$17,355	$3,504	244%	135%	22.7x	15.8x	14.3x	0.90%	12.2%	3.60%
Commerce Bancshares, Inc.	$25,641	$5,567	252%	236%	21.0x	19.5x	18.2x	1.13%	12.0%	3.04%
F.N.B. Corporation	$21,845	$4,660	221%	124%	18.5x	14.4x	12.8x	0.83%	12.8%	3.38%
Fulton Financial Corporation	$18,944	$3,047	192%	144%	18.8x	17.3x	15.4x	0.88%	10.3%	3.18%
Hancock Holding Company	$23,975	$3,684	183%	135%	23.3x	16.1x	14.3x	0.64%	9.1%	3.23%
Hilltop Holdings, Inc.	$12,738	$2,592	165%	139%	17.8x	15.2x	13.6x	1.21%	10.2%	3.76%
Hope Bancorp, Inc.	$13,442	$2,526	184%	136%	17.0x	14.2x	12.6x	1.10%	10.5%	3.75%
IBERIABANK Corporation	$21,659	$3,856	165%	121%	17.6x	17.2x	13.4x	0.92%	10.3%	3.56%
MB Financial, Inc.	$19,302	$3,484	245%	141%	19.5x	16.0x	14.2x	1.03%	13.1%	3.73%
Old National Bancorp	$14,860	$2,247	200%	124%	15.8x	15.7x	14.8x	0.98%	13.6%	3.58%
PacWest Bancorp	$21,870	$6,176	272%	138%	17.5x	16.9x	15.1x	1.66%	15.8%	5.40%
Prosperity Bancshares, Inc.	$22,331	$4,702	277%	129%	17.2x	16.7x	15.6x	1.25%	17.3%	3.35%
Sterling Bancorp	$14,178	$3,179	290%	171%	21.9x	17.6x	14.2x	1.09%	15.2%	3.53%
TCF Financial Corporation	$21,441	$2,704	140%	125%	13.8x	13.0x	11.4x	1.05%	10.3%	4.34%
Texas Capital Bancshares, Inc.	$21,697	$3,967	215%	213%	25.7x	19.6x	16.3x	0.74%	9.4%	3.11%
Trustmark Corporation	$13,352	$2,108	184%	137%	19.3x	17.2x	15.8x	0.84%	10.0%	3.53%
UMB Financial Corporation	$20,683	$3,645	214%	185%	22.7x	20.0x	17.9x	0.81%	9.7%	2.88%
Umpqua Holdings Corporation	$24,813	$3,801	182%	97%	16.4x	15.5x	13.8x	0.97%	11.5%	4.04%
United Bankshares, Inc.	$14,509	$3,285	244%	147%	20.4x	19.4x	17.7x	1.10%	13.7%	3.60%
Valley National Bancorp	$22,864	$3,031	198%	134%	18.2x	16.4x	14.7x	0.76%	11.6%	3.16%
Washington Federal, Inc.	$14,874	$2,907	171%	145%	17.4x	17.6x	16.4x	1.15%	10.2%	3.07%
Western Alliance Bancorporation	$17,201	$4,933	309%	260%	18.7x	15.8x	13.8x	1.61%	17.8%	4.58%
Wintrust Financial Corporation	$25,669	$3,526	182%	143%	18.4x	17.1x	15.4x	0.85%	10.9%	3.26%

Company	LTM Efficiency Ratio	Tangible Common Equity/ Tangible Assets	Leverage Ratio	Tier 1 Common Ratio	Total Risk Based Capital Ratio	Allowance for Loan and Lease Loss Reserve/ Gross Loans	Non- Performing Assets/ Total Assets(1)	Net Charge Offs/ Average Loans	Current Dividend Yield	LTM Dividend Payout Ratio
BancorpSouth, Inc.	68.7%	9.73%	10.32%	12.23%	13.38%	1.13%	0.72%	0.12%	1.7%	31.9%
Bank of the Ozarks, Inc.	33.7%	11.40%	11.99%	9.99%	11.99%	0.53%	0.31%	0.09%	1.4%	24.4%
Cathay General Bancorp	50.0%	10.28%	11.57%	12.84%	14.97%	1.06%	0.98%	(0.04)%	2.3%	34.2%
Chemical Financial Corporation	54.6%	8.70%	8.96%	10.74%	11.50%	0.60%	0.71%	0.06%	2.2%	48.8%
Commerce Bancshares, Inc.	60.5%	8.66%	9.55%	11.62%	13.32%	1.16%	0.25%	0.27%	1.6%	32.8%
F.N.B. Corporation	55.2%	6.64%	7.70%	9.23%	12.00%	1.06%	0.62%	0.31%	3.3%	61.5%
Fulton Financial Corporation	66.9%	8.63%	9.00%	10.43%	13.22%	1.15%	1.01%	(0.03)%	2.5%	44.1%
Hancock Holding Company	62.7%	8.64%	9.56%	11.26%	13.21%	1.37%	1.57%	0.50%	2.2%	51.3%
Hilltop Holdings, Inc.	82.3%	12.65%	13.51%	18.30%	19.34%	0.69%	0.25%	0.17%	0.9%	4.1%
Hope Bancorp, Inc.	47.1%	10.60%	11.49%	12.10%	13.64%	0.75%	0.84%	0.05%	2.6%	40.9%
IBERIABANK Corporation	60.5%	9.82%	10.86%	11.84%	14.13%	0.95%	1.63%	0.20%	1.9%	32.6%
MB Financial, Inc.	64.1%	7.67%	8.38%	8.72%	11.63%	1.03%	0.58%	0.10%	1.8%	34.7%
Old National Bancorp	66.5%	7.92%	8.43%	11.51%	12.18%	0.55%	1.11%	(0.00)%	3.1%	49.5%
PacWest Bancorp	39.6%	11.54%	11.91%	12.31%	15.56%	1.02%	1.11%	0.35%	3.9%	69.0%
Prosperity Bancshares, Inc.	40.6%	8.32%	8.68%	14.48%	15.20%	0.89%	0.21%	0.09%	2.0%	31.5%
Sterling Bancorp	45.8%	8.14%	8.95%	10.73%	12.73%	0.66%	0.72%	0.06%	1.2%	26.2%
TCF Financial Corporation	68.3%	9.13%	10.73%	10.24%	13.69%	0.88%	1.70%	0.26%	1.9%	26.1%
Texas Capital Bancshares, Inc.	54.7%	8.49%	9.34%	8.97%	12.48%	0.91%	0.86%	0.46%	0.0%	0.0%
Trustmark Corporation	67.3%	8.74%	9.90%	12.16%	13.59%	1.00%	0.84%	0.07%	3.0%	57.5%
UMB Financial Corporation	71.7%	8.32%	9.09%	11.80%	12.87%	0.87%	0.46%	0.24%	1.4%	30.7%
Umpqua Holdings Corporation	61.7%	9.10%	9.21%	11.47%	14.72%	0.75%	0.30%	0.29%	3.7%	61.0%
United Bankshares, Inc.	46.3%	9.90%	12.15%	12.18%	14.86%	0.70%	0.94%	0.22%	3.3%	66.3%
Valley National Bancorp	64.4%	6.99%	7.74%	9.27%	12.15%	0.66%	0.59%	0.00%	3.8%	69.8%
Washington Federal, Inc.	48.5%	11.68%	11.71%	17.94%	19.19%	1.16%	2.14%	(0.21)%	1.8%	29.9%
Western Alliance Bancorporation	43.0%	9.40%	9.93%	10.02%	13.19%	0.94%	0.82%	(0.03)%	0.0%	0.0%
Wintrust Financial Corporation	64.3%	7.65%	8.91%	8.64%	11.94%	0.61%	0.57%	0.06%	0.8%	13.1%

(1)
Non-Performing Assets equal to nonaccrual loans and leases, renegotiated loans and leases, and real estate owned.

	PrivateBancorp	Peer Group High	Peer Group Low	Peer Group Mean	Peer Group Median
Total Assets ($ millions)	$20,054	$25,669	$12,738	$18,976	$19,123
Market Capitalization ($ millions)	$4,499	$6,176	$2,108	$3,647	$3,494
Stock Price / Tangible Book Value	246%	309%	140%	216%	200%
Stock Price / Book Value	234%	260%	97%	154%	140%
Stock Price / LTM Earnings Per Share	21.9x	25.7x	13.8x	19.1x	18.6x
Stock Price / 2017 Estimated Earnings Per Share	19.1x	20.0x	13.0x	16.7x	16.5x
Stock Price / 2018 Estimated Earnings Per Share	16.8x	18.2x	11.4x	14.8x	14.5x
LTM Return on Average Assets	1.13%	1.89%	0.64%	1.06%	1.01%
LTM Return on Average Tangible Common Equity	12.0%	17.8%	9.1%	12.2%	11.6%
LTM Net Interest Margin	3.30%	5.40%	2.88%	3.63%	3.53%
LTM Efficiency Ratio	49.1%	82.3%	33.7%	57.3%	60.5%
Tangible Common Equity / Tangible Assets	9.14%	12.65%	6.64%	9.18%	8.72%
Leverage Ratio	10.28%	13.51%	7.70%	9.98%	9.56%
Tier 1 Common Ratio	9.83%	18.30%	8.64%	11.58%	11.49%
Total Risk Based Capital Ratio	12.49%	19.34%	11.50%	13.72%	13.27%
Allowance for Loan and Lease Loss Reserve / Gross Loans	1.26%	1.37%	0.53%	0.89%	0.90%
Non-Performing Assets / Total Assets(1)	0.80%	2.14%	0.21%	0.84%	0.77%
Net Charge Offs / Average Loans	0.02%	0.50%	(0.21)%	0.14%	0.09%
Current Dividend Yield	0.1%	3.9%	0.0%	2.1%	2.0%
LTM Dividend Payout Ratio	1.6%	69.8%	0.0%	37.4%	33.5%

(1)
Non-Performing Assets equal to nonaccrual loans and leases, renegotiated loans and leases, and real estate owned.

        Sandler used publicly available information to perform a similar analysis for CIBC by comparing selected financial information for CIBC and a group of financial institutions selected by Sandler. The CIBC peer group consisted of nine United States and Canadian banks with assets between $150.0 billion and $1.0 trillion, excluding The Bank of New York Mellon Corporation, State Street Corporation and Capital One Finance Corporation.

        The analysis compared publicly available financial information for CIBC with corresponding data for the CIBC peer group as a whole, and for Canadian peers as of or for the twelve months ended January 31, 2017 or the most recent quarter available (except as indicated in note 1 below), with pricing data as of March 27, 2017. The tables below set forth the data for CIBC and the names and certain data, including certain high, low, mean, and median data for the CIBC peer group, and for the Canadian peers. Certain financial data prepared by Sandler, as referenced in the table presented below, may not correspond to the data presented in CIBC's historical financial statements, as a result of the different periods, assumptions and methods used by Sander to compute the financial data presented.

All amounts are in United States dollars using historical currency exchange rates for historical reporting periods and March 27, 2017 currency exchange rate for market pricing data.

Company	Total Assets (US$ millions)(1)	Market Capitalization (US$ millions)	Stock Price/ Tangible Book Value	Stock Price/ Book Value	Stock Price/ LTM Earnings Per Share	Stock Price/ 2017E EPS	Stock Price/ 2018E EPS	LTM Return on Average Assets	LTM Return on Average Tangible Common Equity	LTM Net Interest Margin
Bank of Montreal	$531,867	$48,165	207%	162%	12.9x	12.4x	11.8x	0.71%	17.8%	1.65%
BB&T Corporation	$219,276	$35,712	219%	133%	15.9x	14.7x	12.9x	1.12%	14.4%	3.39%
National Bank of Canada	$179,843	$14,267	248%	185%	14.0x	10.6x	10.2x	0.62%	—	1.57%
PNC Financial Services Group, Inc.	$366,380	$57,464	176%	138%	16.2x	14.8x	13.2x	1.10%	11.6%	2.73%
Royal Bank of Canada	$892,430	$106,773	282%	214%	13.3x	13.1x	12.5x	0.94%	24.1%	1.71%
Sun Trust Banks, Inc.	$204,875	$26,703	165%	120%	15.1x	14.2x	12.7x	0.95%	11.0%	3.00%
The Bank of Nova Scotia	$681,358	$70,791	225%	174%	13.1x	12.1x	11.4x	0.83%	18.9%	1.76%
The Toronto-Dominion Bank	$911,725	$90,588	267%	175%	13.3x	12.3x	11.7x	0.79%	—	2.02%
U.S. Bancorp	$445,964	$88,386	279%	212%	16.1x	14.9x	13.7x	1.37%	18.0%	3.01%

Company	LTM Efficiency Ratio	Tangible Common Equity/ Tangible Assets	Leverage Ratio	Tier 1 Common Ratio	Total Risk Based Capital Ratio	Allowance for Loan and Lease Loss Reserve/ Gross Loans	Non- Performing Assets/ Total Assets(2)	Net Charge Offs/ Average Loans	Current Dividend Yield	LTM Dividend Payout Ratio
Bank of Montreal	62.5%	4.42%	—	11.10%	14.70%	0.53%	—	0.18%	3.5%	45.6%
BB&T Corporation	58.4%	7.82%	9.98%	10.25%	14.12%	1.03%	0.70%	0.42%	2.7%	41.5%
National Bank of Canada	58.9%	3.24%	9.22%	10.60%	15.90%	0.65%	1.68%	0.18%	4.0%	55.7%
PNC Financial Services Group, Inc.	61.6%	9.06%	10.15%	10.58%	14.31%	1.21%	0.95%	0.20%	1.9%	29.0%
Royal Bank of Canada	58.3%	4.31%	—	11.00%	14.70%	0.43%	—	0.18%	3.6%	45.8%
Sun Trust Banks, Inc.	62.7%	8.03%	9.22%	9.59%	12.26%	1.16%	1.68%	0.37%	1.9%	27.8%
The Bank of Nova Scotia	52.9%	4.68%	—	11.30%	14.80%	0.90%	—	0.49%	3.9%	49.4%
The Toronto-Dominion Bank	61.3%	4.26%	—	10.90%	15.10%	0.64%	0.30%	0.33%	3.7%	45.5%
U.S. Bancorp	54.5%	7.28%	9.04%	9.41%	13.22%	1.38%	0.93%	0.47%	2.1%	33.0%

(1)
Financial data as of January 31, 2017 or most recent quarter available, except that financial data for U.S. Bancorp, PNC Financial Services Group, Inc., BB&T Corporation and SunTrust Banks, Inc. is as of December 31, 2016.

(2)
Non-Performing Assets equal to nonaccrual loans and leases, renegotiated loans and leases, and real estate owned.

CIBC Comparable Company Analysis

All Comparable Companies
	CIBC	Peer Group High	Peer Group Low	Peer Group Mean	Peer Group Median
Total Assets (US$ millions)(1)	$394,296	$911,725	$179,843	$492,635	$445,964
Market Capitalization (US$ millions)	$34,734	$106,773	$14,267	$59,872	$57,464
Stock Price / Tangible Book Value	220%	282%	165%	230%	225%
Stock Price / Book Value	192%	214%	120%	168%	174%
Stock Price / LTM Earnings Per Share	9.7x	16.2x	12.9x	14.4x	14.0x
Stock Price / 2017 Estimated Earnings Per Share	10.8x	14.9x	10.6x	13.2x	13.1x
Stock Price / 2018 Estimated Earnings Per Share	10.5x	13.7x	10.2x	12.2x	12.5x
LTM Return on Average Assets	0.91%	1.37%	0.62%	0.94%	0.94%
LTM Return on Average Tangible Common Equity	24.9%	24.1%	11.0%	16.5%	17.8%
LTM Net Interest Margin	1.95%	3.39%	1.57%	2.31%	2.02%
LTM Efficiency Ratio	58.5%	62.7%	52.9%	59.0%	58.9%
Tangible Common Equity / Tangible Assets	4.03%	9.06%	3.24%	5.90%	4.68%
Leverage Ratio	—	10.15%	9.04%	9.52%	9.22%
Tier 1 Common Ratio	11.90%	11.30%	9.41%	10.53%	10.60%
Total Risk Based Capital Ratio	15.20%	15.90%	12.26%	14.35%	14.70%
Allowance for Loan and Lease Loss Reserve / Gross Loans	0.52%	1.38%	0.43%	0.88%	0.90%
Non-Performing Assets / Total Assets(2)	—	1.68%	0.30%	1.04%	0.94%
Net Charge Offs / Average Loans	0.30%	0.49%	0.18%	0.31%	0.33%
Current Dividend Yield	4.3%	4.0%	1.9%	3.0%	3.5%
LTM Dividend Payout Ratio	41.1%	55.7%	27.8%	41.5%	45.5%

(1)
Financial data as of January 31, 2017 or most recent quarter available, except that financial data for U.S. Bancorp, PNC Financial Services Group, Inc., BB&T Corporation and SunTrust Banks, Inc. is as of December 31, 2016.

(2)
Non-Performing Assets equal to nonaccrual loans and leases, renegotiated loans and leases, and real estate owned.

Canadian Comparable Companies
	CIBC	Peer Group High	Peer Group Low	Peer Group Mean	Peer Group Median
Total Assets (US$ millions)	$394,296	$911,725	$179,843	$639,444	$681,358
Market Capitalization (US$ millions)	$34,734	$106,773	$14,267	$66,117	$70,791
Stock Price / Tangible Book Value	220%	282%	207%	246%	248%
Stock Price / Book Value	192%	214%	162%	182%	175%
Stock Price / LTM Earnings Per Share	9.7x	14.0x	12.9x	13.3x	13.3x
Stock Price / 2017 Estimated Earnings Per Share	10.8x	13.1x	10.6x	12.1x	12.3x
Stock Price / 2018 Estimated Earnings Per Share	10.5x	12.5x	10.2x	11.5x	11.7x
LTM Return on Average Assets	0.91%	0.94%	0.62%	0.78%	0.79%
LTM Return on Average Tangible Common Equity	24.9%	24.1%	17.8%	20.3%	18.9%
LTM Net Interest Margin	1.95%	2.02%	1.57%	1.74%	1.71%
LTM Efficiency Ratio	58.5%	62.5%	52.9%	58.8%	58.9%
Tangible Common Equity / Tangible Assets	4.03%	4.68%	3.24%	4.18%	4.31%
Leverage Ratio	—	—	—	—	—
Tier 1 Common Ratio	11.90%	11.30%	10.60%	10.98%	11.00%
Total Risk Based Capital Ratio	15.20%	15.90%	14.70%	15.04%	14.80%
Allowance for Loan and Lease Loss Reserve / Gross Loans	0.52%	0.90%	0.43%	0.63%	0.64%
Non-Performing Assets / Total Assets(1)	—	1.68%	0.30%	0.99%	0.99%
Net Charge Offs / Average Loans	0.30%	0.49%	0.18%	0.27%	0.18%
Current Dividend Yield	4.3%	4.0%	3.5%	3.7%	3.7%
LTM Dividend Payout Ratio	41.1%	55.7%	45.5%	48.4%	45.8%

(1)
Non-Performing Assets equal to nonaccrual loans and leases, renegotiated loans and leases, and real estate owned.

Analysis of Selected Merger Transactions

        Sandler reviewed a group of selected merger and acquisition transactions. The group consisted of ten nationwide bank and thrift transactions announced between November 8, 2016 and March 27, 2017 with over $300 million in reported deal value, or the Precedent Transactions.

        Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler reviewed the following quantitative transaction metrics: transaction price to last twelve months earnings per share, transaction price to estimated earnings per share for the year in which the relevant transaction was announced, transaction price to book value per share, transaction price to tangible book value per share, tangible book premium to core deposits, and 1-day market premium. Sandler compared the indicated transaction metrics for the proposed merger, based on an aggregate transaction value of approximately $4.95 billion, or a transaction price per share of approximately $60.50, resulting from the closing price of CIBC common shares on March 27, 2017 of $86.93, to the high, low, mean and median metrics of the Precedent Transactions.

        The table below sets forth the names and certain data for the individual Precedent Transactions reviewed by Sandler.

Announcement Date	Acquiror	Target	Transaction price/ LTM earnings per share	Transaction price/ Est. EPS for announcement year	Transaction price/ Book value per share	Transaction price/ Tangible Book value per share	Tangible Book Premium/ Core deposits(1)	1-day market premium
March 27, 2017	Home BancShares, Inc.	Stonegate Bank	22.9x	19.7x	197%	241%	21.0%	—
March 7, 2017	Sterling Bancorp	Astoria Financial Corporation	35.5x	40.0x	141%	159%	9.8%	19.1%
February 28, 2017	IBERIABANK Corporation	Sabadell United Bank, N.A.	21.2x	—	167%	196%	13.2%	—
January 23, 2017	Simmons First National Corporation	First Texas BHC, Inc.	26.1x	—	208%	250%	20.5%	—
January 22, 2017	Pinnacle Financial Partners, Inc.	BNC Bancorp	23.8x	18.3x	192%	270%	22.7%	2.1%
January 9, 2017	Columbia Banking System, Inc.	Pacific Continental Corporation	31.0x	21.8x	233%	313%	21.8%	36.1%
December 14, 2016	Simmons First National Corporation	Southwest Bancorp, Inc.	36.2x	34.5x	200%	212%	18.7%	25.0%
December 13, 2016	Pacific Premier Bancorp, Inc.	Heritage Oaks Bancorp	26.2x	25.1x	191%	220%	15.7%	10.8%
November 21, 2016	Independent Bank Group, Inc.	Carlile Bancshares, Inc.	22.0x	—	150%	245%	17.5%	—
November 17, 2016	First Interstate BancSystem, Inc.	Cascade Bancorp	31.7x	29.2x	158%	215%	12.1%	9.6%

(1)
Tangible Book Premium to Core Deposits calculated as (transaction value—tangible common equity)/core deposits; core deposits was defined as total deposits less time deposit accounts with a balance of at least $100,000 and foreign deposits.

	Private Bancorp / CIBC	Precedent Transactions High	Precedent Transactions Low	Precedent Transactions Mean	Precedent Transactions Median
Transaction price/LTM earnings per share	23.5x	36.2%	21.2x	27.6x	26.1x
Transaction price /Estimated earnings per share for the transaction announcement year	20.5x	40.0x	18.3x	26.9x	25.1x
Transaction price/Book value per share	252%	233%	141%	184%	192%
Transaction price/Tangible book value per share	265%	313%	159%	232%	231%
Tangible Book Premium / Core deposits(1)	23.4%	22.7%	9.8%	17.3%	18.1%
1-day market premium	7.6%	36.1%	2.1%	17.1%	14.9%

(1)
Tangible Book Premium to Core Deposits calculated as (transaction value—tangible common equity)/core deposits; core deposits was defined as total deposits less time deposit accounts with a balance of at least $100,000 and foreign deposits.

Net Present Value Analyses

        Sandler performed an analysis that estimated the net present value per share of PrivateBancorp common stock using internal projections for PrivateBancorp on a stand-alone basis for the years ending December 31, 2017 through December 31, 2022, as provided by the management of PrivateBancorp. To approximate the terminal value of PrivateBancorp common stock at December 31, 2022, Sandler applied price to 2022 earnings multiples ranging from 14.0x to 24.0x and multiples of December 31, 2022 tangible book value ranging from 200% to 275%%. The terminal values were then discounted to present values using different discount rates ranging from 8.5% to 11.5%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of PrivateBancorp common stock and which were derived by application of the Capital Asset Pricing Model, which incorporates certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States markets generally. As illustrated in the following tables, the analysis indicated an imputed range of values per share of PrivateBancorp common stock on a stand-alone basis of $36.81 to $71.59 when applying multiples of earnings and $45.10 to $71.52 when applying multiples of tangible book value.

Stand-Alone Company

Earnings Per Share Multiples

Present Value per Share

Based on Price/ Earnings; Net Present Value for Period Ending 12/2022

Discount Rate	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x
8.5%	$43.25	$48.92	$54.59	$60.26	$65.93	$71.59
9.0%	$42.09	$47.61	$53.12	$58.63	$64.15	$69.66
9.5%	$40.97	$46.33	$51.70	$57.06	$62.43	$67.79
10.0%	$39.88	$45.10	$50.32	$55.54	$60.76	$65.98
10.5%	$38.82	$43.90	$48.98	$54.06	$59.14	$64.22
11.0%	$37.80	$42.74	$47.69	$52.63	$57.57	$62.52
11.5%	$36.81	$41.62	$46.43	$51.24	$56.06	$60.87

Stand-Alone Company

Tangible Book Value Multiples

Present Value per Share

Based on Tangible Book Value; Net Present Value for Period Ending 12/2022

Discount Rate	200%	215%	230%	245%	260%	275%
8.5%	$53.02	$56.72	$60.42	$64.12	$67.82	$71.52
9.0%	$51.60	$55.20	$58.79	$62.39	$65.99	$69.59
9.5%	$50.21	$53.72	$57.22	$60.72	$64.22	$67.72
10.0%	$48.88	$52.28	$55.69	$59.10	$62.50	$65.91
10.5%	$47.58	$50.89	$54.21	$57.52	$60.84	$64.16
11.0%	$46.32	$49.55	$52.78	$56.00	$59.23	$62.46
11.5%	$45.10	$48.25	$51.39	$54.53	$57.67	$60.81

        Sandler also considered and discussed with the board of directors of PrivateBancorp how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings per share. To illustrate this impact, Sandler performed a similar analysis, assuming PrivateBancorp's earnings per share varied from 15% above estimates to 15% below estimates. This analysis resulted in the following range of per share values for PrivateBancorp common stock, applying the price to 2022 earnings multiples range of 14.0x to 24.0x referred to above and a discount rate of 10.1%.

Stand-Alone Company

Earnings Per Share Multiples

Present Value per Share

Based on Price/ Earnings; Net Present Value for Period Ending 12/2022

Annual Estimate Variance	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x
(15.0)%	$34.14	$38.54	$42.95	$47.35	$51.75	$56.15
(10.0)%	$35.95	$40.61	$45.28	$49.94	$54.60	$59.26
(5.0)%	$37.77	$42.69	$47.61	$52.53	$57.45	$62.37
0.0%	$39.58	$44.76	$49.94	$55.12	$60.30	$65.48
5.0%	$41.39	$46.83	$52.27	$57.71	$63.15	$68.59
10.0%	$43.20	$48.90	$54.60	$60.30	$66.00	$71.69
15.0%	$45.02	$50.97	$56.93	$62.89	$68.85	$74.80

        Sandler also performed an analysis that estimated the net present value per CIBC common share, using projections for CIBC on a stand-alone basis for the fiscal years ending October 31, 2017 through October 31, 2022, as provided by PrivateBancorp management. To approximate the terminal value of CIBC common shares at October 31, 2022, Sandler applied price to 2022 earnings multiples ranging from 10.0x to 15.0x and multiples of October 31, 2022 tangible book value ranging from 200% to 250%. The terminal values were then discounted to present values using different discount rates ranging from 6.5% to 9.5%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of CIBC common shares and which were derived by application of the Capital Asset Pricing Model, which incorporates certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the Canadian markets generally. As illustrated in the following tables, the analysis indicated an imputed range of values per CIBC common share on a stand alone basis of $81.07 to $129.73 when applying earnings multiples and $95.95 to $133.48 when applying multiples of tangible book value.

CIBC Stand-Alone

Earnings Per Share Multiples

Present Value per Share

Based on Price/ Earnings; Net Present Value for Period Ending 10/2022

Discount Rate	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x
6.5%	$93.60	$100.83	$108.05	$115.28	$122.51	$129.73
7.0%	$91.35	$98.39	$105.42	$112.46	$119.49	$126.53
7.5%	$89.17	$96.02	$102.87	$109.72	$116.56	$123.41
8.0%	$87.05	$93.72	$100.39	$107.06	$113.73	$120.39
8.5%	$85.00	$91.49	$97.99	$104.48	$110.97	$117.47
9.0%	$83.01	$89.33	$95.65	$101.98	$108.30	$114.63
9.5%	$81.07	$87.23	$93.39	$99.55	$105.71	$111.87

CIBC Stand-Alone

Tangible Book Value Multiples

Present Value per Share

Based on Tangible Book Value; Net Present Value for Period Ending 10/2022

Discount Rate	200%	210%	220%	230%	240%	250%
6.5%	$111.05	$115.54	$120.03	$124.51	$129.00	$133.48
7.0%	$108.34	$112.71	$117.08	$121.44	$125.81	$130.18
7.5%	$105.71	$109.96	$114.21	$118.46	$122.72	$126.97
8.0%	$103.16	$107.30	$111.44	$115.58	$119.72	$123.86
8.5%	$100.68	$104.71	$108.74	$112.78	$116.81	$120.84
9.0%	$98.28	$102.21	$106.13	$110.06	$113.98	$117.91
9.5%	$95.95	$99.77	$103.60	$107.42	$111.24	$115.07

        Sandler also considered and discussed with the board of directors of PrivateBancorp how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings per share. To illustrate this impact, Sandler performed a similar analysis assuming CIBC's earnings per share varied from 15% above estimates to 15% below estimates. This analysis resulted in the following range of per share values for CIBC common shares, applying the price to 2022 earnings multiples range of 10.0x to 15.0x referred to above and a discount rate of 8.0%.

CIBC Stand-Alone

Earnings Per Share Multiples

Present Value per Share

Based on Price/ Earnings; Net Present Value for Period Ending 10/2022

Annual Estimate Variance	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x
(15.0%)	$77.22	$82.90	$88.58	$94.27	$99.95	$105.63
(10.0%)	$80.56	$86.58	$92.59	$98.61	$104.63	$110.64
(5.0%)	$83.90	$90.25	$96.61	$102.96	$109.31	$115.66
0.0%	$87.25	$93.93	$100.62	$107.30	$113.99	$120.67
5.0%	$90.59	$97.61	$104.63	$111.65	$118.66	$125.68
10.0%	$93.93	$101.28	$108.64	$115.99	$123.34	$130.70
15.0%	$97.27	$104.96	$112.65	$120.34	$128.02	$135.71

        In connection with its analyses, Sandler considered and discussed with the board of directors of PrivateBancorp how the present value analyses would be affected by changes in the underlying assumptions. Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis

        Sandler analyzed certain potential pro forma effects of the merger, based on the following assumptions: (i) the merger closes on July 31, 2017 and (ii) the merger consideration has a per share value of $60.50. Sandler also utilized the following: (a) internal financial projections of PrivateBancorp as provided by PrivateBancorp management, (b) financial projections for CIBC, as provided by PrivateBancorp management, (c) purchase accounting adjustments prepared and provided by PrivateBancorp management of (i) a gross credit mark of $198 million, or 1.3% of gross loans as of

December 31, 2016, (ii) accumulated other comprehensive income adjustment on PrivateBancorp's portfolio of $2.7 million, amortized over 4.5 years, and (iii) a core deposit intangible asset created at 1.5% of core deposits, or $15.4 billion, amortized over 7 years using sum-of-the-years digits method; (d) cost savings projections as provided by PrivateBancorp management; (e) estimated pre-tax one-time transaction costs and expenses as provided PrivateBancorp management; and (f) an annual pre-tax opportunity cost of cash as provided by PrivateBancorp management. The analysis indicated that the merger could be:

  •
  accretive to CIBC's estimated adjusted earnings per share in the fiscal year ended October 31, 2017, dilutive to CIBC's estimated adjusted earnings per share (excluding one-time transaction costs and expenses) in the fiscal years ended October 31, 2018 through 2019 and accretive to CIBC's estimated adjusted earnings per share in the fiscal years ended October 31, 2020 through 2022;

  •
  accretive to CIBC's estimated cash earnings per share (excluding one-time transaction costs and expenses) in the fiscal year ended October 31, 2017, dilutive to CIBC's estimated cash earnings per share (excluding one-time transaction costs and expenses) in the fiscal year ended October 31, 2018, and accretive to CIBC's estimated cash earnings per share (excluding one-time transaction costs and expenses) in the fiscal years ended October 31, 2019 through 2022; and

  •
  dilutive to estimated tangible book value per CIBC common share at closing and in the fiscal years ended October 31, 2017 through 2022.

        In connection with this analysis, Sandler considered and discussed with the board of directors of PrivateBancorp how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the merger, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler's Relationship

        Sandler was retained by the PrivateBancorp board of directors to prepare and render to the board of directors of PrivateBancorp, in connection with its consideration of the proposed merger, an opinion as to whether the merger consideration was fair to the holders of PrivateBancorp's common stock from a financial point of view. Sandler received a $1.0 million fee from PrivateBancorp as a result of rendering its opinion in connection with the initially proposed merger, which became payable on June 29, 2016. Sandler also received a $750,000 fee from PrivateBancorp as a result of rendering its opinion in connection with the proposed amendment, which became payable on March 29, 2017. In addition, Sandler O'Neill Mortgage Finance L.P. ("SOMF"), an affiliate of Sandler, acted as introducing broker to a subsidiary of Company, The PrivateBank and Trust Company ("PrivateBank"), in connection with the sale of loans by PrivateBank for which PrivateBank paid SOMF a fee of $36,784 in August 2016. PrivateBancorp has also agreed to indemnify Sandler against certain liabilities arising out of Sandler's engagement and to reimburse Sandler for certain of its out-of-pocket expenses incurred in connection with Sandler's engagement.

        In the ordinary course of its business as a broker-dealer, Sandler may purchase securities from or sell securities to PrivateBancorp, CIBC or their respective affiliates. Sandler may also actively trade the securities of PrivateBancorp or CIBC for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Projected Financial Information

        In connection with PrivateBancorp's regular strategic planning process and with the merger, PrivateBancorp's management prepared financial projections of revenue, net income and EPS for fiscal years 2017 through 2022 (such projections, the "projections"). These projections were provided to PrivateBancorp's board of directors and Goldman Sachs and Sandler, in connection with their respective analyses of the merger. PrivateBancorp does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. A summary of the projections is included below to give PrivateBancorp's stockholders access to certain nonpublic information provided to Goldman Sachs and Sandler for purposes of their respective financial analyses summarized above under "Opinions of PrivateBancorp's Financial Advisors." The inclusion of the projections should not be regarded as an indication that PrivateBancorp or its board of directors, Goldman Sachs, Sandler or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results.

        PrivateBancorp advised the recipients of the projections that its internal financial forecasts upon which the projections were based are subjective in many respects. The projections reflect numerous assumptions with respect to company performance, industry performance, general business, economic, market and financial conditions and other matters, many of which are difficult to predict, subject to significant economic and competitive uncertainties and beyond PrivateBancorp's control. As a result, there can be no assurance that the projections will be realized or that actual results will not be significantly higher or lower than projected.

        The projections were not prepared with a view toward public disclosure or toward compliance with United States generally accepted accounting principles ("GAAP"), published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The prospective financial information included in this proxy statement (including the projections) has been prepared by, and is the responsibility of, PrivateBancorp's management. Ernst & Young LLP ("E&Y"), PrivateBancorp's independent registered public accounting firm, has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information (including the projections), and accordingly, E&Y does not express an opinion or any other form of assurance with respect thereto. The E&Y report incorporated by reference in this proxy statement relates to PrivateBancorp's historical financial information. It does not extend to the prospective financial information contained herein and should not be read to do so.

        Projections of this type are based on estimates and assumptions that are inherently subject to factors such as company performance, industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of PrivateBancorp, including the factors described under "Cautionary Statement Concerning Forward-Looking Statements," which factors may cause the projections or the underlying assumptions to be inaccurate. In addition, the projections are based on certain assumptions regarding PrivateBancorp's ongoing business activities. Since the projections cover multiple years, such information by its nature becomes less reliable with each successive year.

        The following is a summary of the projections:

Summary of the Projections
(dollars in millions, except per share data)

Projected Periods

	2017	2018	2019	2020	2021	2022
Revenue	$842.8	$935.9	$1,046.1	$1,169.1	$1,256.9	$1,366.1
Net Income Available to Common Stockholders	$255.7	$281.7	$322.5	$356.8	$382.1	$414.9
Diluted Earnings Per Share	$3.14	$3.40	$3.80	$4.13	$4.34	$4.62
Net Interest Margin	3.44%	3.46%	3.52%	3.66%	3.64%	3.66%
Efficiency Ratio	47.3	46.2	44.7	43.8	43.7	43.6
Return on Average Assets (ROAA)	1.21	1.21	1.27	1.31	1.30	1.31
Total Assets	$21.909	$24,195	$26,045	$28,051	$30,222	$32,579
Tangible Common Equity	2,075	2,386	2,733	2,995	3,246	3,489

        The projections are based in part on the Fed Funds forward curve as of March 16, 2017.

        Readers of this proxy statement are cautioned not to place undue reliance on the projections set forth above. No one has made or makes any representation to any stockholder regarding the information included in the projections.

        For the foregoing reasons, as well as the basis and assumptions on which the projections were compiled, the inclusion of specific portions of the projections in this proxy statement should not be regarded as an indication that such projections will be an accurate prediction of future events, and they should not be relied on as such. Except as required by applicable securities laws, PrivateBancorp does not intend to update or otherwise revise the projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error. In addition, the projections have not been updated or revised to reflect information or results after the date the projections were prepared or as of date of this proxy statement.

        PrivateBancorp stockholders are urged to review PrivateBancorp's most recent SEC filings for a description of its results of operations and financial condition, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in PrivateBancorp's Annual Report on

        Form 10-K that is incorporated by reference into this proxy statement/prospectus. Please see the section entitled "Where You Can Find More Information."

Certain Unaudited Prospective Financial Information of CIBC

        Neither CIBC nor PrivateBancorp, as a matter of course, makes public projections as to future earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. In connection with the proposed transaction, however, PrivateBancorp prepared and provided to Goldman Sachs and Sandler certain unaudited prospective financial analyses and forecasts with respect to CIBC on a stand-alone basis reflecting a consensus of equity analysts' estimates for 2017 and 2018, as extrapolated by management of PrivateBancorp for periods thereafter. That information is included below in this proxy statement/prospectus. Goldman Sachs and Sandler reviewed this unaudited prospective financial information in connection with preparing their analyses of the fairness, from a financial point of view, of the merger consideration to PrivateBancorp's stockholders, as described above under "The Merger—Opinions of PrivateBancorp's Financial Advisors." The unaudited prospective information set forth below was prepared by PrivateBancorp for PrivateBancorp's internal use and is subjective in many respects. This information was not prepared by CIBC or with any involvement on the part of CIBC. The inclusion of this information in this proxy statement/prospectus should not be regarded as an indication that any of CIBC, PrivateBancorp, Goldman Sachs or Sandler, their respective representatives or any other recipient of this information considered, or now considers, it to be predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.

        While presented with numeric specificity, the unaudited prospective financial information below reflects certain estimates and assumptions made by PrivateBancorp with respect to CIBC's business, all of which are difficult to predict and many of which are beyond CIBC's control. This unaudited prospective financial information includes assumptions as to certain macroeconomic conditions, such as future growth rates and interest rate variations, that are subject to change and subjective judgment, and thus is susceptible to multiple interpretations. CIBC was not involved in the preparation of the unaudited prospective financial information and gives no assurance that such information or the underlying estimates and assumptions will be realized. CIBC and PrivateBancorp do not intend to, and each disclaims any obligation to, make publicly available any update or other revisions regarding the unaudited prospective financial information to correct any information or assumptions with which CIBC does not agree, or to update such information to reflect circumstances arising after its preparation or to reflect changes in general economic or industry conditions. Importantly, neither the unaudited prospective financial information with respect to CIBC nor the consensus of equity analysts' estimates for 2017 and 2018 used by PrivateBancorp in preparing that information, contemplated completion of the proposed transaction. Accordingly, the unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger.

        Actual results will differ from those set forth below, and the differences may be material. Important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to CIBC's business, industry performance, general business and economic conditions, customer requirements, competition and adverse changes in applicable laws, regulations or rules. For other factors that could cause actual results to differ, please see the sections entitled "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" in the proxy statement/prospectus and this supplement and in CIBC's Annual Report on Form 40-K filed for the fiscal year ended October 31, 2016, as filed December 1, 2016, and the other reports filed by CIBC with the SEC.

        The unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. There can be no assurance that, had the unaudited prospective financial information been prepared as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year.

        None of CIBC, PrivateBancorp, Goldman Sachs or Sandler, or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any shareholder of CIBC or PrivateBancorp or other person regarding CIBC's ultimate performance compared to the information contained in the unaudited prospective financial information or that the forecasted results will be achieved. The summary of the unaudited prospective financial information included below is being provided solely because it was made available to the financial advisors to the PrivateBancorp board of directors in connection with the merger.

        The following table presents prospective financial analyses and forecasts with respect to CIBC on a stand-alone basis reflecting a consensus of equity analysts' estimates for 2017 and 2018, as extrapolated by management of PrivateBancorp for periods thereafter.

Summary of the Projections

(dollars in millions, except per share data)

Projected Periods

	2017	2018	2019	2020	2021	2022
Total Revenue	$11,568	$11,944	$12,422	$13,043	$13695	$14,380
Net Income to Common Stockholders	$3,190	$3,349	$3,535	$3,729	$3,934	$4,149
Diluted EPS	$7.98	$8.38	$8.85	$9.33	$9.85	$10.38
Diluted Cash EPS	$8.01	$8.41	$8.88	$9.36	$9.88	$10.41
Net Interest Margin	1.84%	1.83%	1.83%	1.85%	1.87%	1.88%
Efficiency Ratio	57.4	56.2	55.6	55.5	55.4	55.2
Return on Average Assets (ROAA)	0.83	0.84	0.85	0.86	0.87	0.88
Total Assets	$393,239	$408,969	$425,328	$442,341	$460,034	$478,436
Tangible Common Equity	$16,578	$18,263	$20,041	$21,916	$23,893	$25,798

        The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, IFRS, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither CIBC's independent registered public accounting firm, nor any other independent accountants, have examined, compiled, nor performed any procedures with respect to the unaudited prospective financial information, (including the projections) contained herein, and accordingly, neither E&Y or any other firm expresses an opinion or any other form of assurance with respect to such information or its achievability. The E&Y report incorporated by reference in this proxy statement relates to CIBC's historical financial information. It does not extend to the unaudited prospective financial information contained herein and should not be read to do so.

        In light of the foregoing, and considering that PrivateBancorp's special meeting will be held after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, PrivateBancorp and CIBC stockholders are cautioned not to place unwarranted reliance on such information, and CIBC and PrivateBancorp urge all PrivateBancorp and CIBC stockholders to review CIBC's most recent SEC filings for a description of CIBC's reported financial results. See section titled "Where You Can Find More Information."

CIBC's Reasons for the Merger

        On June 28, 2016, the CIBC board of directors approved the original merger agreement and authorized certain executive officers to sign and deliver the original merger agreement on CIBC's behalf. Further, on March 22, 2017, the CIBC board of directors approved Amendment No. 1 to the original merger agreement and authorized certain executive officers to sign and deliver Amendment No. 1 on CIBC's behalf. In the course of making its decision to approve the amended merger agreement, the CIBC board of directors consulted with CIBC's management and internal legal counsel, as well as its financial advisors, CIBC World Markets Inc. and J.P. Morgan Securities LLC, and considered a number of factors.

        CIBC has been seeking opportunities to expand its existing U.S. commercial and private banking businesses as part of its overall strategy of creating a financially strong, technologically innovative, and relationship-oriented bank, while also providing important business, geographic and earnings diversification for CIBC. Combined with CIBC's existing U.S. capital markets, corporate banking and wealth management franchise, CIBC's management believes that the merger will create a strong platform to serve all of the combined enterprises' client needs throughout North America as well as add the capability of accepting deposits in the United States. In addition, CIBC's management believes that CIBC's financial strength, broad suite of products and services, and scalable technology platform will help accelerate PrivateBancorp's growth profile in an important segment of the U.S. banking market.

Interests of PrivateBancorp's Directors and Executive Officers in the Merger

        The following information replaces the section entitled "Interests of PrivateBancorp's Directors and Executive Officers in the Merger" beginning on page 80 of the definitive proxy statement/prospectus dated October 31, 2016.

        In considering the recommendation of PrivateBancorp's board of directors that you vote to approve the amended merger agreement proposal, you should be aware that some of PrivateBancorp's directors and executive officers have economic interests in the merger that are different from, or in addition to, those of PrivateBancorp's stockholders generally. PrivateBancorp's board of directors was aware of these interests and considered them, among other matters, in reaching its decisions to (i) approve the amended merger agreement and the transactions contemplated thereby and (ii) recommend that the stockholders of PrivateBancorp approve the amended merger agreement proposal. The transactions contemplated by the amended merger agreement will constitute a "change in control" for purposes of the PrivateBancorp employment agreements and compensation and benefit plans described below.

Certain Assumptions

        Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

  •
  The relevant price per share of PrivateBancorp common stock is $59.30, which is the average closing price per share of PrivateBancorp's common stock as quoted on the NASDAQ over the three business day period beginning on and including March 30, 2017, the date of the first public announcement of Amendment No. 1 to the original merger agreement;

  •
  The effective time is April 4, 2017, which is the assumed date of the closing of the merger solely for purposes of the disclosure in this section; and

  •
  Each executive officer of PrivateBancorp is terminated by PrivateBancorp without "cause" or resigns for "good reason" (as such terms are defined in the relevant PrivateBancorp plans and agreements), in either case immediately following the assumed effective time of April 4, 2017.

        The description included below, including quantification of potential payments and benefits, does not take into account certain compensation actions that PrivateBancorp is permitted to take prior to the completion of the merger, as described in the section entitled "The Merger Agreement—Covenants and Agreements—Conduct of Businesses Prior to the Completion of the Merger" beginning on page 109 of the definitive proxy statement/prospectus dated October 31, 2016.

Equity Compensation

Treatment of Stock Options

        At the effective time, each PrivateBancorp option that is outstanding and unexercised immediately prior to the effective time shall be converted automatically into an option to purchase CIBC shares on the terms specified in the amended merger agreement (including that such CIBC option will have the same vesting terms as the corresponding PrivateBancorp option). Each converted, unvested PrivateBancorp option will vest in full upon the holder's termination without cause or resignation for good reason at any time after the effective time of the merger.

Treatment of Restricted Stock Units

        At the effective time, each PrivateBancorp restricted stock unit award that is outstanding immediately prior to the effective time shall (i) if unvested, be converted automatically into a cash-settled CIBC restricted stock unit award on the terms specified in the amended merger agreement (including that such CIBC restricted stock unit award shall have the same vesting terms as the corresponding PrivateBancorp restricted stock unit award), and (ii) if vested (including all restricted stock units held by non-employee directors, whether vested or unvested as of the date of the original merger agreement, which shall be vested and settled within 10 days after the effective time), be cancelled and converted automatically into the right to receive a cash payment equivalent in value to the merger consideration, as determined in accordance with the amended merger agreement, in respect of each share underlying such award plus a cash payment equal to accumulated but unpaid dividend equivalents; provided, that any such vested award that does not provide for settlement upon a change in control shall instead be converted pursuant to clause (i) above. Each converted PrivateBancorp restricted stock unit award will vest in full upon the holder's termination without cause or resignation for good reason at any time after the effective time of the merger.

Treatment of Performance Share Units

        At the effective time, each PrivateBancorp performance share unit award that is outstanding immediately prior to the effective time shall (i) if unvested, be converted automatically into a CIBC cash-settled restricted stock unit award on the terms specified in the amended merger agreement (including that such CIBC restricted stock unit award will have the same time-based vesting terms as the corresponding PrivateBancorp performance share unit award and shall not be subject to performance- based vesting conditions), and (ii) if vested, be cancelled and converted automatically into the right to receive a cash payment equivalent in value to the merger consideration, as determined in accordance with the amended merger agreement, in respect of each share underlying such award plus a cash payment equal to accumulated but unpaid dividend equivalents; provided, that any such vested award that does not provide for settlement upon a change in control shall instead be converted pursuant to clause (i) above. For purposes of the foregoing, the number of shares of PrivateBancorp common stock underlying each unvested performance share unit award shall be determined by assuming that the applicable performance goals are achieved at the maximum level. Each vested performance share unit award outstanding as of the date of this supplement to the proxy statement/prospectus has been earned at the maximum level. Each converted PrivateBancorp performance share unit award will vest in full upon the holder's termination without cause or resignation for good reason at any time after the effective time of the merger.

Treatment of Deferred Stock Units

        At the effective time, each stock unit credited to an account that is deemed invested in PrivateBancorp common stock as of immediately prior to the effective time under PrivateBancorp's deferred compensation plan shall be converted automatically into a deemed investment in CIBC common shares. Such deemed investment in CIBC common shares will be cash-settled based on a valuation methodology specified in the amended merger agreement and at the time or times set forth in the original deferral elections made by participants.

        See the section entitled "Interests of PrivateBancorp's Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to PrivateBancorp's Named Executive Officers in Connection with the Merger" beginning on page [    •    ] of this supplement to the proxy statement/prospectus for an estimate of the value of the unvested equity awards held by each of PrivateBancorp's named executive officers that would become vested upon a qualifying termination following the effective time. Based on the assumptions described above under "Interests of PrivateBancorp's Directors and Executive Officers in the Merger—Certain Assumptions", (i) the estimated aggregate value of the unvested equity awards held by PrivateBancorp's four executive officers who are not named executive officers that would become vested upon a qualifying termination immediately following the effective time is $6,615,606 and (ii) the estimated aggregate value of the PrivateBancorp restricted stock unit awards held by PrivateBancorp's ten non-employee directors that would become vested at the effective time is $180,865. In addition, PrivateBancorp expects to grant an annual restricted stock unit award with a grant date fair value of $50,000 to each non-employee director in the ordinary course on May 1, 2017, and each such award would be treated at the effective time in the same manner as other outstanding restricted stock unit awards held by non-employee directors. For more information on equity holdings of PrivateBancorp non-employee directors and executive officers, see the table entitled "Beneficial Ownership of PrivateBancorp Common Stock" on page [    •    ] of this supplement to the proxy statement/prospectus.

Employment and Retention Agreements

Larry D. Richman

        Concurrently with the execution of the original merger agreement, Mr. Richman entered into a new employment agreement with CIBC, which will become effective, and supersede his existing employment agreement with PrivateBank and PrivateBancorp, upon the closing of the merger. The description of Mr. Richman's employment agreements included in the section entitled "Interests of PrivateBancorp's Directors and Executive Officers in the Merger—Employment and Retention Agreements—Larry D. Richman" beginning on page 82 of the definitive proxy statement/prospectus dated October 31, 2016 is incorporated by reference herein, except that the estimate of Mr. Richman's cash severance payment under his existing employment agreement (calculated assuming the qualifying termination occurred on the date of the amended merger agreement and excluding prorated bonus) is hereby updated, based on the assumptions described above under "Interests of PrivateBancorp's Directors and Executive Officers in the Merger—Certain Assumptions," to $8,640,000.

Employment Agreements with Named Executive Officers other than Mr. Richman

        Each named executive officer other than Mr. Richman is also party to an existing employment agreement with PrivateBank. Under the existing agreements, upon a termination of the officer's employment without "cause" or for "good reason" during the period beginning six months prior to, and ending on the second anniversary of, a change in control, the officer would be entitled to the following payments and benefits, subject to the execution and effectiveness of a general release of claims: (i) cash severance in an amount equal to 200% of the sum of (a) base salary, plus (b) the greater of (x) the prior year's actual bonus and (y) the average of the sum of the bonus amounts earned with respect to the three calendar years immediately preceding the calendar year of termination, (ii) 24 months of group health plan coverage at the active employee rate; (iii) outplacement services for 12 months; and (iv) a prorated bonus based on the prior year's actual bonus and the portion of the year of termination during which the officer was employed.

        Each existing agreement includes a modified gross-up provision providing that the officer will be entitled to a full gross-up if the payments and benefits to the officer in connection with a change in control would be subject to an excise tax by reason of Sections 4999 and 280G of the U.S. Internal Revenue Code and exceed the threshold level for application of such tax by more than 10%; if such excess equals or is less than 10%, the payments will instead be reduced below the threshold.

        The existing agreements also include an indefinite confidentiality covenant and non-competition and non-solicitation covenants that apply during employment and for one year following termination of employment.

        See the section entitled "Interests of PrivateBancorp's Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to PrivateBancorp's Named Executive Officers in Connection with the Merger" beginning on page [    •    ] of this supplement to the proxy statement/prospectus for an estimate of the value of the severance benefits payable to PrivateBancorp's named executive officers upon a qualifying termination following the effective time.

Employment Agreements with Other Executive Officers

        The four executive officers who are not named executive officers are party to existing employment agreements with PrivateBank, the terms of which are the same in all material respects as the terms of the existing employment agreements with the named executive officers (other than Mr. Richman) as described above, except that (i) the cash severance percentage is 250% for one of the officers and 150% for the other three officers and (ii) the number of months of group health plan coverage at the active employee rate is 24 for two of the officers and 18 for the other two officers.

        Two of the existing agreements provide that if the payments and benefits to the officer under the agreement in connection with a change in control would be subject to an excise tax by reason of Sections 4999 and 280G of the U.S. Internal Revenue Code then such payments and benefits will be reduced to one dollar below the threshold level for application of the tax, unless such reduced amount is less than the net amount of such payments and benefits after payment of the excise tax, in which case no reduction will be made. The other existing agreements include the same modified gross-up provision described above with respect to named executive officers other than Mr. Richman.

        The existing agreements also include an indefinite confidentiality covenant and non-competition and non-solicitation covenants that apply during employment and for one year following termination of employment.

        Based on the assumptions described above under "Interests of PrivateBancorp's Directors and Executive Officers in the Merger—Certain Assumptions", the estimated aggregate cash severance (including prorated bonus) payable to PrivateBancorp's four executive officers who are not named executive officers upon a qualifying termination following the effective time is $7,011,556.

Retention and Integration Arrangements with PrivateBancorp Executive Officers

        Messrs. Killips, Hague, Lubin and Ms. Case (our named executive officers, other than Mr. Richman) have each been granted a retention award in the amount of $1,200,000, $1,000,000, $1,000,000 and $900,000, respectively, from the retention pool established by PrivateBancorp and CIBC in connection with the merger. In addition, the four executive officers who are not named executive officers have been granted retention awards in the aggregate amount of $3,575,000. Each retention award is in the form of 25% cash and 75% cash-settled CIBC restricted stock units. The cash portion of each award vests, subject to continued employment, through the date that is three months following the closing date and the restricted stock unit portion of the award vests, subject to continued employment, with respect to one-third of the units, on the date that is nine months following the closing date and, with respect to the remaining two-thirds of the units, on the date that is eighteen months following the closing date, or, with respect to both parts of the award, upon a termination of employment without cause or for good reason or due to death or disability on or after the closing date and prior to the scheduled vesting date.

        As part of our annual compensation decisions made in first quarter 2017, our Compensation Committee granted special long-term equity awards to certain of our executive officers in recognition of the fact that they have been required to take on substantial incremental workloads related to the merger and our integration planning efforts, that will continue through the completion of the merger and post-closing transition, and are in addition to the ordinary course duties and responsibilities of their respective positions. Mr. Richman and Mr. Killips received restricted stock unit awards relating to 6,972 and 4,358 shares of PrivateBancorp common stock, respectively, and three executive officers who are not named executive officers were granted restricted stock unit awards relating to 9,588 shares of PrivateBancorp common stock in the aggregate. Each equity award is in the form of Company restricted stock units that vest, subject to continued employment, with respect to one-half of the units on each of March 1, 2018 and March 1, 2019, or upon a termination of employment without cause or for good reason following a change in control, or due to death, disability or qualified retirement prior to the scheduled vesting dates. In connection with the merger, such awards will be treated as described above in the section entitled "Interests of PrivateBancorp's Directors and Executive Officers in the Merger—Equity Compensation—Treatment of Restricted Stock Units".

Indemnification and Insurance

        Pursuant to the terms of the amended merger agreement, PrivateBancorp directors, officers and employees will be entitled to certain ongoing indemnification and coverage under directors' and officers' liability insurance policies following the merger. Such indemnification and insurance coverage is further described in the section entitled "The Merger Agreement—Covenants and Agreements—Indemnification and Directors' and Officers' Insurance" beginning on page 115 of the definitive proxy statement/ prospectus filed on October 31, 2016.

Quantification of Potential Payments and Benefits to PrivateBancorp's Named Executive Officers in Connection with the Merger

        The information set forth in the table below is being provided in order to comply with Item 402(t) of the SEC's Regulation S-K, which requires disclosure of information about certain compensation for each "named executive officer" of PrivateBancorp that is based on, or otherwise relates to, the merger ("merger-related compensation"). As described under the caption "Interests of PrivateBancorp's Directors and Executive Officers in the Merger" above, Mr. Richman has entered into a new employment arrangement with CIBC that will become effective upon the closing of the merger. The merger-related compensation described below is based on the named executive officers' existing employment agreements with PrivateBancorp and/or PrivateBank, existing PrivateBancorp equity award plans and agreements, retention agreements entered into with named executive officers other than Mr. Richman in connection with the merger and the amended merger agreement. It does not include amounts payable to Mr. Richman under the new employment agreement with CIBC following the closing of the merger (including (i) post-closing salary, annual incentive compensation, and other compensation and benefits to be provided under Mr. Richman's new employment agreement with CIBC, and (ii) severance payable to Mr. Richman upon a qualifying termination pursuant to his new employment agreement with CIBC). For additional details regarding the terms of the payments and benefits that Mr. Richman will be entitled to receive under his new employment arrangement with CIBC, as well as terms of the payments and benefits described below, see the discussion under the caption "Interests of PrivateBancorp's Directors and Executive Officers in the Merger" above.

        The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur before completion of the merger, including certain compensation actions that PrivateBancorp is permitted to take prior to the completion of the merger, as described in the section entitled "The Merger Agreement—Covenants and Agreements—Conduct of Businesses Prior to the Completion of the Merger" beginning on page 109 of the definitive proxy statement/prospectus filed on October 31, 2016. For purposes of calculating such amounts, the following assumptions were used:

  •
  The relevant price per share of PrivateBancorp common stock is $59.30, which is the average closing price per share of PrivateBancorp's common stock as quoted on the NASDAQ over the three business day period beginning on and including March 30, 2017, the date of the first public announcement of Amendment No. 1 to the original merger agreement;

  •
  The effective time is April 4, 2017, which is the assumed date of the closing of the merger solely for purposes of the disclosure in this section; and

  •
  Each executive officer of PrivateBancorp is terminated by PrivateBancorp without "cause" or resigns for "good reason" (as such terms are defined in the relevant PrivateBancorp plans and agreements), in either case immediately following the assumed effective time of April 4, 2017.

Named Executive Officer	Cash ($)(1)	Equity($)(2)	Benefits($)(3)	Tax Reimbursement ($)(4)	Other ($)(5)	Total ($)
Larry D. Richman	9,116,438	7,254,984	60,168	8,575,138	N/A	25,006,728
Kevin M. Killips	2,740,274	1,833,482	35,214	2,690,309	1,200,000	8,499,279
Bruce R. Hague	2,460,959	1,473,443	45,112	—	1,000,000	4,979,514
Bruce S. Lubin	2,460,959	1,634,431	45,112	2,252,472	1,000,000	7,392,974
Karen B. Case	2,340,975	1,349,639	45,112	2,210,512	900,000	6,846,238

(1)
Cash.    Consists of (a) cash severance in an amount equal to 200% (300% for Mr. Richman) of the sum of (i) base salary, plus (ii) greater of (x) the prior year's actual bonus and (y) average of the sum of the bonus amounts earned with respect to the three calendar years immediately preceding the calendar year of termination, and (b) a prorated bonus based on the prior year's actual bonus and the portion of the year of termination during which the officer was employed. All such amounts are "double trigger" and payable only upon a termination without cause or resignation for good reason (in the case of Mr. Richman, including resignation for any reason during the ninety-day period following the first anniversary of the effective time) during the period beginning six months prior to, and ending on the second anniversary of, the effective time. The estimated amount of such payments is shown in the following table:

Named Executive Officer	Severance ($)	Prorated Bonus ($)	Total ($)
Larry D. Richman	8,640,000	476,438	9,116,438
Kevin M. Killips	2,560,000	180,274	2,740,274
Bruce R. Hague	2,300,000	160,959	2,460,959
Bruce S. Lubin	2,300,000	160,959	2,460,959
Karen B. Case	2,188,000	152,975	2,340,975
(2)
Equity.    Consists of unvested stock options, unvested restricted stock units and unvested performance stock units that are converted into unvested Parent awards at the effective time. All such awards are "double trigger" and would vest upon a termination of employment without cause or for good reason at any time following the effective time. The amounts reflected in the table exclude the estimated value of PrivateBancorp equity awards held by named executive officers who are retirement eligible as of the assumed date of closing of April 4, 2017 ($5,555,075, $1,534,751, $1,076,449, $1,194,969 and $1,019,382 for Messrs. Richman, Killips, Hague, Lubin and Ms. Case, respectively) that would vest upon retirement in the ordinary course and independent of the acquisition, pursuant to the terms of such awards as in effect on the grant date. For further details regarding the treatment of PrivateBancorp equity awards in connection with the merger, see "Interests of PrivateBancorp's Directors and Executive Officers in the Merger—Equity Compensation." The estimated value of such awards is shown in the following table:

Named Executive Officer	Stock Options ($)	Restricted Stock Units ($)	Performance Share Units ($)	Total ($)
Larry D. Richman	730,428	475,719	6,048,837	7,254,984
Kevin M. Killips	176,642	111,008	1,545,832	1,833,482
Bruce R. Hague	142,686	90,082	1,240,675	1,473,443
Bruce S. Lubin	157,840	99,408	1,377,183	1,634,431
Karen B. Case	130,541	82,317	1,136,781	1,349,639
(3)
Benefits.    Consists of (a) 24 months (36, in the case of Mr. Richman) of group medical coverage at the active employee rate; and (b) outplacement services for 12 months (24 months in the case of Mr. Richman). All such benefits are "double trigger" and are provided only on a termination without cause or resignation for good reason (in the case of Mr. Richman, including resignation for any reason during the ninety-day period following the first anniversary of the effective time) during the period beginning six months prior to, and ending on the second anniversary of, the effective time. The estimated value of the group medical coverage and outplacement services is shown in the following table:

Named Executive Officer	Group Health Coverage ($)	Outplacement Services ($)	Total ($)
Larry D. Richman	30,168	30,000	60,168
Kevin M. Killips	10,214	25,000	35,214
Bruce R. Hague	20,112	25,000	45,112
Bruce S. Lubin	20,112	25,000	45,112
Karen B. Case	20,112	25,000	45,112
(4)
Tax Reimbursements.    Includes the estimated amount of the gross-up payment due, if any, for the excise tax imposed on the payments and benefits to each named executive officer in connection with a change in control by reason of Sections 4999 and 280G of the U.S. Internal Revenue Code.

(5)
Retention Awards.    Includes the value of retention awards granted from the retention pool established by PrivateBancorp in connection with the merger. Such awards have "double trigger" vesting and would vest upon a termination of employment without cause or for good reason or due to death or disability on or after the closing date and prior to the scheduled vesting date. For further details regarding the retention awards, see "Interests of PrivateBancorp's Directors and Executive Officers in the Merger—Employment and Retention Agreements—Retention and Integration Arrangements with PrivateBancorp Executive Officers."

Litigation Related to the Merger

        Following the original announcement of the Company's proposed merger with CIBC in June 2016, three putative class actions were filed on behalf of PrivateBancorp stockholders in the Circuit Court of Cook County, Illinois: Solak v. Richman, et al., No. 2016-CH-08949; Parshall v. PrivateBancorp, Inc., et al., No. 2016-CH-09135; and Griffin v. PrivateBancorp, Inc., et al., No. 2016-CH-09435. On October 7, 2016, Plaintiffs filed a Consolidated Amended Class Action Complaint on behalf of a putative class of PrivateBancorp's shareholders (the "Action"), alleging among other things that PrivateBancorp's directors had failed to disclose material information regarding the merger in the proxy statement/prospectus and that PrivateBancorp and CIBC aided and abetted the same.

        The plaintiffs in the Action agreed in principle not to pursue the Action as a result of the inclusion of the Supplemental Disclosures in the proxy statement/prospectus contained in the registration statement filed by CIBC on October 31, 2016. On March 6, 2017, the parties executed the Settlement Agreement, and on March 7, 2017 the plaintiffs dismissed the Action. Pursuant to the Settlement Agreement, the three plaintiffs agreed to voluntarily dismiss the Action, without affecting the claims of the putative class, with leave to reinstate the Action if the merger is not consummated on or before June 29, 2017. Defendants in turn agreed to settle plaintiffs' demand for a mootness fee for $185,000, but only upon consummation of the merger. If the merger is not consummated on or before June 29, 2017 and the Action is reinstated, the Settlement Agreement will be null and void, and plaintiffs may apply to the court for a mootness fee award, which defendants may oppose, in whole or in part. PrivateBancorp and CIBC agreed to settle Plaintiffs' demand for a mootness fee award solely to avoid the costs of further litigation. PrivateBancorp continues to believe the complaints are without merit, there are substantial legal and factual defenses to the claims asserted, and that proxy statement/prospectus contained in the registration statement first filed by CIBC on August 15, 2016 disclosed all material information prior to the inclusion of the Supplemental Disclosures.

Dissenters' Rights of Appraisal for Holders of PrivateBancorp Common Stock

        On June 16, 2016, Delaware enacted House Bill No. 371, which resulted in certain amendments to Section 262 of the Delaware General Corporate Law (the "DGCL"), among other things, affecting the appraisal rights available to dissenting shareholders in merger transactions. Such amendments apply to merger transactions consummated pursuant to merger agreements entered into on or after August 1, 2016. Because the original merger agreement by and between PrivateBancorp, CIBC and Holdco was entered into on June 29, 2016, but was materially amended after August 1, 2016, we have included Section 262 of the DGCL as in effect for merger agreements entered into prior to August 1, 2016 as Appendix D-1 to this supplement, and Section 262 as in effect for merger agreements entered into on or after August 1, 2016, as Appendix D-2 to this supplement.

AMENDMENT NO. 1 TO THE MERGER AGREEMENT

        The following is a summary of the material provisions of Amendment No. 1 to the original merger agreement, a copy of which is attached to this proxy supplement as Appendix A, and which we incorporate by reference into this supplement herein. This summary may not contain all of the information about Amendment No. 1 to the original merger agreement that is important to you. We encourage you to read carefully the original merger agreement, as amended by Amendment No. 1, in its entirety, as the rights and obligations of the parties thereto are governed by the express terms of the amended merger agreement and not by this summary or any other information contained in this supplement to the proxy statement/prospectus. Terms used, but not defined herein, shall have the meaning set forth in the original merger agreement.

        The following information supplements the information under the heading "The Merger Agreement" beginning on page 105 of the definitive proxy statement/prospectus dated October 31, 2016.

        Amendment No. 1 to the original merger agreement provides for an increase to the per share merger consideration to be paid to PrivateBancorp stockholders from (i) 0.3657 common shares of CIBC and (ii) $18.80 in cash, to (i) 0.4176 common shares of CIBC and (ii) $24.20 in cash.

        The value of the merger consideration constituting common shares of CIBC described in clause (i) will depend on the market price of CIBC common shares at the time you receive the CIBC common shares (following completion of the merger). For a discussion of the treatment of awards outstanding under PrivateBancorp's equity incentive plans as of the effective time, see "The Merger Agreement—Treatment of PrivateBancorp Equity Awards" beginning on page 106 of the proxy statement/prospectus dated October 31, 2016.

        The original merger agreement provided that a termination fee of $150 million would be payable by PrivateBancorp to CIBC upon termination of the Merger Agreement under certain specified circumstances. Amendment No. 1 revises the amount of the termination fee to be $198 million.

 THE SPECIAL MEETING

        The following information replaces the section entitled "The Special Meeting" beginning on page 28 of the definitive proxy statement/prospectus dated October 31, 2016

        This section contains information for holders of PrivateBancorp common stock about the special meeting that PrivateBancorp has called to allow its common stockholders to consider and approve the amended merger agreement. PrivateBancorp is mailing this supplement to the proxy statement/prospectus to its common stockholders on or about April [    •    ], 2017. Together with this supplement to the proxy statement/prospectus, PrivateBancorp is sending a notice of the special meeting and a form of proxy that PrivateBancorp's board of directors is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting.

        This supplement and the proxy statement/prospectus are also being furnished by CIBC to stockholders of PrivateBancorp as a prospectus in connection with the issuance of CIBC common shares upon completion of the merger.

Time, Place and Purpose of the Special Meeting

        This supplement to the proxy statement/prospectus is being furnished to PrivateBancorp common stockholders as part of the solicitation of proxies by the PrivateBancorp board of directors for use at the special meeting to be held on May [    •    ], 2017, at [    •    ] local time, at [    •    ], or at any postponement or adjournment thereof.

        At the special meeting, PrivateBancorp stockholders will be asked to consider and vote upon the following proposals:

  1.
  a proposal to adopt the amended merger agreement (the "amended merger agreement proposal");

  2.
  a proposal to approve, by advisory (non-binding) vote, certain compensation that may be paid or become payable to PrivateBancorp's named executive officers in connection with the merger (the "merger-related compensation proposal") and

  3.
  a proposal for adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the amended merger agreement (the "adjournment proposal").

Amended Merger Agreement Proposal

        PrivateBancorp common stockholders must adopt the amended merger agreement by approving the amended merger agreement proposal in order for the merger to occur. A copy of Amendment No. 1 is attached as Appendix A to this supplement. A copy of the original merger agreement is attached as Appendix A the definitive proxy statement/prospectus dated October 31, 2016, and you are encouraged to read the amended merger agreement carefully and in its entirety, as well as the other information in this supplement and in the proxy statement/prospectus.

Merger-Related Compensation Proposal

        Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, PrivateBancorp is providing its common stockholders with a separate advisory (non-binding) vote to approve the merger-related compensation that may be paid or become payable to its named executive officers that is based on or otherwise relates to the merger, as described in the table in the section entitled "Interests of PrivateBancorp's Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to PrivateBancorp's Named Executive Officers in Connection with the Merger," including the footnotes to the table and related narrative discussion.

        Stockholders are being asked to approve the following resolution on an advisory (non-binding) basis:

    "RESOLVED, that the compensation that may be paid or become payable to PrivateBancorp's named executive officers in connection with the merger, and the agreement or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section entitled "Interests of PrivateBancorp's Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to PrivateBancorp's Named Executive Officers in Connection with the Merger," including the footnotes to the table and the related narrative discussion, is hereby APPROVED."

        The vote on the merger-related compensation proposal is advisory in nature and, therefore, is not binding on PrivateBancorp or on CIBC or the boards of directors or the compensation committees of PrivateBancorp or CIBC, regardless of whether the amended merger agreement proposal is approved.

        Approval of this advisory (non-binding) proposal is not a condition to completion of the merger. If the merger is completed, the merger-related compensation may be paid to PrivateBancorp's named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements, and the outcome of this advisory (non-binding) vote will not affect PrivateBancorp's or CIBC's obligations to make these payments even if PrivateBancorp common stockholders do not approve, by advisory (non-binding) vote, this proposal.

        The vote on the merger-related compensation proposal is separate from the vote to adopt the amended merger agreement. You may vote "AGAINST" the merger-related compensation proposal and "FOR" approval of the amended merger agreement proposal and vice versa. You also may abstain from this proposal and vote on the amended merger agreement proposal and vice versa.

Adjournment Proposal

        PrivateBancorp common stockholders are being asked to grant authority to proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the amended merger agreement. If this proposal is approved, the special meeting could be successively adjourned to any date. In accordance with the PrivateBancorp by-laws, a vote on adjournment of the special meeting may be taken in the absence of a quorum. PrivateBancorp does not intend to call a vote on adjournment of the special meeting to solicit additional proxies if the amended merger agreement proposal is approved at the special meeting. Additionally, pursuant to the amended merger agreement, PrivateBancorp is only required to adjourn or postpone the special meeting to solicit additional proxies two times. On December 7, 2016, PrivateBancorp announced that it had postponed the special meeting that was originally scheduled for December 8, 2016 in view of the significant changes to trading market conditions to give PrivateBancorp's stockholders additional time to consider the value and long-term strategic benefits of the transaction.

        The approval of the adjournment proposal requires the affirmative vote of the holders of a majority of shares of PrivateBancorp common stock present in person or represented by proxy and entitled to vote thereon, whether or not a quorum is present.

Recommendations of the PrivateBancorp Board of Directors

        The PrivateBancorp board of directors recommends that you vote "FOR" the amended merger agreement proposal, "FOR" the merger-related compensation proposal and "FOR" the adjournment proposal.

Record Date

        PrivateBancorp has set the close of business on March 31, 2017 as the record date for the special meeting, and only holders of record of PrivateBancorp common stock on the record date are entitled to vote at the special meeting or any postponements or adjournments thereof. You are entitled to receive notice of, and to vote at, the special meeting if you owned shares of PrivateBancorp common stock, including shares in respect of PrivateBancorp restricted stock awards, as of the close of business on the record date. You will have one vote on all matters properly coming before the special meeting for each share of PrivateBancorp common stock that you owned as of the close of business on the record date.

        As of the record date, March 31, 2017, there were 80,022,968 shares of PrivateBancorp common stock outstanding and entitled to vote, held by 373 holders of record. As of the record date, the directors and executive officers of PrivateBancorp and their affiliates beneficially owned and were entitled to vote approximately 1,113,498 shares of PrivateBancorp common stock representing approximately 1.39% of the shares of PrivateBancorp common stock outstanding on that date.

        As of the record date, March 31, 2017, CIBC did not beneficially own any shares of PrivateBancorp's common stock.

Quorum Required

        The presence, in person or represented by proxy, of holders of a majority of the aggregate voting power of the issued and outstanding shares of PrivateBancorp common stock entitled to vote at the special meeting constitutes a quorum for the purposes of the special meeting.

        Abstentions, which occur when you vote "ABSTAIN" with respect to one or more proposals, will be considered present for purposes of establishing a quorum.

        Shares of PrivateBancorp common stock held in "street name" with respect to which the beneficial owner fails to give voting instructions to the broker, bank, nominee or other holder of record, and shares of PrivateBancorp common stock with respect to which the beneficial owner otherwise fails to vote, will not be considered present and entitled to vote at the special meeting for the purpose of determining the presence of a quorum. Failures to vote will not be considered present for purposes of establishing a quorum.

Vote Required

        The approval of the amended merger agreement proposal requires the affirmative vote of a majority of the outstanding shares of PrivateBancorp common stock entitled to vote thereon. Failures to vote, abstentions and broker non-votes will have the same effect as a vote "AGAINST" the approval of the amended merger agreement.

        The approval of the merger-related compensation proposal requires the affirmative vote of the holders of a majority of shares of PrivateBancorp common stock present in person or represented by proxy and entitled to vote thereon; however, such vote is advisory (non-binding) only. If your shares of PrivateBancorp common stock are present at the special meeting but are not voted on the proposal, or if you vote to abstain on the proposal, each will have the effect of a vote "AGAINST" the merger-related compensation proposal. If you fail to submit a proxy and fail to attend the special meeting, or if you do not instruct your bank, brokerage firm or other nominee to vote your shares of PrivateBancorp common stock in favor of the proposal, your shares of PrivateBancorp common stock will not be voted, but this will not have an effect on the advisory (non-binding) vote to approve the merger-related compensation proposal except to the extent it results in there being insufficient shares present at the meeting to establish a quorum.

        The approval of the adjournment proposal requires the affirmative vote of the holders of a majority of shares of PrivateBancorp common stock present in person or represented by proxy and entitled to vote thereon, whether or not a quorum is present. If your shares of PrivateBancorp common stock are present at the special meeting but are not voted on the proposal, or if you vote to abstain on the proposal, each will have the effect of a vote "AGAINST" the adjournment proposal. If you fail to submit a proxy and fail to attend the special meeting or if your shares of PrivateBancorp common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares of PrivateBancorp common stock, your shares of PrivateBancorp common stock will not be voted, but this will not have an effect on the approval of the adjournment proposal.

How to Vote

Stockholders of Record

        If your shares of PrivateBancorp common stock are registered directly in your name with the transfer agent of PrivateBancorp, Computershare, you are considered, with respect to those shares of PrivateBancorp common stock, the stockholder of record. If you are a stockholder of record, this proxy statement/prospectus and the enclosed proxy card have been sent directly to you by PrivateBancorp.

        If you are a stockholder of record, you may have your shares of PrivateBancorp common stock voted on matters presented at the special meeting in the following ways:

  •
  by touch-tone telephone or over the Internet, by accessing the telephone number or Internet website specified on the enclosed proxy card. The control number provided on your proxy card is designed to verify your identity when voting by telephone or by Internet. Proxies delivered over the Internet or by telephone must be submitted by 11:59 pm, Eastern Time, on the day before the special meeting. Please be aware that if you vote by telephone or over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible;

  •
  by completing, signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope, which must be received before the shares are voted at the special meeting; or

  •
  in person—you may attend the special meeting and cast your vote there. Attendance at the special meeting will not, in and of itself, constitute a vote or a revocation of a prior proxy, however.

  Beneficial Holders

        If your shares of PrivateBancorp common stock are held through a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares of PrivateBancorp common stock held in "street name." In that case, this proxy statement/prospectus has been forwarded to you by your bank, brokerage firm or other nominee who is considered, with respect to those shares of PrivateBancorp common stock, the stockholder of record. As the beneficial owner, you have the right to direct your bank, brokerage firm or other nominee how to vote your shares by following their instructions for voting.

        In accordance with the rules of the NASDAQ, brokers, banks and other nominees who hold shares of common stock in "street name" for their customers do not have discretionary authority to vote the shares with respect to the proposal to adopt the amended merger agreement, the advisory (non-binding) proposal to approve specified compensation that may be paid or become payable to the named executive officers of the Company in connection with the merger, or the adjournment of the special meeting, if necessary or appropriate, including to solicit additional proxies. Accordingly, if brokers, banks or other nominees do not receive specific voting instructions from the beneficial owner of such shares, they may not vote such shares with respect to these proposals. Under such circumstance, a "broker non-vote" would arise. Broker non-votes, if any, will not be considered present at the special meeting for purposes of determining whether a quorum is present at the special meeting, will have the same effect as a vote "AGAINST" the proposal to adopt the amended merger agreement and, assuming a quorum is present, will have no effect on the advisory (non-binding) proposal on executive compensation payable to the PrivateBancorp's named executive officers in connection with the merger or the adjournment proposal. Thus, for shares of common stock held in "street name," only shares of common stock affirmatively voted "FOR" the proposal to adopt the amended merger agreement will be counted as a vote in favor of such proposal.

  Savings Plan Participants

        If you participate in the PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (the "KSOP"), and your plan account had an investment in shares of PrivateBancorp common stock as of the record date, you must provide voting instructions to the plan trustee, Delaware Charter Guarantee & Trust Company d/b/a Principal Trust Company (the "Trustee"), by the Internet, telephone, or executed voting direction card for your shares to be voted according to your instructions.

        If voting instructions are not received by the Trustee with respect to shares of PrivateBancorp common stock allocated to your plan account in the KSOP, such shares will be voted by the Trustee in the same ratio as the shares for which voting directions have been received by the Trustee and in accordance with the Employee Retirement Income Security Act. The deadline to provide voting directions for shares allocated to your plan account in the KSOP is [    •    ], 2017 at 1:00 a.m., Central time, which, for administrative reasons, is earlier than the deadline for voting PrivateBancorp shares not held through the KSOP. You will not be able to submit or change voting directions after this deadline. If you own shares both through and outside of the KSOP, you will be required to vote those shares separately.

  Other Voting Instructions

        Please refer to the instructions on your proxy or voting instruction card to determine the deadlines for voting over the Internet or by telephone. If you submit a proxy by mailing a proxy card, your proxy card should be mailed in the accompanying prepaid reply envelope, and your proxy card must be filed with the Secretary of PrivateBancorp by the time the special meeting begins. Please do not send in your stock certificates with your proxy card. When the merger is completed, a separate letter of transmittal will be mailed to you that will enable you to receive the merger consideration in your elected form in exchange for your stock certificates.

        If you vote by proxy, the individuals named on the enclosed proxy card (each of them, with full power of substitution) will vote your shares of PrivateBancorp common stock in the way that you indicate. When completing the Internet or telephone processes or the proxy card, you may specify whether your shares of PrivateBancorp common stock should be voted "FOR" or "AGAINST" or to "ABSTAIN" from voting on all, some or none of the specific items of business to come before the special meeting.

        If you properly sign your proxy card but do not mark the boxes showing how your shares of PrivateBancorp common stock should be voted on a matter, the shares of PrivateBancorp common stock represented by your properly signed proxy will be voted "FOR" the amended merger agreement proposal, "FOR" the merger-related compensation proposal and "FOR" the adjournment proposal.

        If you hold your shares in more than one brokerage account, or if you hold your shares in multiple ways (as a record holder, beneficial holder and/or KSOP participant), you may have received more than one set of proxy materials. It is important that you return all proxy cards and voting instruction cards to make sure all your shares are voted.

        If you previously submitted a proxy for the special meeting of stockholders originally scheduled for December 8, 2016, which proxy has not subsequently been revoked, and are a holder of record on March 31, 2017, PrivateBancorp intends to vote such proxy at the rescheduled special meeting of stockholders on May [    •    ], 2017, as directed by the previously submitted proxy by you. Accordingly, if you have already submitted a proxy, you do not need to take any action unless you want to change or revoke your proxy.

        However, if you have acquired shares after the original record date, and those shares are held by a bank, broker or other nominee to whom you did not previously issue voting instructions with respect to the special meeting, those newly acquired shares will not be voted unless you follow the instructions on your voting card or otherwise provided by your broker, bank or other nominee for submitting a proxy with respect to those newly acquired shares. Moreover, if you held shares in "street name" through a bank or broker on the original record date, but have acquired shares after the original record date, and you are the stockholder of record of those newly acquired shares, then, whether or not you previously gave a voting instruction with respect to the shares that you held on the original record date, those newly acquired shares will not be voted unless you give a proxy with respect to those shares by completing, signing, dating and returning the enclosed proxy card, by following the instructions on the enclosed proxy card for Internet or telephone submissions or you attend the special meeting and vote in person. If you want to change or revoke your proxy, you need to submit a new proxy card, transmit additional voting instructions by telephone or through the Internet, or attend the applicable special meeting and vote in person. Otherwise, you will be considered to have voted on the proposals as indicated in the proxy card you previously provided and the proxies identified in the proxy card will vote your shares as indicated in that previously submitted proxy card. If you are a registered holder and you wish to change or revoke your proxy, please complete, sign, date and mail a new proxy card or submit a new proxy by telephone or through the Internet. If your shares are held in "street name" by your broker, and you wish to change or revoke your proxy, please refer to your voting card or other information forwarded by your broker, bank or other holder of record to determine whether you may submit a proxy by telephone or on the Internet and follow the instructions on the card or other information provided by the record holder.

        If you have any questions or need assistance voting your shares, please contact PrivateBancorp's proxy solicitors, Innisfree M&A Incorporated, by calling toll-free at 888-750-5834, or Alliance Advisors, LLC, by calling toll-free at 855-976-3324.

        IT IS IMPORTANT THAT YOU VOTE YOUR SHARES OF PRIVATEBANCORP COMMON STOCK PROMPTLY.

Revocations

  Stockholders of Record

        If you are a stockholder of record, you may change your vote at any time before your shares are voted in any of the following ways:

  •
  by voting via Internet or telephone at a later date (in which case only the later-submitted proxy will be counted and the earlier-submitted proxy will be revoked);

  •
  by completing, signing, dating and returning a new proxy card, which must be received before the shares are voted at the special meeting (in which case only the later-submitted proxy will be counted and the earlier-submitted proxy will be revoked);

  •
  by filing a timely written notice of revocation with the Corporate Secretary of PrivateBancorp at PrivateBancorp, Inc., Attn: Corporate Secretary, 120 South LaSalle Street, Chicago, Illinois 60603; or

  •
  in person—you may attend the special meeting and cast your vote there (in which case any earlier-submitted proxy will be revoked). Attendance at the special meeting will not, in and of itself, constitute a vote or a revocation of a prior proxy.

        Unless you decide to attend the meeting and vote your shares in person after you have submitted a prior proxy, we recommend that you revoke or amend your prior instructions in the same way you initially gave them—that is, by telephone, Internet or in writing. This will help to ensure that your shares are voted the way you have finally determined you wish them to be voted. If you revoke by mail or by using the telephone or Internet voting options, PrivateBancorp must receive the revocation before the special meeting begins. If you choose to revoke by mail, please make sure you have provided enough time for the replacement proxy to reach PrivateBancorp. Once the special meeting begins, you can only revoke your proxy in person. Once the polls close at the special meeting, the right to revoke ends.

  Beneficial Holders

        If you are a beneficial holder, you may change your vote by following the instructions provided to you by your bank, brokerage firm or other nominee and submit new voting instructions to such bank, brokerage firm or other nominee.

  Savings Plan Participants

        If you hold PrivateBancorp common stock through the KSOP, you must follow the instructions provided to you by the Trustee and submit new voting instructions to the Trustee. The deadline for such revocations is [    •    ], 2017, at 1:00 a.m., Central time. You will not be able to change your vote after this deadline.

Inspector of Election

        PrivateBancorp has appointed Computershare Inc. to act as the inspector of election at the special meeting.

Results of the Special Meeting

        The preliminary voting results will be announced at the special meeting. In addition, within four business days following certification of the final voting results, PrivateBancorp will file the final voting results with the SEC on Form 8-K.

Solicitation of Proxies; Payment of Solicitation Expenses

        PrivateBancorp will pay for the proxy solicitation costs related to the special meeting, except that PrivateBancorp and CIBC will share equally the costs and expenses of printing and mailing the proxy statement/prospectus and this supplement and all filing and other fees paid to the SEC in connection with the merger.

        PrivateBancorp has engaged Alliance Advisors, LLC to act as a proxy solicitor and to assist in the solicitation of proxies for the special meeting. PrivateBancorp has agreed to pay such proxy solicitor approximately $37,500 plus reasonable out-of-pocket expenses for such services and also will indemnify it against certain claims, costs, damages, liabilities, judgments and expenses. PrivateBancorp has also engaged Innisfree M&A Incorporated to act as a proxy solicitor and to assist in the solicitation of proxies for the special meeting. PrivateBancorp has agreed to pay such proxy solicitor an initial fee of $40,000 for the first two months of its services and an additional fee of $20,000 per month thereafter during the terms of its engagement, plus reasonable out-of-pocket expenses for such services and also will indemnify it against certain claims, costs, damages, liabilities, judgments and expenses.

        PrivateBancorp may reimburse banks, brokerage firms, other nominees or their respective agents for their expenses in forwarding proxy materials to beneficial owners of PrivateBancorp common stock.

        PrivateBancorp's directors, officers and employees also may solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Questions and Additional Information

        If you have additional questions about the merger, need assistance in submitting your proxy or voting your shares of PrivateBancorp common stock or need additional copies of this proxy statement/prospectus or the enclosed proxy card, please contact PrivateBancorp's proxy solicitors, Innisfree M&A Incorporated, by calling toll-free at 888-750-5834, or Alliance Advisors, LLC, by calling toll-free at 855-976-3324.

BENEFICIAL OWNERSHIP OF PRIVATEBANCORP COMMON STOCK

        The following information replaces the section entitled "Beneficial Ownership of PrivateBancorp Common Stock" beginning on page 120 of the definitive proxy statement/prospectus dated October 31, 2016.

        The following table sets forth the beneficial ownership of PrivateBancorp's common stock as of March 24, 2017, with respect to (1) each director; (2) each of its named executive officers identified in its proxy statement filed with the SEC on April 8, 2016; (3) all of its directors and executive officers as a group; and (4) each beneficial owner of more than 5% of its common stock, which is the only class of voting securities outstanding.

	Number of Common Shares Beneficially Owned (#)		Vested but Unsettled RSUs (#)(1)		Vested but Unsettled PSUs(#)(1)	Exercisable Options (#)	Total Amount of Beneficial Ownership (#)(2)	Total Percentage Ownership(2)(3)
5% or Greater Stockholders
BlackRock, Inc. 55 East 52nd Street New York, NY 10022	7,993,628	(4)	—		—	—	7,993,628	9.95%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	5,978,691	(5)	—		—	—	5,978,691	7.44%
State Street Corporation One Lincoln Street Boston, MA 02210	4,190,424	(6)	—		—	—	4,190,424	5.22%
Directors
Larry D. Richman**	320,500		109,623	(16)	62,201	312,679	805,003	1.00%
Diane M. Aigotti	507	(7)	1,918		—	—	2,425	*
Norman R. Bobins	66,846	(8)	21,709		—	62,500	151,055	*
Michelle L. Collins	—		2,980		—	—	2,980	*
James M. Guyette	132,013	(9)	21,250		—	3,000	156,263	*
Cheryl Mayberry McKissack	5,300		21,250		—	3,000	29,550	*
James B. Nicholson	25,049	(10)	21,250		—	—	59,112	*
Richard S. Price	—		1,918		—	—	1,918	*
Edward W. Rabin, Jr.	25,049	(11)	21,250		—	3,000	49,299	*
William R. Rybak	21,875	(12)	21,250		—	3,000	49,299	*
Alejandro Silva	30,563	(13)	21,250		—	3,000	54,813	*
Total Directors	641,850		264,313		62,201	390,179	1,358,543	1.68%
Non-director Named Executive Officers
Kevin M. Killips	112,568		5,126	(17)	23,991	100,337	242,022	*
Bruce R. Hague	106,531	(14)	4,162	(17)	21,840	7,149	139,682	*
Bruce S. Lubin	99,734		4,686	(17)	21,451	130,960	256,831	*
Karen B. Case	65,506	(15)	3,741	(17)	17,108	127,638	213,993	*

Total Directors and Executive Officers (19 persons)	1,171,446	(18)	293,418	(19)	198,335	971,373	2,634,572	3.23%

*
Less than 1%

**
Denotes person who serves as a director and who is also a named executive officer.

(1)
Excludes unvested restricted stock units ("RSUs") and performance share units ("PSUs") and includes RSUs and PSUs that have vested but not yet settled. While recipients of RSUs and PSUs have no voting power with respect to the underlying shares until the units settle (and no executive's RSUs or PSUs are scheduled to settle within 60 days of the date of this table), they are included because the structure of the Company's director and executive compensation programs places significant emphasis on the use of RSUs and PSUs with delayed settlement features. To exclude vested RSUs and PSUs (which the recipient has a legal right to receive in the future) solely because there are no current voting rights would not accurately reflect their financial interest in the Company. With respect to directors, the table includes vested RSUs that have not yet settled because the director may receive the underlying shares upon leaving the board at any time.

(2)
Beneficial ownership is determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, subject to footnote (1) above.

(3)
Based upon 80,023,178 total shares outstanding as of March 24, 2017.

(4)
Based on information included in a Schedule 13G/A filed on January 9, 2017 by BlackRock, Inc.

(5)
Based on information included in a Schedule 13G/A filed on February 13, 2017 by The Vanguard Group.

(6)
Based on information included in a Schedule 13G filed on February 8, 2017 by State Street Corporation.

(7)
Represents 507 shares held in the deferred compensation plan for Ms. Aigotti's account.

(8)
Includes 18,470 shares owned by The Robert Thomas Bobins Foundation, a private foundation for which Mr. Bobins and his spouse are trustees. Mr. Bobins is deemed to have shared voting and investment power over these shares.

(9)
Includes 7,300 shares held by Mr. Guyette's spouse and 8,652 shares held in the Company's deferred compensation plan for Mr. Guyette's account.

(10)
Includes 10,372 shares held in the Company's deferred compensation plan for Mr. Nicholson's account.

(11)
Includes 4,937 shares held in the Company's deferred compensation plan for Mr. Rabin's account.

(12)
Includes 2,610 shares held by Mr. Rybak's spouse.

(13)
Includes 16,922 shares held in the Company's deferred compensation plan for Mr. Silva's account.

(14)
Includes 1,300 shares held by Mr. Hague's spouse and 5,874 shares in the Company's deferred compensation plan for Mr. Hague's account.

(15)
Includes 964 shares held in the Company's deferred compensation plan for Ms. Case's account.

(16)
Excludes 89,320 unvested RSUs for Mr. Richman, which will vest over the next three years on the basis of continued employment.

(17)
Excludes the following unvested RSUs, which will vest over the next three years on the basis of continued employment: Mr. Killips (24,461); Mr. Hague (17,042); Mr. Lubin (18,901); and Ms. Case (16,166).

(18)
Includes an aggregate 57,948 deferred stock units held in the deferred compensation plan representing rights to receive shares of PrivateBancorp common stock. Participants have no right to vote with respect to the deferred stock units.

(19)
Excludes a total of 139,663 unvested RSUs granted to non-director executive officers, which will vest over the next three years on the basis of continued employment.

 DESCRIPTION OF CIBC SHARE CAPITAL

        The following information replaces the information provided under the subsection with the heading "CIBC Share Capital" under the heading "Description of CIBC Share Capital" beginning on page 122 of the definitive proxy statement/prospectus dated October 31, 2016.

CIBC Share Capital

        CIBC's authorized share capital consists of (i) an unlimited number of common shares, without nominal or par value, (ii) an unlimited number of Class A preferred shares, without nominal or par value, provided that the maximum aggregate consideration for all outstanding Class A preferred shares at any time may not exceed C$10 billion and (iii) an unlimited number of Class B preferred shares, without nominal or par value, provided that the maximum aggregate consideration for all outstanding Class B preferred shares at any time may not exceed C$10 billion. As at January 31, 2017, CIBC had issued and outstanding 399,559,217 common shares, 40,000,000 Class A preferred shares (Series 39, 41 and 43) and no Class B preferred shares.

 EXPERTS

        The following information supplements the section entitled "Experts" beginning on page 136 of the definitive proxy statement/prospectus dated October 31, 2016.

        The consolidated financial statements of PrivateBancorp, Inc. appearing in PrivateBancorp, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2016, and the effectiveness of PrivateBancorp, Inc.'s internal control over financial reporting as of December 31, 2016 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of CIBC as at October 31, 2016 and 2015 and for the years ended October 31, 2016, 2015 and 2014 incorporated in this proxy statement/prospectus from CIBC's annual report on Form 40-F for the year ended October 31, 2016 and the effectiveness of internal control over financial reporting of CIBC as of October 31, 2016, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their reports which are incorporated by reference. Such consolidated financial statements have been so incorporated herein by reference in reliance upon the reports given upon their authority as experts in accounting and auditing.

SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

        The following information replaces the section entitled "Shareholder Proposals for Next Annual Meeting" beginning on page 137 of the definitive proxy statement/prospectus dated October 31, 2016.

  PrivateBancorp

        Depending on when the merger is completed, PrivateBancorp may not hold an annual meeting of stockholders in 2017. In the event that the merger is not completed on the expected time frame, or at all, PrivateBancorp may hold a 2017 annual meeting. Any shareholder nominations or proposals for other business intended to be presented at PrivateBancorp's next annual meeting must be submitted to PrivateBancorp as set forth below.

        If a stockholder seeks to have a proposal considered for inclusion in the Company's proxy statement and proxy card for our 2017 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act, the required notice under Rule 14a-8 must be received by December 9, 2016 by our Corporate Secretary at our executive offices at 120 South LaSalle Street, Chicago, Illinois 60603. If PrivateBancorp holds an annual meeting of stockholders in 2017 and it is more than 30 days from the anniversary of the date of the 2016 annual meeting, the deadline will be a reasonable time before PrivateBancorp begins to print and mail its proxy materials. Any such proposal will be subject to the requirements of Rule 14a-8.

        PrivateBancorp's by-laws establish advance notice procedures as to (i) business to be brought before an annual meeting of stockholders other than by or at the direction of the PrivateBancorp board of directors, and (ii) the nomination, other than by or at the direction of the PrivateBancorp board of directors, of candidates for election as directors. Under the Company's by-laws, nominations for director or other business proposals to be addressed at PrivateBancorp's 2017 annual meeting may have been made by a stockholder entitled to vote who delivered a notice to the Chairman of the Board, Chief Executive or Secretary of PrivateBancorp that was received no later than 120 days prior to the meeting; provided, however, that if less than 130 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, to be timely a stockholder's notice must be received by the close of business on the tenth day following the day on which notice of the day of the annual meeting was mailed or such public disclosure was made. The notice must have contained the information and followed the procedures required by the by-laws. Copies of PrivateBancorp's by-laws may be obtained by written request addressed to the Secretary at PrivateBancorp's principal executive offices.

  CIBC

        Any CIBC shareholder who intends to submit a proposal for inclusion in the management proxy circular for the 2018 annual meeting of CIBC must submit the proposal to the Corporate Secretary of CIBC by November 25, 2017 at CIBC's head office located at 199 Bay Street, Commerce Court West, Suite 4460, Toronto, Ontario M5L 1A2. Any CIBC shareholder who intended to submit a proposal for inclusion in the management proxy circular for the 2017 annual meeting of CIBC must have already submitted such a proposal to CIBC by November 18, 2016.

        Proposals by shareholders of a bank may be made by certain registered or beneficial holders of shares that are entitled to vote at an annual meeting of shareholders. To be eligible to submit any shareholder proposal, a shareholder must satisfy certain eligibility criteria set forth in the Bank Act. Under the Bank Act, shareholder proposals may only be submitted at annual meetings of shareholders. A shareholder eligible to submit a proposal and entitled to vote at an annual meeting of shareholders may submit to CIBC notice of any matter that the shareholder proposes to raise at the meeting provided that, among other things, the proposal is submitted to CIBC at least 90 days before the anniversary date of the notice of meeting that was sent to shareholders in respect of CIBC's previous annual meeting of shareholders. The written proposal must contain certain information about the proposal and the shareholder making the proposal and otherwise comply with the procedures set forth in the Bank Act.

        Under the Bank Act, in order for a shareholder proposal to include nominations of candidates for election to CIBC's board of directors, it must be signed by holders of not less than 5% of the issued and outstanding shares or 5% of the issued and outstanding shares of a class of shares entitled to vote at the meeting at which the proposal is to be presented, and such shareholders must have held such shares for at least the six-month period immediately preceding the day on which the proposal was submitted.

 WHERE YOU CAN FIND MORE INFORMATION

        The following information replaces the section entitled "Where You Can Find More Information" beginning on page 138 of the definitive proxy statement/prospectus dated October 31, 2016.

        PrivateBancorp files reports, proxy statements and other information with the SEC as required under the Exchange Act. CIBC files or furnishes annual reports, current reports and other information with the SEC under the Exchange Act. As CIBC is a "foreign private issuer," under the rules adopted under the Exchange Act it is exempt from certain of the requirements of the Exchange Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant shareholders under Section 16 of the Exchange Act.

        You may read and copy any reports, statements or other information filed by CIBC or PrivateBancorp at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

        The SEC maintains a website that contains reports, proxy statements and other information, including those filed by CIBC and PrivateBancorp, at www.sec.gov. You may also access the SEC filings and obtain other information about CIBC and PrivateBancorp through the websites maintained by CIBC and PrivateBancorp at www.cibc.com and www.theprivatebank.com, respectively. The information contained in those websites is not incorporated by reference in, or in any way part of, this proxy statement/prospectus.

        CIBC files reports, statements and other information with the Canadian provincial and territorial securities administrators. CIBC filings are also electronically available to the public from the Canadian System for Electronic Document Analysis and Retrieval, the Canadian equivalent of the SEC's EDGAR system, at www.sedar.com.

        CIBC has filed a registration statement on Form F-4 to register with the SEC the CIBC common shares to be issued in connection with the merger. This document is a part of that registration statement and constitutes the prospectus of CIBC in addition to being a proxy statement for the PrivateBancorp common stockholders.

Incorporation of Certain Documents by Reference

        As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement on Form F-4 filed by CIBC and the exhibits to the registration statement. In addition, the SEC allows CIBC and PrivateBancorp to "incorporate by reference" information into this proxy statement/prospectus, which means that CIBC and PrivateBancorp can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information included directly in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that CIBC and PrivateBancorp have previously filed with the SEC, in each case to the extent filed and not furnished. These documents contain important information about the companies and their financial condition.

CIBC Filings with the SEC (File No. 1-14678)	Period and/or Filing Date
Annual Report on Form 40-F	Year ended October 31, 2016, as filed December 1, 2016
Report of Foreign Private Issuer on Form 6-K	Quarter ended January 31, 2017, as filed February 23, 2017
Report of Foreign Private Issuer on Form 6-K	Filed March 30, 2017
Report of Foreign Private Issuer on Form 6-K	Filed March 10, 2017
Report of Foreign Private Issuer on Form 6-K	Filed December 13, 2016
Report of Foreign Private Issuer on Form 6-K	Filed December 1, 2016
Report of Foreign Private Issuer on Form 6-K	Filed December 1, 2016
Report of Foreign Private Issuer on Form 6-K	Filed December 1, 2016
Report of Foreign Private Issuer on Form 6-K	Filed December 1, 2016
Report of Foreign Private Issuer on Form 6-K	Filed November 4, 2016

PrivateBancorp Filings with the SEC (File No. 001-34066)	Period and/or Filing Date
Annual Report on Form 10-K	Year ended December 31, 2016, as filed March 1, 2017
Current Report on Form 8-K	Filed March 30, 2017
Current Report on Form 8-K	Filed March 6, 2017

        Notwithstanding the foregoing, information furnished by PrivateBancorp or CIBC on any Current Report on Form 8-K or Report of Foreign Private Issuer on Form 6-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is deemed furnished and not filed for purposes of the Exchange Act will not be deemed to be incorporated by reference into this proxy statement/prospectus.

        All documents filed by CIBC and PrivateBancorp under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this proxy statement/prospectus to the completion of the offering will also be deemed to be incorporated into this proxy statement/prospectus by reference other than the portions of those documents not deemed to be filed. These documents include periodic reports, such as Annual Reports on Form 10-K and 40-F, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and, to the extent, if any, CIBC designates therein that they are so incorporated, Reports of Foreign Private Issuer on Form 6-K that CIBC furnishes to the SEC.

        In addition, the description of CIBC common shares contained in CIBC's registration statements under Section 12 of the Exchange Act is incorporated by reference.

        You may also obtain copies of any document incorporated in this proxy statement/prospectus, without charge, by requesting them in writing or by telephone from the appropriate company at the following addresses.

PRIVATEBANCORP, INC.
120 SOUTH LASALLE STREET
CHICAGO, ILLINOIS 60603
ATTENTION: CORPORATE SECRETARY
TELEPHONE: (312) 564-2000

CANADIAN IMPERIAL BANK OF COMMERCE
COMMERCE COURT
TORONTO, ONTARIO
CANADA, M5L 1A2
ATTENTION: CORPORATE SECRETARY
TELEPHONE: (416) 980-2211

        If you would like to request documents, please do so by [    •    ], 2017 to receive them before the special meeting. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

APPENDIX A

AMENDMENT NO. 1 TO
AGREEMENT AND PLAN OF MERGER

        This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this "Amendment"), dated as of March 30, 2017, is made by and among CANADIAN IMPERIAL BANK OF COMMERCE, a Canadian chartered bank ("Parent"), PRIVATEBANCORP, INC., a Delaware corporation ("Company"), and CIBC HOLDCO INC., a Delaware corporation and a direct, wholly owned subsidiary of Parent ("Holdco").

W I T N E S S E T H:

        WHEREAS, Parent, Company and Holdco are parties to that certain Agreement and Plan of Merger, dated as of June 29, 2016 (the "Merger Agreement");

        WHEREAS, Parent, Company and Holdco desire to amend certain terms of the Merger Agreement as set forth herein;

        WHEREAS, Section 9.2 of the Merger Agreement provides that any amendment to the Merger Agreement must be made by an instrument in writing specifically designated as an amendment to the Merger Agreement signed on behalf of the parties hereto; and

        WHEREAS, the respective boards of directors of the parties hereto have approved the execution and delivery of this Amendment on behalf of the parties hereto.

        NOW THEREFORE, in consideration of the mutual agreements contained herein, and intending to be legally bound hereby, Parent, Company and Holdco agree as follows:

        SECTION 1.    Definitions.    Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed to them in the Merger Agreement.

        SECTION 2.    Amendments to Merger Agreement.

        2.1   Clauses (i) and (ii) of Section 1.5(a) of the Merger Agreement are hereby amended by deleting such clauses in their entirety and replacing them with the following:

  "(i) 0.4176 common shares (the "Exchange Ratio") of Parent (the "Parent Common Shares") and (ii) $24.20 in cash (the "Per Share Cash Consideration") (the consideration described in clauses (i) and (ii), the "Merger Consideration")."

        2.2   Section 6.1(a) of the Merger Agreement is hereby amended by adding a new sentence, at the end of such Section 6.1(a), to read as follows:

  "If this Agreement is amended or restated, Parent shall, to the extent required by applicable Law, promptly file with the SEC a post-effective amendment to the F-4 that contains a supplement to the Proxy Statement disclosing the matters that are the subject of this Amendment, together with any other related disclosures that are necessary or appropriate, and, to the extent required by applicable Law, each of the Parties shall use its reasonable best efforts to promptly, and in no event later than fourteen (14) days after the date of such amendment or restatement, prepare, file, mail and deliver such supplement to the Proxy Statement to the stockholders of Company."

        2.3   Clause (i) of Section 8.2(b) of the Merger Agreement is hereby amended by deleting "$150,000,000" and replacing it with "$198,000,000".

        SECTION 3.    Representations of the Parties.

        3.1   Company has full corporate power and authority to execute and deliver this Amendment. The execution and delivery of this Amendment and the consummation of the Merger has been duly and validly approved by the Board of Directors of Company. This Amendment has been duly and validly executed and delivered by Company and (assuming due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).

        3.2   Each of Parent and Holdco has full corporate power and authority to execute and deliver this Amendment. The execution and delivery of this Amendment and the consummation of the Merger has been duly and validly approved by the Board of Directors of each of Parent and Holdco. This Amendment has been duly and validly executed and delivered by each of Parent and Holdco and (assuming due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding obligation of each of Parent and Holdco, enforceable against Parent and Holdco in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).

        SECTION 4.    Merger Agreement.    Except as and to the extent modified by this Amendment, all of the terms, conditions and other provisions of the Merger Agreement shall remain in full force and effect, in all respects.

        SECTION 5.    References.    All references to the Merger Agreement (including "this Agreement," "hereunder," "hereof," "hereby" or words of similar import) shall refer to the Merger Agreement, as amended by this Amendment. References in the Merger Agreement, the Company Disclosure Schedule and the Parent Disclosure Schedule to "the date hereof," "the date of this Agreement" and words of similar import shall in all instances continue to refer to June 29, 2016.

        SECTION 6.    Miscellaneous.    Article IX of the Merger Agreement shall apply to this Amendment mutatis mutandis and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Signature Page Follows]

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto authorized as of the date first above written.

CANADIAN IMPERIAL BANK OF COMMERCE
By:	/s/ VICTOR G. DODIG
	Name:	Victor G. Dodig
	Title:	President and Chief Executive Officer
By:	/s/ MICHAEL G. CAPATIDES
	Name:	Michael G. Capatides
	Title:	Senior Executive Vice President, Chief Administrative Officer, General Counsel
PRIVATEBANCORP, INC.
By:	/s/ LARRY D. RICHMAN
	Name:	Larry D. Richman
	Title:	President & Chief Executive Officer
CIBC HOLDCO INC.
By:	/s/ MICHAEL G. CAPATIDES
	Name:	Michael G. Capatides
	Title:	Director

APPENDIX B

PERSONAL AND CONFIDENTIAL

March 30, 2017

Board of Directors
PrivateBancorp, Inc.
120 S. LaSalle Street
Chicago, IL 60603

Ladies and Gentlemen:

        You have requested our opinion as to the fairness from a financial point of view to the holders (other than Canadian Imperial Bank of Commerce ("CIBC") and its affiliates) of the outstanding shares of common stock, without par value (the "Shares"), of PrivateBancorp, Inc. (the "Company") of the Aggregate Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of June 29, 2016, by and among CIBC, CIBC Holdco Inc., a direct, wholly owned subsidiary of CIBC ("Holdco"), and the Company, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of March 30, 2017, by and among CIBC, Holdco and the Company (collectively, the "Agreement"). Pursuant to the Agreement, the Company will be merged with and into Holdco and each outstanding Share will be converted into $24.20 in cash (the "Cash Consideration") and 0.4176 common shares ("CIBC Common Shares") of CIBC (the "Share Consideration," together with the Cash Consideration, the "Aggregate Consideration").

        Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, CIBC, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the "Transaction"). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time. We have provided certain financial advisory and/or underwriting services to CIBC and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation. We may also in the future provide financial advisory and/or underwriting services to the Company, CIBC and their respective affiliates for which our Investment Banking Division may receive compensation.

        In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2016 and annual reports to shareholders and Annual Reports on Form 40-F of CIBC for the five fiscal years ended October 31, 2016; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and certain interim reports to shareholders of CIBC; certain other communications from the Company to its stockholders and from CIBC to its shareholders; certain publicly available research analyst reports for the Company and CIBC; and

certain updated internal financial analyses and forecasts for the Company on a stand-alone basis prepared by its management ("Company Financial Forecasts"), certain financial analyses and forecasts for CIBC on a stand-alone basis reflecting CIBC management's publicly disclosed guidance, as extrapolated by the management of the Company ("CIBC Forecasts"), and certain financial analyses and forecasts for the combined Company and CIBC provided by the Company and comprised of the Company Financial Forecasts, the CIBC Forecasts and the Adjustments/Synergies (as defined below), in each case, as approved for our use by the Company (the "Forecasts"), including certain adjustments and operating synergies anticipated by the management of the Company to result from the Transaction, as approved for our use by the Company (the "Adjustments/Synergies"). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and CIBC and the strategic rationale for, and the potential benefits of, the Transaction and with members of the senior management of CIBC regarding their assessment of the past and current business operations, financial condition and future prospects of CIBC and the strategic rationale for, and the potential benefits of, the Transaction; reviewed the reported price and trading activity for the Shares and CIBC Common Shares; compared certain financial and stock market information for the Company and CIBC with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the banking industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

        For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Adjustments/Synergies, have been reasonably prepared and reflect the best currently available estimates and judgments of the management of the Company. We have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or CIBC or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances and marks for losses with respect thereto and, accordingly, we have assumed that such allowances and marks are in the aggregate adequate to cover such losses. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or CIBC or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

        Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than CIBC and its affiliates) of Shares, as of the date hereof, of the Aggregate Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Aggregate Consideration to be paid to the holders (other than CIBC and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which the CIBC Common Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or CIBC or the ability of the Company or CIBC to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid to the holders (other than CIBC and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,
/s/ GOLDMAN, SACHS & CO. (GOLDMAN, SACHS & CO.)

APPENDIX C

[LETTERHEAD OF SANDLER O'NEILL & PARTNERS, L.P.]

March 29, 2017

Board of Directors
PrivateBancorp, Inc.
120 S. LaSalle Street, Suite 400
Chicago, IL 60603

Ladies and Gentlemen:

        PrivateBancorp, Inc. ("Company"), Canadian Imperial Bank of Commerce ("Parent") and CIBC Holdco Inc. ("Holdco"), a direct, wholly-owned subsidiary of Parent, are proposing to enter into an Amendment (the "Amendment") to the Agreement and Plan of Merger, dated as of June 29, 2016 (the "Original Merger Agreement" and, together with the Amendment, the "Agreement"), entered into by and among Company, Parent and Holdco, pursuant to which Company will merge with and into Holdco (the "Merger") with Holdco surviving the Merger. Pursuant to the terms of the Agreement, upon the Effective Time of the Merger, each share of common stock, no par value, of Company issued and outstanding immediately prior to the Effective Time ("Company Common Stock"), except for certain shares of Company Common Stock as specified in the Agreement, shall be converted, in accordance with the procedures set forth in the Agreement, into the right to receive, without interest, (i) 0.4176 common shares of Parent (the "Per Share Stock Consideration"), and (ii) $24.20 in cash (the "Per Share Cash Consideration"). The terms and conditions of the Merger are more fully set forth in the Agreement. The Per Share Stock Consideration and the Per Share Cash Consideration are collectively referred to herein as the "Merger Consideration." Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock.

        Sandler O'Neill & Partners, L.P. ("Sandler O'Neill", "we" or "our"), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) the Original Merger Agreement and a draft of the Amendment, dated as of March 17, 2017, including certain adjustments to the terms of the Amendment, as provided by and discussed with the senior management of Company; (ii) certain publicly available financial statements and other historical financial information of Company that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Parent that we deemed relevant; (iv) internal financial projections for Company for the years ending December 31, 2017 through December 31, 2022, as provided by the senior management of Company; (v) publicly available mean and median analyst earnings per share estimates for Company for the years ending December 31, 2017 and December 31, 2018; (vi) financial projections for Parent for the years ending October 31, 2017 through October 31, 2022, as provided by the senior management of Company; (vii) publicly available mean and median analyst earnings per share estimates for Parent for the years ending October 31, 2017 and October 31, 2018; (viii) the pro forma financial impact of the Merger on Parent based on certain assumptions relating to transaction expenses, purchase accounting adjustments, a core deposit intangible asset and cost savings, as provided by the senior management of Company; (ix) the publicly reported historical price and trading activity for Company Common Stock and Parent common stock, including a comparison of certain stock market information for Company and Parent common stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded; (x) a comparison of certain financial information for Company and Parent with similar institutions for which information is publicly available; (xi) the financial terms of certain recent business combinations in the banking industry (on a regional and nationwide basis), to the extent publicly available; (xii) the current market environment generally and the banking environment in particular; and (xiii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Company the business, financial condition, results of operations and prospects of Company and held similar discussions with certain members of senior management of Parent regarding the business, financial condition, results of operations and prospects of Parent.

        In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by Company or Parent, or their respective representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the respective managements of Company and Parent that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Company or Parent or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of Company or Parent or any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Company or Parent, or the combined entity after the Merger and we have not reviewed any individual credit files relating to Company or Parent or any of their respective subsidiaries. We have assumed, with your consent, that the respective allowances for loan losses for both Company and Parent are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

        In preparing its analyses, Sandler O'Neill used internal financial projections for Company for the years ending December 31, 2017 through December 31, 2022, as provided by the senior management of Company. In addition, in preparing its analyses Sandler O'Neill used financial projections for Parent for the years ending October 31, 2017 through October 31, 2022, as provided by the senior management of Company. Sandler O'Neill also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments, a core deposit intangible asset and cost savings, as provided by the senior management of Company. With respect to the foregoing information, the management of Company confirmed to us that such information reflected the best currently available projections, estimates and judgment of senior management of the future financial performance of Company and Parent, as applicable, and we assumed that such performance would be achieved. We express no opinion as to such projections, estimates or judgments, or the assumptions on which they are based. We have also assumed that there has been no material change in Company's or Parent's assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Company and Parent will remain as going concerns for all periods relevant to our analyses.

        We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Company, Parent or the benefits contemplated by the Merger or any related transaction, and (iii) the Merger and any related transaction will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. We express no opinion as to any of the legal, accounting or tax matters relating to the Merger or any other transactions contemplated in connection therewith.

        Our analyses and opinion are necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading values of Company Common Stock or Parent common stock at any time or what the value of Parent common stock will be once it is actually received by the holders of Company Common Stock.

        We will receive a fee for rendering this opinion. Company has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. Sandler O'Neill rendered a fairness opinion to the board of directors of Company in June 2016 in connection with the Merger, for which Company paid Sandler O'Neill a fee of $1 million. In addition, Sandler O'Neill Mortgage Finance L.P. ("SOMF"), an affiliate of Sandler O'Neill, acted as introducing broker to a subsidiary of Company, The PrivateBank and Trust Company ("PrivateBank"), in connection with the sale of loans by PrivateBank for which PrivateBank paid SOMF a fee of $36,784 in August 2016. Except for the foregoing, we have not provided any other investment banking services to Company in the two years immediately preceding the date hereof, nor have we provided any investment banking services to Parent in the two years immediately preceding the date hereof. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Company or Parent and their respective affiliates. We may also actively trade the equity and debt securities of Company and Parent or their respective affiliates for our own account and for the accounts of our customers.

        Our opinion is directed to the Board of Directors of Company in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of Company as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the adoption of the Agreement and approval of the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock and does not address the underlying business decision of Company to engage in the Merger, the form or structure of the Merger or the other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Company or the effect of any other transaction in which Company might engage. We also do not express any opinion as to the amount of compensation to be received in the Merger by any Company or Parent officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Sandler O'Neill's fairness opinion committee. This opinion shall not be reproduced without Sandler O'Neill's prior written consent; provided, however, Sandler O'Neill will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the Merger.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to holders of Company Common Stock from a financial point of view.

Very truly yours,
/s/ SANDLER O'NEILL & PARTNERS, L.P.

APPENDIX D-1:

APPENDIX D-1—SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE (in effect for merger agreements entered into prior to August 1, 2016)

§ 262. Appraisal rights.

(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)
Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.
Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

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  (3)
  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (4)
  In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)
Appraisal rights shall be perfected as follows:

(1)
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)
If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of

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    a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)
Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

(f)
Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names

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  and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)
At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)
After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

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(k)
From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)
The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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APPENDIX D-2:

APPENDIX D-2—SECTION 262 OF THE GENERAL CORPORATE LAW OF THE STATE OF DELAWARE (in effect for merger agreements entered into on or after August 1, 2016)

§ 262 Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior

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  to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be

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  sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein

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stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal

D-2-4

proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

D-2-5

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

        Under the Bank Act and CIBC's by-laws, CIBC indemnifies any director of officer of CIBC, any former director of officer of CIBC, and any other person who acts or acted at CIBC's request as a director or officer of or in a similar capacity for another entity, and his or her heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding in which they are involved because of that association with CIBC or other entity; provided (i) the person acted honestly and in good faith or in a similar capacity; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believe that their conduct was lawful.

        Under the Bank Act, the indemnified persons referred to above are entitled to indemnity from CIBC in respect of all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the person in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the person is subject because of their association with CIBC or another entity, if the person seeking indemnity:

  •
  was not judged by the court or other competent authority to have committed any fault or omitted to do anything they ought to have done; and

  •
  fulfils the conditions set out in (i) and (ii) above.

        CIBC has obtained director's and officer's liability insurance coverage, which, subject to policy terms and limitations, provides coverage for directors and officers of CIBC, acting as directors and officers of CIBC and its subsidiaries, in certain circumstances where CIBC is unable to provide indemnification to such directors and officers.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.    Exhibits and Financial Statement Schedules

        The following documents are exhibits to the registration statement.

Exhibit No.	Description of Document
2.1	Agreement and Plan of Merger, dated as of June 29, 2016, by and between Canadian Imperial Bank of Commerce, a Canadian chartered bank, PrivateBancorp, Inc., a Delaware corporation, and CIBC Holdco Inc., a Delaware corporation and a direct, wholly owned subsidiary of Canadian Imperial Bank of Commerce.†*
2.2
Amendment No. 1 to the Agreement and Plan of Merger, dated March 30, 2017, by and between Canadian Imperial Bank of Commerce, a Canadian chartered bank, PrivateBancorp, Inc., a Delaware corporation, and CIBC Holdco Inc., a Delaware corporation and a direct, wholly owned subsidiary of Canadian Imperial Bank of Commerce (attached as Appendix A to the proxy statement/prospectus contained in this Registration Statement).**
3.1	By-laws of Canadian Imperial Bank of Commerce (incorporated by reference to the Current Report on Form 6-K filed by Canadian Imperial Bank of Commerce with the SEC on April 5, 2016).

Exhibit No.	Description of Document
5.1	Legal Opinion of Torys LLP as to the validity of the common shares of Canadian Imperial Bank of Commerce being registered.**
8.1	Opinion of Mayer Brown LLP as to certain tax matters.**
8.2	Opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters.**
23.1	Consent of Torys LLP (included in Exhibit 5.1).
23.2	Consent of Mayer Brown LLP (included in Exhibit 8.1).
23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2).
23.4	Consent of Ernst & Young LLP.**
23.5	Consent of Ernst & Young LLP.**
24.1	Power of Attorney (on signature page).*
99.1	Form of proxy for PrivateBancorp, Inc.***
99.2	Consent of Goldman, Sachs & Co.**
99.3	Consent of Sandler O'Neill & Partners, L.P.**

†
Pursuant to Item 601(b)(2) of Regulation S-K, CIBC agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger to the SEC upon request.

*
Previously filed.

**
Filed herewith.

***
To be filed by amendment.

Item 22.    Undertakings.

(a)
The undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4)
  To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reoffering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (a)
  The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking clause (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (b)
  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on April 6, 2017.

CANADIAN IMPERIAL BANK OF COMMERCE
By:	/s/ VICTOR G. DODIG Victor G. Dodig President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	CAPACITY	DATE

/s/ VICTOR G. DODIG Victor G. Dodig	President, Chief Executive Officer and Director (Principal Executive Officer)	April 6, 2017
/s/ KEVIN GLASS Kevin Glass	Senior Executive Vice-President and Chief Financial Officer (Principal Financial Officer)	April 6, 2017
/s/ DAVID ARNOLD David Arnold	Executive Vice-President, Finance Shared Services and Global Controller (Controller)	April 6, 2017
* John P. Manley	Chair of the Board	April 6, 2017
* Brent S. Belzberg	Director	April 6, 2017
* Nanci E. Caldwell	Director	April 6, 2017
* Gary F. Colter	Director	April 6, 2017
* Patrick D. Daniel	Director	April 6, 2017

SIGNATURE	CAPACITY	DATE

* Luc Desjardins	Director	April 6, 2017
* Gordon D. Giffin	Director	April 6, 2017
* Linda S. Hasenfratz	Director	April 6, 2017
* Kevin J. Kelly	Director	April 6, 2017
* Christine E. Larsen	Director	April 6, 2017
* Nicholas D. Le Pan	Director	April 6, 2017
* Jane L. Peverett	Director	April 6, 2017
* Katharine B. Stevenson	Director	April 6, 2017
* Martine Turcotte	Director	April 6, 2017
* Ronald W. Tysoe	Director	April 6, 2017
* Barry L. Zubrow	Director	April 6, 2017

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Canadian Imperial Bank of Commerce in the United States, on April 6, 2017.

By:	/s/ MICHAEL G. CAPATIDES Michael G. Capatides Authorized Representative in the United States

*
Victor G. Dodig, by signing his name hereto, does sign this document on behalf of the above-noted individuals, pursuant to power of attorney duly executed by such individuals which has been filed as an exhibit to this Registration Statement.

By:	/s/ VICTOR G. DODIG Victor G. Dodig Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Description of Document
2.1	Agreement and Plan of Merger, dated as of June 29, 2016, by and between Canadian Imperial Bank of Commerce, a Canadian chartered bank, PrivateBancorp, Inc., a Delaware corporation, and CIBC Holdco Inc., a Delaware corporation and a direct, wholly owned subsidiary of Canadian Imperial Bank of Commerce.†*
2.2
Amendment No. 1 to the Agreement and Plan of Merger, dated March 30, 2017, by and between Canadian Imperial Bank of Commerce, a Canadian chartered bank, PrivateBancorp, Inc., a Delaware corporation, and CIBC Holdco Inc., a Delaware corporation and a direct, wholly owned subsidiary of Canadian Imperial Bank of Commerce (attached as Appendix A to the proxy statement/prospectus contained in this Registration Statement).**
3.1	By-laws of Canadian Imperial Bank of Commerce (incorporated by reference to the Current Report on Form 6-K filed by Canadian Imperial Bank of Commerce with the SEC on April 5, 2016).
5.1	Legal Opinion of Torys LLP as to the validity of the common shares of Canadian Imperial Bank of Commerce being registered.**
8.1	Opinion of Mayer Brown LLP as to certain tax matters.**
8.2	Opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters.**
23.1	Consent of Torys LLP (included in Exhibit 5.1).
23.2	Consent of Mayer Brown LLP (included in Exhibit 8.1).
23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2).
23.4	Consent of Ernst & Young LLP.**
23.5	Consent of Ernst & Young LLP.**
24.1	Power of Attorney (on signature page).*
99.1	Form of proxy for PrivateBancorp, Inc.***
99.2	Consent of Goldman, Sachs & Co.**
99.3	Consent of Sandler O'Neill & Partners, L.P.**

†
Pursuant to Item 601(b)(2) of Regulation S-K, CIBC agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger to the SEC upon request.

*
Previously filed.

**
Filed herewith.

***
To be filed by amendment.